SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                                October 8, 2002


                              Glassworks of Chile
                -----------------------------------------------
                (Translation of registrant's name into English)



                                Hendaya N(0)60
                      ----------------------------------
                                  Las Condes
                      ----------------------------------
                                Santiago, Chile
                      ----------------------------------
                   (Address of principal executive offices)



                          Form 20-F | |   Form 40-F [ ]
                                    ---             ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.


                               Yes        No  |X|
                                    ---       ---

                          CRISTALERIAS DE CHILE S.A.


                                Material event
                    Standarized Quarterly Financial Report



CONTENTS

Standarized Quarterly Financial Report for the period ended June 30, 2002.


NOTES

a) On August 29, 2002, Cristalerias de Chile S.A. filed with the Superintendencia de Valores y Seguros de Chile (the Chilean
     Superintendency of Stock Corporation and Insurance Companies) its Standarized Quarterly Financial Report (FECU) for the period ended June 30th, 2002.

b)   This report is a free translation from the original in Spanish.

                  Cristalerias de Chile S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K
                               TABLE OF CONTENTS

(1) Quarterly consolidated financial statements of the Company for the quarter ended June 30, 2002.

(2) Quarterly individual financial statements of the Company for the quarter ended June 30, 2002.

FECU (Standardized Quarterly Financial Report)



1.       IDENTIFICATION


1.01.05.00        Firm Name

                          CRISTALERIAS DE CHILE S.A.


1.01.04.00        Company RUT                                 90331000-6



1.00.01.10        Starting date                               1/1/2002



1.00.01.20        Closing date                                6/30/2002



1.00.01.30        Type of Currency                            Chilean Pesos



1.00.01.40        Type of Financial Statements                Consolidated

                                    ASSETS

2.0      FINANCIAL STATEMENTS
2.01     BALANCE SHEET

1.00.01.30   Type of Currency:  Chilean pesos
1.00.01.40   Type of Balance : Consolidated


ASSETS                                                 NOTE No.               06-30-02        06-30-01
------                                                 --------               --------        --------
5.11.00.00   TOTAL CURRENT ASSETS                                           132,038,229     121,454,079
             5.11.10.10  Cash                                                 1,434,929       2,463,718
             5.11.10.20  Time deposits                   40                  21,391,791      34,859,003
             5.11.10.30  Marketable securities (net)     4                   10,379,791       3,468,043
             5.11.10.40  Debtors from sales (net)        5                   32,577,842      27,921,705
             5.11.10.50  Documents receivable (net)      5                    5,945,587       4,264,810
             5.11.10.60  Sundry debtors (net)            5                    1,133,399         724,660
             5.11.10.70  Doc. & accts receivable         6                      396,805         377,915
                          related Co.
             5.11.10.80  Inventories (net)               7                   40,003,256      34,465,980
             5.11.10.90  Recoverable taxes               8                      295,823         983,139
             5.11.20.10  Prepaid expenses                                     1,155,375         802,399
             5.11.20.20  Deferred taxes                  8                    1,424,589       1,009,189
             5.11.20.30  Other current assets            10                  15,899,042      10,113,518
             5.11.20.40  Leasing contracts (net)                                      0               0
             5.11.20.50  Leasing assets (net)                                         0               0

5.12.00.00   TOTAL FIXED ASSETS                          12                 130,893,468     131,374,398
             5.12.10.00  Land                            12                  13,011,919      12,703,245
             5.12.20.00  High rises & infrastructure     12                  52,951,737      50,609,129
             5.12.30.00  Machinery & equipment           12                 128,890,093     121,185,916
             5.12.40.00  Other fixed assets              12                  14,833,604      13,951,158
             5.12.50.00  Positive goodwill from          12                   8,336,157       8,342,060
                          technical revaluation of fixed
                          assets
             5.12.60.00  Depreciation (minus)            12                (87,130,042)    (75,417,110)

5.13.00.00   TOTAL OTHER ASSETS                                             141,877,741     137,620,872
             5.13.10.10  Investment in related companies 14                 109,353,612     111,243,039
             5.13.10.20  Investment in other companies   15                   1,445,645       1,574,612
             5.13.10.30  Negative goodwill               16                   8,875,922      10,302,694
             5.13.10.40  Positive goodwill (minus)                                    0               0
             5.13.10.50  Long-term debtors               5                      206,275         144,390
             5.13.10.60  Doc. & accts receivable         6                        1,362               0
                          related Co.
             5.13.10.65  Long-term deferred taxes        8                            0               0
             5.13.10.70  Intangibles                     17                  11,323,184      11,242,384
             5.13.10.80  Amortization (minus)            17                   (884,173)       (741,400)
             5.13.10.90  Other                           18                  11,555,914       3,855,153
             5.13.20.10  Long-term leasing contracts                                  0               0
                           (net)
5.10.00.00   TOTAL ASSETS                                                   404,809,438     390,449,349

                                  LIABILITIES

1.00.01.30        Type of Currency:  Chilean pesos
1.00.01.40        Type of Balance : Consolidated


LIABILITIES                                                       NOTE No.           06-30-02        06-30-01
-----------                                                       --------           --------        --------
5.21.00.00          TOTAL CURRENT LIABILITIES                                      65,838,592      46,718,706
                    5.21.10.10  Short-term oblig. Banks &            19             1,005,762       2,135,489
                                  Fin. Inst.
                    5.21.10.20  Short-term portion - Long-term       19            24,261,194       8,886,065
                                  oblig. Banks & Financial
                                  Institutions
                    5.21.10.30  Obligations with the public                                 0               0
                                  (notes)
                    5.21.20.40  Short-term portion oblig with        22               460,599         462,604
                                  public
                    5.21.10.50  Long-term oblig. due within 1                         201,701         201,194
                                  year
                    5.21.10.60  Dividends payable                                     536,729         942,521
                    5.21.10.70  Accounts payable                                   15,394,692      11,807,442
                    5.21.10.80  Notes payable                                       3,040,323       5,488,928
                    5.21.10.90  Sundry creditors                                      500,281         403,632
                    5.21.20.10  Notes & accts payable related        6              1,925,800         928,314
                                  Co.
                    5.21.20.20  Provisions                          23             14,068,416      10,194,923
                    5.21.20.30  Withholdings                                        1,728,283       1,809,798
                    5.21.20.40  Income tax                                                  0               0
                    5.21.20.50  Earned income                                       2,325,044       3,457,796
                    5.21.20.60  Deferred taxes                       8                      0               0
                    5.21.20.70  Other current liabilities           20                389,768               0

5.22.00.00          TOTAL LONG-TERM LIABILITIES                                    89,226,107     102,411,960
                    5.22.10.00  Oblig with Banks & Financial        21             58,517,703      71,905,665
                                  Inst.
                    5.22.20.00  Long-term oblig with public         22             19,626,240      20,014,502
                                  (bonds)
                    5.22.30.00  Long-term notes payable                                45,968          25,969
                    5.22.40.00  Long-term sundry debtors                            1,303,617       2,122,183
                    5.22.50.00  Long-term notes & accts.             6                      0               0
                                  payable related companies
                    5.22.60.00  Long-term provisions                23              7,140,084       7,621,181
                    5.22.70.00  Long-term deferred taxes             8              2,592,495         722,460
                    5.22.80.00  Other long-term liabilities                                 0               0

5.23.00.00          MINORITY INTEREST                               25             35,572,764      32,546,531

5.24.00.00          TOTAL EQUITY                                                  214,171,975     208,772,152
                    5. 24.10.00  Paid-in capital                    27             62,863,356      62,253,624
                    5. 24.20.00  Reserve capital revaluation        27                377,180         933,806
                    5. 24.30.00  Premium in sale of own shares      27             26,955,324      26,932,687
                    5. 24.40.00  Other reserves                     27              9,133,407       7,670,451
                    5. 24.50.00  Retained earnings (addition                      114,842,708     110,981,584
                                   of codes
                                 5.24.51.00 to 5.24.56.00)
                                 5.24.51.00 Reserve future          27            112,231,045     103,307,766
                                             dividends
                                 5.24.52.00 Accrued profits         27                      0               0
                                 5.24.53.00 Accrued losses          27                      0               0
                                             (minus)
                                 5.24.54.00 Profit (loss)           27              3,571,663       9,144,215
                                             for the year
                                 5.24.55.00 Prov. dividends         27               (960,000)     (1,377,713)
                                             (minus)
                                 5.24.56.00 Accr. deficit dev.      27                      0         (92,684)
                                             period
5.20.00.00  TOTAL LIABILITIES                                                     404,809,438     390,449,349

                               INCOME STATEMENT

2.02     INCOME STATEMENT

1.00.01.30   Type of Currency:  Chilean pesos
1.00.01.40   Type of Balance : Consolidated


INCOME STATEMENT                                                        NOTE No.     06-30-02        06-30-01
----------------                                                        --------     --------        --------
        5.31.11.00  OPERATING RESULTS                                              16,454,034      12,652,508
                    5.31.11.10  Operating Margin                                   27,520,614      23,166,419
                                5.31.11.11  Operating income                       68,791,643      65,362,179
                                5.31.11.12  Operating costs (minus)               (41,271,029)    (42,195,760)
                    5.31.11.20  Adm. & sales expenses (minus)                     (11,066,580)    (10,513,911)

        5.31.12.00  NON-OPERATING RESULTS                                          (8,135,030)     (1,881,589)
                    5.31.12.10  Interest income                                     1,165,203       1,510,003
                    5.31.12.20  Profit investments related Co.             14          70,440         441,622
                    5.31.12.30  Other non-operating income                 28         518,510       5,410,810
                    5.31.12.40  Profit investments rel- Co. (-)            14      (7,525,692)     (4,676,635)
                    5.31.12.50  Amortization neg.goodwill (-)              15        (288,529)       (467,317)
                    5.31.12.60  Interest expenses (minus)                          (2,411,603)     (3,729,350)
                    5.31.12.70  Other non-operat expenses (-)              28      (1,638,641)       (917,085)
                    5.31.12.80  Price level restatement                    29        (923,251)        200,519
                    5.31.12.90  Exchange differences                       30       2,898,533         345,844

        5.31.10.00  RESULTS BEFORE INCOME TAX                                       8,319,004      10,770,919
                     AND EXTRAORDINARY ITEMS
        5.31.20.00  INCOME TAX                                              8      (2,726,329)     (2,467,536)
        5.31.30.00  EXTRAORDINARY ITEMS                                    30               0       1,822,561
        5.31.40.00  PROFIT (LOSS) BEFORE                                            5,592,675      10,125,944
                     MINORITY INTEREST
        5.31.50.00  MINORITY INTEREST                                      26      (2,021,012)       (981,729)

5.31.00.00   NET PROFIT (LOSS)                                                      3,571,663       9,144,215
5.32.00.00   Amortization of positive goodwill                                              0               0
5.30.00.00   PROFIT (LOSS) FOR THE YEAR                                             3,571,663       9,144,215

                          DIRECT CASH FLOW STATEMENT

2.03     CASH FLOW STATEMENT
1.00.01.30     Type of Currency:  Chilean pesos
1.00.01.40     Type of Balance : Consolidated



DIRECT CASH FLOW STATEMENT                                            NOTE No.       06-30-02       06-30-01
--------------------------                                            --------       --------       --------
     5.41.11.00  NET FLOW FROM OP. ACT.                                             18,491,788      18,429,489
                 5.41.11.10  Collection from sales debtors                          82,905,853     106,749,031
                 5.31.11.20  Interests received                                      2,215,418       2,284,706
                 5.31.11.30  Dividends & other distributions                           129,028         213,184
                              funds received
                 5.31.11.40  Other income                               33           1,667,284         254,211
                 5.31.11.50  Payments to suppliers &                               (57,672,833)    (81,968,571)
                              personnel (-)
                 5.31.11.60  Interest paid (minus)                                  (1,637,453)     (3,404,585)
                 5.31.11.70  Income tax paid (minus)                                (1,131,861)     (2,643,963)
                 5.31.11.80  Other expenses                             33          (1,839,016)     (1,032,716)
                 5.31.11.90  V.A.T. & other taxes                                   (6,144,632)     (2,021,808)

     5.41.12.00  CASH FLOW FINANCING ACTIVITIES                                     (9,097,044)     10,324,314
                 5.41.12.05  Proceeds from share issue                                       0          31,608
                 5.41.12.10  Loans received                                                  0       4,577,151
                 5.41.12.15  Obligations with the public                                     0      18,347,906
                 5.41.12.20  Secured loans from related                              1,624,184          46,502
                              companies
                 5.41.12.25  Other loans from related                                        0               0
                              companies
                 5.41.12.30  Other financing resources                                       0               0
                 5.41.12.35  Dividends paid (minus)                                 (7,076,866)     (6,632,921)
                 5.41.12.40  Capital distributions (minus)                                   0               0
                 5.41.12.45  Repayment of loans (minus)                             (2,131,411)     (5,105,953)
                 5.41.12.50  Payment of obligations with the                          (204,139)       (839,966)
                              public (-)
                 5.41.12.55  Repayment of secured loans from                        (1,308,331)        (45,585)
                              rel Co. (-)
                 5.41.12.60  Repayment other loans from                                      0               0
                              related  Co. (-)
                 5.41.12.65  Share issue payment (minus)                                     0               0
                 5.41.12.70  Payment of issue publ oblig                                     0               0
                              (minus)
                 5.41.12.75  Other financing payments (minus)          33                 (481)        (54,428)

     5.41.13.00  CASH FLOW FROM INVESTING ACTIVITIES                                (2,136,705)    (36,098,004)
                 5.41.13.05  Sale of fixed assets                                       34,981         691,050
                 5.41.13.10  Sale of permanent investments                                   0               0
                 5.41.13.15  Sale of other investments                 33           10,748,618       9,821,293
                 5.41.13.20  Proceeds secured loans to                                       0       1,370,154
                              related Comp.
                 5.41.13.25  Proceeds other loans to related                             6,887          42,208
                              companies
                 5.41.13.30  Other investment income                   33            2,044,677         524,544
                 5.41.13.35  Incorporation of fixed assets                          (8,962,712)    (26,458,308)
                              (minus)
                 5.41.13.40  Capitalized interests payment                                   0               0
                              (minus)
                 5.41.13.45  Permanent Investments (minus)                          (3,767,843)       (628,827)
                 5.41.13.50  Investments in financial                               (1,538,111)    (21,145,514)
                              instruments (minus)
                 5.41.13.55  Other loans to related companies                                0               0
                              (minus)
                 5.41.13.60  Other loans to related companies                           (2,672)       (274,276)
                              (minus)
                 5.41.13.65  Other distrib of funds on invest          33             (700,530)        (40,328)
                              activities (-)
  5.41.00.00  TOTAL NET CASH FLOW FOR THE PERIOD                                     7,258,039      (7,344,201)
  5.42.20.00  EFFECT OF INFLATION ON CASH & CASH EQUIV.                                124,688        (248,407)
5.41.00.00    NET CHANGE IN & CASH EQUIVALENT                                        7,382,727      (7,592,608)
5.42.00.00    CASH & CASH EQUI  AT BEGINNING OF PERIOD                              38,002,164      28,545,949
5.43.00.00    CASH & CASH EQUIV BALANCE AT END OF PERIOD                            45,384,891      20,953,341

                        INCOME STATEMENT RECONCILIATION

CONCILIATION BETWEEN CASH FLOW GENERATED BY THE OPERATION'S ACTIVITIES AND THE INCOME STATEMENT FOR THE YEAR

1.00.01.30        Type of Currency:  Chilean pesos
1.00.01.40        Type of Balance : Consolidated


CASH FLOW - INCOME STATEMENT RECONCILIATION                             NOTE No.      06-30-02     06-30-01
-------------------------------------------                             --------      --------     --------

5.50.10.00  Profit (Loss) for the year                                               3,571,663     9,144,215
5.50.20.00  Profit (Loss) in sale of assets                                              5,624    (1,983,050)
            5.50.20.10  (Profit) Loss in sale of fixed assets                            5,624        18,662
            5.50.20.20  Profit in sale of investments (minus)                                0    (2,001,712)
            5.50.20.30  Loss in sale of investments                                          0
            5.50.20.40  (Profit) Loss in sale of other assets                                0

5.50.30.00  Non-cash losses (gains)                                                 15,334,820    10,585,615
            5.50.30.05  Depreciation for the year                         12         6,543,737     5,624,998
            5.50.30.10  Amortization of intangibles                                    771,643       158,777
            5.50.30.15  Write-offs and provisions                                    2,978,895     1,367,325
            5.50.30.20  Accrued earnings from investments in related      14           (70,440)     (441,622)
                         companies (minus)
            5.50.30.25  Accured losses from investments in related Co.    14         7,525,692     4,676,635
            5.50.30.30  Negative goodwill amortization                    16           288,529       467,317
            5.50.30.35  Positive goodwill amortization (minus)                               0             0
            5.50.30.40  Price level restatement                           29           923,251      (200,519)
            5.50.30.45  Net exchange difference                           30        (2,898,533)     (345,844)
            5.50.30.50  Other non-cash credits to results (minus)                     (762,374)   (2,512,562)
            5.50.30.55  Other non-cash debits to results                                34,420     1,791,110

5.50.40.00  Changes in Assets affecting cash flow (incr) decreases                 (23,882,959)   (6,304,277)
            5.50.40.10  Debtors from sales                                         (12,578,043)    2,977,911
            5.50.40.20  Inventory                                                  (10,575,071)   (5,233,445)
            5.50.40.30  Other assets                                                  (729,845)   (4,048,743)

5.50.50.00  Changes in liabilities affecting cash flow increases                    21,441,628     6,005,258
              (decr)
            5.50.50.10  Accounts payable related to results for the                 21,504,036     5,310,152
                         year
            5.50.50.20  Interests payable                                              548,181      (964,765)
            5.50.50.30  Income tax payable (net)                                     1,563,693        27,047
            5.50.50.40  Other accounts payable related to non-oper                  (1,386,536)    1,389,880)
                         results
            5.50.50.50  VAT and other taxes payable (net)                             (787,746)      242,944

5.50.60.00  Profit (Loss) of minority interest                           26          2,021,012       981,728
5.50.00.00  NET OPERATING CASH FLOW                                                 18,491,788    18,429,489

                  01. REGISTRATION IN THE SECURITIES REGISTER


IDENTIFICATION OF THE COMPANY AND REGISTRATION IN THE SECURITIES REGISTER

The company is registered in the Securities Register under No. 061 and it is supervised by the Securities and Insurance Commission.

The subsidiary S.A. Vina Santa Rita is registered in the Securities Register under number 390 of the S.V.S. (Securities and Insurance Commission).

                       02. APPLIED ACCOUNTING CRITERIA


APPLIED ACCOUNTING CRITERIA

a)   Accounting Period

These financial statements correspond to the period between January 1 and June 30 of 2002 and 2001.


b)   Preparation basis of financial statements:

These consolidated financial statements as of June 30, 2002 and 2001 have been prepared on the basis of generally accepted accounting principles and specific norms issued by the S.V.S.; the former prevailing in case of discrepancies.


c)   Presentation Basis

For comparison purposes, the financial statements and figures included in the disclosures for the 2001 fiscal year are presented updated according to non-accounting terms as of June 30, 2002 by 2.1%.


d)   Consolidation Basis

The consolidated financial statements include the balances of the following subsidiaries: Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A., Ciecsa S.A. consolidated, S.A. Vina Santa Rita consolidated, and Constructora Apoger S.A. consolidated.

Since the third quarter of 2001, the results of Envases CMF S.A. were not consolidated due to the reduction of Cristalchile's stake in this company from 99.99% to 50%, as expressed in note 13

The consolidated results of CIESCA includes the balances of its subsidiary Red Televisiva Megavision S.A. in which it has a 78.01% stake and Simetral S.A.
in which it has a 81.5% stake as of the third quarter of 2001. The company did not consolidate with Ediciones Chiloe S.A. because of the reduction in its share of the company from 75% to 50%.

The consolidated results of S.A. Vina Santa Rita includes the balances of its subsidiaries Vina Carmen S.A., in which it has a 99.9% stake in 2002 and 2000, Vina Dona Paula S.A., in which it has a 100% stake in 2002 (in 2001 it was not included in the consolidation), and Sur Andino S.A., in which it has a 100% stake in 2002 (it was created on June 30, 2001).

Constructora Apoger S.A.'s includes the balances of its subsidiary Inmobiliaria Monte Azul S.A., in which it has a 99% stake.

Intercompany balances, transactions, debits, and refunds were eliminated in the consolidation and has being acknowledged the shareholding of the investments minorities shown in the balance as a minority interest

The subsidiary companies included in the consolidation are presented on an attached chart.

e)   Adjustment for Currency Devaluation (Price Level Restatement)

Consolidated financial statements have been restated considering the variation in the purchasing power of the currency which occurred in the 2002 fiscal year, which was 0.6% (1.5% in 2000).

f)   Conversion Basis

Balances in foreign currency and indexed currency units have been converted to pesos at the indicated parities:

                                              2002              2001
                                               Ch$               Ch$
                                               ---               ---

U.S. Dollar                                 688,05            629,00
Canadian Dollar                             454,01            415,73
Pound Sterling                             1052,71            888,92
Danish Crown                                 91,83             71,74
Swedish Crown                                75,14             57,93
EURO                                        681,91            534,23
Unidad de Fomento                        16,355.20         16,002.32

g)   Marketable Securities and Time Deposits

Transactions in short-term fixed income instruments (PRC) are shown at the return value of the investment, which does not exceed the market value as of June 30, 2002.

Investments in stock are shown at the lowest value between the corrected cost and market value.

Time deposits are shown at the value of the investment, plus adjustments and interest accrued as of the date of the fiscal year.

Investments carried out by the parent company in Celulosa Arauco bonds are registered at the par value, without adjusting to the market value because there is the intention of keeping them until their long term due date.


h)   Inventory

Inventory of finished products has been valued as of June 30, 2002 and 2001 at the direct production cost, duly updated, and raw materials and materials at the cost of the last purchase or its corrected cost. Those valuations do not exceed the net liquidation value.

Inventory of foreign television programs to be exhibited are valued at the purchase cost at the exchange rate in effect at the closing of the fiscal year. Local programs are valued according to the terms of the respective contracts.

Inventory at the closing of each fiscal year represents the value of the films and videos contracted and the proportion of repeats that are pending exhibition. The actual cost of the programs is charged to results as they are shown.

i)   Bad Debts (Non-collectable)

The parent company and subsidiaries have made provision for bad debts that is deducted from debtors for sales and documents receivable. The criterion adopted to estimate them is the age of the balances.

j)   Fixed Assets

The property in fixed assets is shown at the purchase cost plus legal and regulatory revaluations accumulated until June 30, 2002 and 2001.

k)   Depreciation of Fixed Assets

Depreciation of these goods is calculated on updated values, according to the straight-line depreciation system, considering the estimated useful life of the goods.

l)   Assets in Leasing

None.

m)   Sales Transactions with Leaseback

None.

n)   Intangibles

The corrected purchase value of trademarks as well as TV channel 9 frequency are presented as intangibles. Its amortization period is 40 years. In addition the subsidiary S.A. Vina Santa Rita includes the costs for trademark registration, which are amortized in a period of their renewal.

o)   Investments in Related Companies

Investments in stocks and rights in related companies have been valued according to the percentage of the holding that corresponds to the Company in the equity of its affiliates and subsidiaries (V.P.P.), according to procedures established for these purposes by circular 368 of the Securities and Insurance Commission. Investments abroad have been valued according to the provisions of Technical Bulletin No. 64 of the Accountants Association.

p)   Goodwill Amortization

Goodwill amortization resulted from comparing the price paid for the investment with the proportional value that corresponds to the investment in the company's equity.

Amortizations of these values are carried out in a period of twenty years.

As of June 30, 2002 and 2001 there is no positive goodwill.

q)   Operations with repurchase and resale agreement

Financial instruments acquired with a resale agreement are shown at their purchase value plus interest and adjustments accrued at the closing of the fiscal year, and they are classified in Other Current Assets, in the terms established in Circular No. 768 of the Securities and Insurance Commission.

r)   Obligations with public

Obligations for bonds issued are shown at their face value plus adjustments and interest accrued at the closing of each fiscal year. The negative goodwill obtained compared to par value is amortized proportionally to payment or redemption of the capital installments of those bonds and the expenses for the placement of long-term bonds.

s)   Deferred Taxes and Income Tax

The parent company and its subsidiaries has complied with deferred taxes, in accounting terms, as established in Technical Bulletin No. 60 and 71 of The Accountants Association and the norms indicated in circular 1466 of the S.V.S.

Income tax is recorded in the accounting on the basis of the calculation of net taxable income determined according to norms established in the Income Tax Law.

t)   Severance payment

The parent company has established a reserve for all of the personnel's severance payment, according to the union contracts signed with their workers. This reserve is shown at the present value of the obligation.

u)   Sales (Operating Income)

The consolidated companies recognize operating income on an accrued basis according to generally accepted accounting principles.

v)   Derivative Contracts

The parent company and its subsidiaries Ciecsa S.A. and S.A. Vina Santa Rita maintain futures contracts in foreign currency recorded as established in Technical Bulletin 57 of the Accountants Association of Chile.

w)   Computer Software

The parent company and S.A. Santa Rita develop computer software with their own resources and they also acquires computer packages from third parties. Disbursements due to their own development are charged to results as they are generated. Computer packages are recorded in Fixed Assets and amortized in 36 months by the parent company and in 48 months by the subsidiary S.A. Vina Santa Rita.

x)   Research and development expenses

The companies do not show any expenses in this item.

y)   Cash flow statement:

According to current regulations of the Securities and Insurance Commission and the Accountants Association of Chile, in preparing the cash flow statement, the Company has considered time deposits and deposits with maturities under 90 days as cash.

Such cash flows related to the Company's line of business, interest paid, interest income received, dividends received, and all such that is not defined as investment or Financing is included under the heading "Flow Originating in Activities of the Operation."

Disbursements originating in time deposits and deposits with maturities over 90 days have been classified in the item "Investments in Financial Instruments."

CRISTALERIAS DE CHILE S.A.

NOTE 2 - ACCOUNTING CRITERIA USED - COMPANIES INCLUDED IN THE CONSOLIDATED
REPORT


                                                       Percentage of Shareholding
                                                       --------------------------
   R.U.T.              Company Name                    06.30.2002                                         06.30.2001
   ------              ------------                    ----------                                         ----------
                                                         Direct        Indirect          Total               Total
                                                         ------        --------          -----               -----
96.721.580-5    Cristalchile Comunicaciones S.A.        99.9980         0.0000          99.9980             99.9980
96.767.580-6    Constructora Apoger S.A.                80.0000         0.0000          80.0000             80.0000
96.608.270-4    Ciecsa S.A.                             98.2100         0.0000          98.2100             98.0700
86.547.900-K    S.A. Vina Santa Rita                    54.1000         0.0000          54.1000             54.1000
96.972.440-5    Cristalchile Inversiones S.A.           99.9900         0.0100         100.0000              0.0000

                            03. ACCOUNTING CHANGES

As of June 30, 2002 and 2001, there have not been any changes in the accounting criteria applied that affect the consolidated financial statements.

                           04. MARKETABLE SECURITIES

As of June 30 2002, investments in stocks in the amount of Th Ch$ 3,644,054 investments in fixed rate mutual funds in the amount of Th US$ 6,521,246 , investments in mutual funds in the amount of Th Ch$ 23,753 and Th US$ 190,738 for interests accrued in long-term bonds.

As of June 30, 2001, the investment in Central Bank PRC in the amount of Th Ch$153,810, Th Ch$3,275,641 in stocks and Th Ch$38.592 in mutual funds are included in this item.

CRISTALERIAS DE CHILE S.A.

NOTE 4 -MARKETABLE SECURITIES- BALANCE COMPOSITION

       Type of Security                Book Value
       ----------------                ----------
                                       06-30-2002             06-30-2001
                                       ----------             ----------
Shares                                  3,644,054              3,275,641
Bonds                                     190,738                      0
Shares in mutual funds                  6,544,999                 38,592
Shares in investment funds                      0                      0
Public tender notes                             0                153,810
Mortgage bonds                                  0                      0
Total Marketable Securities            10,379,791              3,468,043

CRISTALERIAS DE CHILE S.A.

NOTE 4 - MARKETABLE SECURITIES - SHARES

                                                                                                Unit      Market
                                                                Number of     Participation     Market    Investment     Corrected
   R.U.T.                       Company Name                    Shares        Percentage        Value     Value          Cost
   ------                       ------------                    ------        ----------        -----     -----          ----
96.512.200-1         Bodegas y Vinedos Santa Emiliana S.A       59,627,851        9.3690         101      6,022,413      3,644,054

Value Investment Portfolio                                                                                6,022,413      3,644,054
Adjustment Provision                                                                                                             0
Book value, Investment Portfolio                                                                                         3,644,054

CRISTALERIAS DE CHILE S.A.

NOTE 4 - MARKETABLE SECURITIES - FIXED INTEREST INSTRUMENTS

                                                              Capital Placed         Interests Accrued      Current Placement
                         Date                     Annual      --------------         -----------------      -----------------
  Institution          Starting      Maturity      Rate      US$           M$         US$        M$          US$          M$
  -----------          --------      --------     ------     ---           --         ---        --          ---          --
JP  MORGAN  AL        01.01.2002    07.30.2002     1.70    9,458,036    6,507,602    19,830     13,644     9,477,866   6,521,246

Total                                                                                                                  6,521,246

                     05. SHORT-TERM AND LONG-TERM DEBTORS

As of June 30, 2002 and 2001, there are balances short-term debtors in the amount of Th Ch$32,577,842 (Th Ch$27,921,705 in 2001).

The bad debt reserve of Th Ch$735,271 in 2002 (Th Ch$389,839 in 2001) is shown deducting the balances of Debtors from Sales and Documents receivable.

The balances of Short-term Debtors are shown net of Customer Advance Payments.

Also, there is a balance of Th Ch$206,275 in Long Term Debtors in 2002 (Th 144,390 in 2001).

CRISTALERIAS DE CHILE S.A.

NOTE 5 -SHORT AND LONG TERM DEBTORS


                                  Current Assets
                                  --------------
                                                              Over 90 days
      Item                        Up to 90 days               up to 1 year            Subtotal       Total Current (net)
      ----                        -------------               ------------            --------       -------------------
                            06-30-2002    06-30-2001    06-30-2002    06-30-2001                 06-30-2002    06-30-2001
                            ----------    ----------    ----------    ----------                 ----------    ----------
Debts from Sales            31,733,348    24,636,660     1,383,407     3,285,045    33,116,755   32,577,842    27,921,705
Estimate of bad debtors              -             -             -             -       538,913            0             0
Documents receivable         5,632,183     4,225,877       509,762        38,933     6,141,945    5,945,587     4,264,810
Estimate of bad debtors              -             -             -             -       196,358            0             0
Misc. Debtors                1,127,902       684,944         5,497        39,716     1,133,399    1,133,399       724,660
Estimate of bad debtors              -             -             -             -             -            0             0

                                                                                     Total Long Term Debtors

==============================================================================

      Item                            Long Term
      ----                            ---------
                                06-30-2002   06-30-2001
                                ----------   ----------
Debts from Sales                         0
Estimate of bad debtors                  0
Documents receivable                     0
Estimate of bad debtors                  0
Misc. Debtors                      206,275     144,390
Estimate of bad debtors                  0           0

                                   206,275     144,390

             06. BALANCES AND TRANSACTIONS WITH RELATED ENTITIES



Balances receivable in the Short-Term as of June 30, 2002 that total Th Ch$ 396,805 (Th Ch$377,915 in 2001) correspond mainly to a loan granted by the subsidiary Ciecsa to Editorial Zig Zag for Th Ch$264,798 including interests, with maturity on 09-30-2002 at an annual interest rate of 6% and advertising sold by Red Televisiva Megavision S.A. to Editorial Zig-Zag for Th Ch$3,933 and to Metropolis Intercom for Th Ch$34,114 , the balance correspond for invoicing receivable Th Ch$93,960.

Balances payable in the short term totaling Th Ch$1,925,800 in 2002 (Th Ch$928,314 in 2001) correspond mainly to Th Ch$1,200,647 for transactions made by Red Televisiva with Televisa Internacional S.A. de C.V., the balance corresponds to commercial transactions under 90 days for Th Ch$224,239, and dividends payable to Majority shareholder for Th Ch$ 500,914.

In 2002 there are a balance for invoicing Ch Th$1,362 an in 2001 there are no Long-term Accounts Receivable recorded in 2002 and 2001.

CRISTALERIAS DE CHILE S.A.

NOTE 6 - BALANCE AND TRANSACTIONS WITH RELATED COMPANIES
               DOCUMENTS AND ACCOUNTS RECEIVABLE

  R.U.T.                  Company                             Short Term                        Long Term
  ------                  -------                             ----------                        ---------
                                                     06-30-2002        06-30-2001      06-30-2002     06-30-2001
                                                     ----------        ----------      ----------     ----------
90.684.000-6      Editorial Zig-Zag S.A.                268,731           306,345               0              0
89.150.900-6      Vina Los Vascos S.A.                   81,091            28,037               0              0
90.320.000-6      Cia. Electro Metalurgica S.A.             221               197               0              0
0-E               Rayen Cura SAIC                           183             7,599               0              0
96.539.380-3      Ediciones Financieras S.A.              1,771                 0               0              0
96.793.770-3      Ediciones Chiloe S.A.0                      0                 0           1,362              0
79.753.810-8      Claro y Cia.                              274               266               0              0
96.787.775-1      Metropolis Intercom S.A.               43,768            22,928               0              0
0-E               Televisa S.A.                               0             7,376               0              0
83.032.100-4      Serv. Y Consultorias Hendaya S.A.           0               493               0              0
95.819.000-K      Costanera S.A.                              0             2,699               0              0
90.160.000-7      Sudamericana de Vapores S.A.              104             1,800               0              0
77.658.870-9      Marketing Meter Ltda.                     662                 0               0              0
86.881.400-4      Envases CMF S.A.                            0               175               0              0

                  Total                                 396,805           377,915           1,362              0

                                                                            21
CRISTALERIAS DE CHILE S.A.

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS PAYABLE

  R.U.T.                      Company                             Short Term                     Long Term
  ------                      -------                             ----------                     ---------
                                                          06-30-2002     06-30-2001      06-30-2002     06-30-2001
                                                          ----------     ----------      ----------     ----------
78.619.370-2     Cordillera Comunicaciones Ltda.                   0        196,951               0              0
89.150.900-6     Vina Los Vascos S.A.                          3,389              0               0              0
79.753.810-8     Claro y Cia.                                 41,501            237               0              0
90.160.000-7     Cia. Sudamericana de Vapores S.A.            11,563          4,905               0              0
90.320.000-6     Cia. Electro Metalurgica S.A.               326,700        466,985               0              0
83.032.100-4     Serv. Y Consultorias Hendaya S.A.            85,826        121,772               0              0
86.881.400-4     Envases CMF S.A.                            166,434          3,769               0              0
0-E              Televisa Internacional S.A. De C.V.       1,200,647              0               0              0
83.628.100-4     Sonda S.A.                                        0          6,925               0              0
86.775.600-1     Inversiones Bayona S.A.                      88,688        126,770               0              0
77.658.870-9     Marketing Meter Ltda.                         1,052              0               0              0
                 Total                                     1,925,800        928,314               0              0

CRISTALERIAS DE CHILE S.A. NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

TRANSACTIONS

             Company                       R.U.T.          Relationship         Description of Transaction
             -------                       ------          ------------         --------------------------

Serv. Y Consultorias Hendaya S.A.       83.032.100-4      Majority shareholder   Services received
                                                          -                      Products sold
                                                          -                      Dividends paid
                                                          -                      Services supplied
                                                          -                      Payment for own account
                                                          -                      Services rendered
Cia. Sud-Americana de Vapores S.A.      90.160.000-7      Indirect affiliate     Advertising sold
                                                          -                      Products sold
                                                          -                      Freight services
                                                          -                      Advertising hired
                                                          -                      Subscription sales
Inversiones Pocuro Ltda..               79.770.040-1      Indirect affiliate     Subscription sales
Vina Los Vascos S.A.                    89.150.900-6      Indirect affiliate     Direct sales
                                                          -                      Materials purchased
Inversiones Bayona S.A.                 86.755.600-1      Majority shareholder   Dividends paid
Navarino S.A.                           96.566.900-0      Indirect affiliate     Services supplied
Indesa S.A.                             92.892.000-3      Same Parent            Subscription sales
Maritima de Inversiones S.A.            94.660.000-3      Indirect affiliate     Advertising sold
Claro y Cia.                            79.753.810-8      With the president     Advice received
                                                          -                      Products sold
Quemchi S.A.                            96.640.360-8      Indirect affiliate     Services rendered
                                                                                 Loans granted
                                                                                 Loans repaid
                                                                                 Interests
CAP S.A.                                91.297.000-0      Affiliate              Advertising sold
Rayen Cura S.A.I.C.                     0-E               Indirect affiliate     Direct sales
Forus S.A.                              86.963.200-7      Affiliate              Advertising hired
                                                                                 Services purchased
Televisa Internacional S.A.C.V          0-E               Affiliate              Purchase of exhibition material
Sonda S.A.                              83.628.100-4      Shareholder in         Subscription sales
                                                          affiliate
                                                                                 Services purchased
                                                                                 Advertising sold
Envases CMF  S.A.                       86.881.400-4      Indirect affiliate     Materials purchased
                                                                                 Interests
                                                                                 Adjustments



                                                                               06-30-2002                  06-30-2001
                                                                               ----------                  ----------
                                                                                       Effect on                   Effect on
    Company                           Description of Transaction          Amount         Outcome        Amount       Outcome
    -------                           --------------------------          ------         -------        ------       -------
Serv. Y Consultorias Hendaya S.A.     Services received                   629,530       -629,530       558,168      -558,168
                                      Products sold                           100             28         3,340             9
                                      Dividends paid                      545,786              0       525,182             0
                                      Services supplied                     9,660          9,660        10,896        10,267
                                      Payment for own account              27,612        -27,612        27,724       -27,724
                                      Services rendered                       287           -287        41,825       -41,825
Cia. Sud-Americana de Vapores S.A.    Advertising sold                          0              0           459           459
                                      Products sold                         5,088            860         7,029         1,271
                                      Freight services                     30,102        -17,837       341,702       -21,218
                                      Advertising hired                    26,667         26,667             0             0
                                      Subscription sales                        0              0           737           737
Inversiones Pocuro Ltda..             Subscription sales                        0              0            87            87
Vina Los Vascos S.A.                  Direct sales                        234,654         58,026       111,990        30,686
                                      Materials purchased                  16,238              0        19,629             0
Inversiones Bayona S.A.               Dividends paid                      568,195              0       546,744             0
Navarino S.A.                         Services supplied                     4,874          4,874         4,849         4,849
Indesa S.A.                           Subscription sales                        0              0           210           210
Maritima de Inversiones S.A.          Advertising sold                          0              0           172           172
Claro y Cia.                          Advice received                     105,395       -105,395        71,183       -71,183
                                      Products sold                           474            131           565           155
Quemchi S.A.                          Services rendered                     4,874          4,874         4,849         4,849
                                      Loans granted                             0              0        51,050             0
                                      Loans repaid                              0              0        51,050             0
                                      Interests                                 0              0           155           155
CAP S.A.                              Advertising sold                          0              0         2,553         2,553
Rayen Cura S.A.I.C.                   Direct sales                            183              0        22,085         7,119
Forus S.A.                            Advertising hired                    78,536         78,536             0             0
                                      Services purchased                    2,036         -2,036             0             0
Televisa Internacional S.A.C.V        Purchase of exhibition material   1,152,194     -1,152,194             0             0
Sonda S.A.                            Subscription sales                        0              0           147           147
                                      Services purchased                        0              0         7,360        -7,360
                                      Advertising sold                          0              0         1,319         1,319
Envases CMF  S.A.                     Materials purchased                 161,707              0         3,194             0
                                      Interests                                 0              0        40,951        40,951
                                      Adjustments                               0              0        19,851        19,851


        Company                       R.U.T.        Relationship
        -------                       ------        ------------
Cia. Electro Metalurgica S.A.      90.320.000-6      Majority shareholder



Inmobiliaria Don Alberto S.A.      96.826.870-8      Indirect affiliate


Metropolis Intercom S.A.           96.787.750-6      Indirect affiliate



                                                                          06-30-2002                 06-30-2001
                                                                          ----------                 ----------
                                                                                Effect on                    Effect on
   Company                       Description of Transaction        Amount       Outcome        Amount        Outcome
   -------                       --------------------------        ------       -------        ------        -------

                                 Products sold                         95            26               68           18
                                 Loans repaid                           0             0        1,271,447            0
                                 Finance Distributed                    0             0          510,394            0
Cia. Electro Metalurgica S.A.    Dividends paid                 2,093,058             0        2,014,040            0
                                 Advertising sold                       0             0            2,538       -2,538
                                 Products sold                        496            71            1,257          301
                                 Materials purchased                  823             0            1,047            0
Inmobiliaria Don Alberto S.A.    Adjustments                            0             0              962          962
                                 Return of Distributed                  0             0           43,073            0
                                 Profits distributed                    0             0           12,525            0
Metropolis Intercom S.A.         Advertising Services              11,581       -11,581              923         -923
                                 Payment for own account            3,533             0              778            0
                                 Advertising sold                       0             0           84,288       94,288
                                 Subscription sales                     0             0            9,176        9,176
                                 Products sold                      4,933         1,347            6,594      -1,2816
                                 Advertising hired                157,533       157,533           84,288       84,288

                                07. INVENTORY

An itemized list of inventory, valued according to note 2 h), is presented on an attached chart.

CRISTALERIAS DE CHILE S.A.

NOTE 7 - INVENTORY (Consolidated)

                                                  2002                2001
                                                 Th Ch$              Th Ch$
                                                 ------              ------
Finished Products
* Cristalerias de Chile S.A.                    2,598,562           2,934,424
* S.A. Vina Santa Rita                          5,044,758           4,689,642
Subtotal Finished Products                      7,643,320           7,624,066

Raw Materials and Fuel
* Cristalerias de Chile S.A.                    1,812,791           1,294,982
* S.A. Vina Santa Rita                         24,873,922          19,215,231
Subtotal Raw Materials and Fuel                26,686,713          20,510,213

Supply Materials and Parts
* Cristalerias de Chile S.A.                    1,048,374           1,201,989
* S.A. Vina Santa Rita                          1,421,561           1,308,261
Subtotal Supply Materials and Parts             2,469,935           2,510,250

Materials in Transit                              652,083           1,160,914

Red Televisiva Megavision S.A.  (CIECSA S.A.)

* Foreign, taped, for broadcast                 2,376,726           2,434,649
* Domestic programming, to be broadcast           174,479             225,888
                                                2,551,205           2,660,537

Total                                          40,003,256          34,465,980

                                                                            25
                     08. DEFERRED TAXES AND INCOME TAXES

A)   DEFERRED TAXES.

Accumulated balances of deferred taxes for temporary differences, and their composition in the income tax account for effects of fiscal year results and recognition of deferred taxes, are presented on the attached charts.

Amortization periods of deferred taxes have been estimated on average at 1.8 years for Short-Term Assets, 4.1 years for Long-Term Assets, and 14.4 years for Long-term Liabilities.


B)   INCOME TAX

The parent company and its subsidiary S.A. Vina Santa Rita, made tax provisions of 16% of taxable income in 2002 (15% in 2001) subject to the First Category and 35% for the Single Income Tax under Art. 21, for the 2002 and 2001 fiscal years.

The other consolidated subsidiaries maintain negative taxable incomes and therefore have not provisioned for this concept.

Credits against taxes are shown deducting the payable obligation.

The itemized list is the following:

                                          2002                    2001
                                         Th Ch$                  Th Ch$
                                         ------                  ------
Fiscal year income tax reserve         (2,252,670)             (2,260,341)
Single tax reserve                         (4,729)                 (4,978)
                                        ---------              ----------
SUB TOTAL                              (2,257,399)             (2,265,319)

Credits:
Deferred Fixed Assets                       3,744                       0
Monthly reserve payments                2,008,765               2,273,932
Training expenditures                      28,858                  37,034
Donations                                     939                  14,864
                                        ---------                --------
CREDIT SUB TOTAL                        2,042,306               2,325,830

Income Tax to be Recovered               (215,093)                 60,511


                                                                            26

Other Taxes to be recovered:
VAT Fiscal Credit                         275,279                 743,743
Income tax credit, previous year          235,637                 178,885

TOTAL TAXES TO BE                       ---------               ---------
RECOVERED                                 295,823                 983.139

C)   TAXABLE PROFIT FUND

The parent company showed the following taxable profits to be distributed:



Generated as of 12.31.1983:             2002 Th Ch$           2001 Th Ch$
---------------------------             -----------           -----------

Profits adjustment                       1,854,413             1,854,413
Generated since 01.01.1984:
Without Credit                           1,012,116                 8,408
With 10% First Category Credit              79,860                79,773
With 15% First category Credit          92,897,950            95,997,214
With 15% Additional rate Credit                720                   720
720With 16% First Category Credit       10,050,905                     0
                                       -----------            ----------
SUB-TOTAL TAX PROFITS                  104,041,551            96,086,115
Non-income revenues                      6,611,407             6,604,151
                                       -----------            ----------
TOTAL RETAINED EARNINGS                110,652,958           102,690,266

CRISTALERIAS DE CHILE S.A.
NOTE 8 - DEFERRED TAXES AND INCOME TAX

DEFERRED TAXES
                                             06-30-2002
                                             ----------
                                                 Asset Deferred Tax             Liability Deferred Tax
                                                 ------------------             ----------------------
                Item                         Short term       Long Term      Short Term       Long Term
                ----                         ----------       ---------      ----------       ---------
      Temporary Differences

Reserve non-collectable accounts                119,185               0              0                0
Prepaid Income                                  395,257               0              0                0
Vacation provision                              129,043               0              0                0
Intangible Amortization                               0               0              0                0
Leased assets                                         0               0              0                0
Manufacturing expenses                                0               0              0                0
Depreciations fixed assets                            0               0              0        7,590,955
Severance payments                                1,381          26,241              0                0
Other events                                          0               0              0                0
Packaging reserve                               157,117               0              0                0
Machinery repair provision                      196,275               0              0                0
Furnace repair provision                        187,150         592,154              0                0
Stock obsolescence provision                     41,077               0              0                0
Spare parts obsolescence provision               94,005               0              0                0
Negative Goodwill Amortization- bonds            47,366               0              0                0
Amortization commercial brands                  263,767               0              0                0
Deferred customs duties                           7,354               0              0          156,011
Accumulated depreciation automobiles                  0          10,896              0                0
Non realized profits, related companies          40,634           1,829              0                0
Other provisions                                119,933          97,597              0           13,592
Prepaid expenses                                      0               0        194,020                0
Lower value sale of bonds                             0               0              0          214,286
Direct labor                                      8,671               0              0                0
Fixed assets, molds                                   0               0              0          271,323
Banking reserve                                  11,443               0              0                0
Tax losses                                            0       4,971,946              0                0
Deferred futures profits                              0               0              0                0
Others
Supplementary accounts-net of amort.            201,049       4,309,529              0        4,262,538
Valuation provision                                   0               0
Total                                         1,618,609       1,391,134        194,020        3,983,629


                                              06-30-2001
                                              ----------
                                                  Asset Deferred Tax           Liability Deferred Tax
                                                  ------------------           ----------------------
               Item                           Short Term       Long Term     Short Term       Long Term
               ----                           ----------       ---------     ----------       ---------
      Temporary Differences

Reserve non-collectable accounts                 58,553               0              0                0
Prepaid Income                                  518,670               0              0                0
Vacation provision                              123,650               0              0                0
Intangible Amortization                               0               0              0                0
Leased assets                                         0               0              0                0
Manufacturing expenses                                0               0        173,233                0
Depreciations fixed assets                            0               0              0        5,889,607
Severance payments                                1,592          30,252              0                0
Other events                                      1,227               0              0                0
Packaging reserve                               180,891               0              0                0
Machinery repair provision                       50,998               0              0                0
Furnace repair provision                              0         611,663              0                0
Stock obsolescence provision                     29,074               0              0                0
Spare parts obsolescence provision               95,106               0              0                0
Negative Goodwill Amortization- bonds            22,303               0              0                0
Amortization commercial brands                  212,669               0              0                0
Deferred customs duties                          12,760               0              0                0
Accumulated depreciation automobiles                  0           5,696              0                0
Non realized profits, related companies           3,157          13,453              0                0
Other provisions                                 52,814         112,539          1,518            9,823
Prepaid expenses                                      0               0         11,776                0
Lower value sale of bonds                             0               0              0                0
Direct labor                                      4,345               0              0                0
Fixed assets, molds                                   0               0              0          140,937
Banking reserve                                  13,969               0              0                0
Tax losses                                      345,257       4,360,918              0                0
Deferred futures profits                              0               0              0                0
Others
Supplementary accounts-net of amort.            664,049       3,959,380        132,730        4,142,766
Valuation provision                                   0               0
Total                                         1,062,986       1,175,141         53,797        1,897,601

CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX
         INCOME TAX

                                                                       06-30-2002           06-30-2001
                                                                         Th Ch$                Th Ch$
                                                                         ------                ------
Current tax expense (tax provision)                                   -2,257,399            -2,265,319
Adjustment tax expense (previous year)                                         0              -125,714
Effects from assets or liabilities, deferred year's tax                 -434,449               -90,034
Tax benefit from tax losses                                                    0                69,193
Effect of amortiz. of supplementary accounts for
    deferred assets and liabilities                                      -34,713               -55,662
Effect on assets or liabilities from deferred tax from
    changes in assessment provision                                            0                     0
Other charges or credits to the account                                      232                     0

Total                                                                 -2,726,329            -2,467,536

   09. CONTRACT OF LEASING SHORT AND LONG TERM AND FIXED ASSETS FOR LEASING


As of June 30, 2002, there are not any items included under this heading.

                           10. OTHER CURRENT ASSETS

As of June 30, 2002, the investment in financial instruments are included with resale agreements for Th Ch$15,822,432 value by note 2 q), deferre expenses for bonds investment for Th Ch$37.758 , Th Ch$27,816 for cash reserve and the balance Th Ch$11,036 for Future Contracts.

In June 2001 there was a balance of Th Ch$4,392,178 for investments in Financial Institutions with resale agreement, a balance of Th Ch$5,693,400 for Future Contracts and Th Ch$27,940 for cash reserve.

      11. INFORMATION ON OPERATIONS INVOLVING PURCHASE AGREEMENTS, SALES AGREEMENTS, SALE WITH REPURCHASE AGREEMENT, AND PURCHASE WITH RESALE
                  AGREEMENT OF TITLES OR MOVABLE SECURITIES


Information about these transactions is presented in attached charts.

CRISTALERIAS DE CHILE S.A.

NOTE 11 -  INFORMATION ON PURCHASE COMMITMENT, SALE COMMITMENT,
SALE WITH REPURCHASE AGREEMENTS AND PURCHASE WITH RESALE AGREEMENTS OPERATIONS OF TITLES AND REAL ESTATE SECURITIES
PURCHASE (CV) AND SALE (CV) COMMITMENT OPERATIONS



               Dates
               -----                                    Original       Price               Final
Code     Start         End        Counterpart           Currency       Set       Rate      Value    Instrument   Market Value
----     -----         ---        -----------           --------       ---       ----      -----    ----------   ------------

CRV    06.24.2002   07.01.2002    BCI                    Pesos      1,000,000    0.33    1,000,770    PDBC         1,000,660
CRV    06.10.2002   07.01.2002    Banco Chile            Pesos      4,000,000    0.35    4,009,800    PDBC-PRD     4.009.333
CRV    05.31.2002   07.05.2002    Banco Chile            Pesos      1,400,000    0.39    1,406,288    PRD          1,405,390
CRV    05.28.2002   07.02.2002    Banco Chile            Dollars    2,032,670    2.05    2,137,206    PRD          2,136,963
CRV    05.29.2002   07.29.2002    Banco Chile            Dollars    1,630,510    2.10    1,715,237    PRD          1,712,347
CRV    05.21.2002   07.01.2002    Banco Chile            Dollars      294,498    2.05      310,169    PRD            310,152
CRV    06.03.2002   07.08.2002    Banco Chile            Dollars      354,186    2.05      372,288    PRD            372,118
CRV    06.12.2002   07.22.2002    Banco Chile            Dollars      790,695    2.05      822,163    PRD            821,150
CRV    06.17.2002   07.23.2002    Banco Chile            Dollars      401,052    2.00      413,656    PRD            413,128
CRV    06.27.2002   08.26.2002    Banco Chile            Dollars      295,798    2.05      289,968    PRD            289,030
CRV    06.28.2002   08.22.2002    Banco Chile            Dollars    1,128,371    2.05    1,116,377    PRD          1,113,018
CRV    06.28.2002   07.09.2002    Banco Chile            Dollars      209,286    2.00      206,541    PRD            206,438
CRV    02.19.2002   07.29.2002    Scotiabank             Pesos        300,000    0.33      301,320    PRBC           300,396
CRV    06.26.2002   08.28.2002    Scotiabank             Pesos        250,000    0.31      251,628    PRBC           250,129
CRV    06.27.2002   07.19.2002    Scotiabank             Pesos        150,000    0.36      150,396    PRBC           150,072
CRV    06.27.2002   07.04.2002    Scotiabank             Pesos        243,250    1.10      240,869    PRBC           240,847
CRV    06.28.2002   07.05.2002    JP Morgan Chase Bank   Pesos        916,000    0.34      916,727    PRBC           916,208
CRV    06.27.2002   07.01.2002    Santiago C.B.          Pesos        175,000    0.30      175,070    PDBC-DPF       175,053
                                                                                                       CERO BANCO

                                                                            33
                               12. FIXED ASSETS


Fixed Assets:

The Fixed Assets are shown at purchase cost plus the legal and regulatory revaluations accumulated as of June 30, 2002 and 2001.

The items that make up the Company's fixed assets as of June 30, 2002 and 2001 include mainly Land, Industrial Constructions, Infrastructure Works, Machinery, and Equipment distributed between the Padre Hurtado, Alto Jahuel and San Sebastian plants.

Technical Reappraisal and Adjustment of Accounting Values

The parent company carried out a technical reappraisal of its fixed assets in 1979. In June 1986 it also adjusted the assets. Both operations were carried out according to the provisions established in Circular Letters No. 1529 and No. 550 respectively of the Securities and Insurance Commission.

The effects of these operations, including write-offs of property, are shown on the attached chart.

Depreciations

The charge against results for this item is Th Ch$6,543,737 in 2002 and Th Ch$5,624,998 in 2001.

The detail is shown on an attached chart.

                                                                            34
CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
NOTE 12 - FIXED ASSETS

                                                   2002                 2001
                                                   ThCh$               Th Ch$
                                                   -----               ------
Land
Land                                            13,011,919          12,703,245
Mining Properties                                                            0
Subtotal Lands                                  13,011,919          12,703,245
Depreciation Mining Property
Accumulated                                                            (13,712)
Fiscal year                                                                  0
Subtotal Depreciation                                    0             (13,712)
Subtotal Land                                   13,011,919          12,689,533

Buildings and Infrastructure Projects
Hi rises and industrial buildings               30,155,025          27,332,854
Installations                                   22,771,363          23,250,946
Residences                                          25,349              25,329
                                                52,951,737          50,609,129
Depreciations
Accumulated                                   (15,137,982)         (12,910,160)
Fiscal year                                    (1,183,941)          (1,041,681)
Subtotal Depreciations                        (16,321,923)         (13,951,841)

Subtotal Constructions and Projects             36,629,814          36,657,288

Machinery and Equipment
Machinery                                       88,033,447          82,153,840
Furnaces                                        36,569,855          34,655,618
Furniture and Furnishings                        2,021,483           3,032,662
Rolling Stock                                    1,566,858             750,050
Tools                                              698,450             593,746
Subtotal                                       128,890,093         121,185,916

Depreciations
Accumulated                                   (59,010,483)         (50,629,886)
Fiscal year                                    (5,258,943)          (4,428,286)
Subtotal Depreciations                        (64,269,426)         (55,058,172)

Subtotal Machinery and Equipment                64,620,667          66,127,744

Other Fixed Assets
Spare parts                                      4,978,225           5,441,762
Imports in transit                                  58,609             613,195
Work in progress                                 7,013,563           5,124,032
Lots in Pirque and Leyda                           459,342             458,956
Deferred Customs Duties                            477,798             569,067
Packages and Bundling                              227,940             227,749
Other                                            1,618,127           1,516,397
Subtotal Other Assets                           14,833,604          13,951,158

Depreciations                                            0                   0
Accumulated                                              0                   0
Fiscal year                                              0                   0
Subtotal Depreciations                          14,833,604          13,951,158



Total Fixed Assets                             209,687,353         198,449,448
Total Accrued Depreciation                     (74,148,465)        (63,553,758)
Total Depreciation for the Year                 (6,442,884)         (5,469,966)
Total Net Fixed Assets                         129,096,004         129,425,724



TECHNICAL REVALUATION AND ADJUSTMENT TO ACCOUNTING VALUES

                                                2002                2001
                                               Th Ch$              Th Ch$
                                               ------              ------
Land
Land                                          302,442              302,060
Subtotal net land and mining properties       302,442              302,060

Buildings and Infrastructure Projects
Hi rises and industrial buildings           6,046,285            5,986,472
Installations                                 428,896              428,536
Subtotal Buildings                          6,475,181            6,415,008

Depreciation:
Previous period accumulated                (4,879,306)          (4,673,671)
Fiscal year                                  (100,853)            (100,769)
Subtotal depreciation                      (4,980,159)          (4,774,440)

Subtotal Net Buildings                      1,495,022            1,640,568


Machinery and Equipment
Furnaces                                      511,862              556,068
Machinery                                     979,760            1,002,437
Tools                                          52,866               52,821
Furniture and Furnishings                      14,046               14,032
Subtotal Machinery and Equipment            1,558,534            1,625,358

Depreciation:
Previous Period Accumulated                (1,558,534)          (1,564,683)
Fiscal Year                                                        (54,263)
Subtotal depreciation                      (1,558,534)          (1,618,946)

Subtotal Machinery and Equipment                    0                6,412


TOTAL REVALUED ASSETS                       8,336,157            8,342,426
TOTAL ACCUMULATED DEPRECIATION             (6,437,840)          (6,238,354)
TOTAL DEPRECIATION OF THE PERIOD             (100,853)            (155,032)
NET TOTAL                                   1,797,464            1,949,040

                                                                            36
                    13. SALES TRANSACTIONS WITH LEASEBACK

These type of transactions were not carried out as of June 30, 2002 and 2001.

                                                                            37
                     14. INVESTMENTS IN RELATED COMPANIES

The Corporation has valued its investments in related companies according to rules indicated in note 2 o).

S.A. VINA SANTA RITA CONSOLIDATED

Sur Andino S.A.

Sur Andino S.A. was created on March 1, 2001 with a capital of Th$ 10,000 and 1,000 shaers. The corporation belongs 99.9% to Vina Carmen S.A. and 0.1% to S.A. Vina Santa Rita.

CIECSA S.A. CONSOLIDATED

Simetral S.A

In the Special Shareholders' Meeting of July 23, 2001, the shareholders of Simetral S.A., agreed to increase the company's capital of Th Ch$284,044 divided into 1,000,000 shares to Th Ch$414,044 divided into 1,457,676 shares, by issuing 457,676 shares at a value of $284.0437 each one.

Ciecsa S.A. subscribed and paid in 373,006 shares of this issue on August 28, 2001 for a value of Th Ch$105,950 (historic) thereby maintaining its share of 81.5% of Simetral S.A.'s equity.

As of June 30, 2002, the investment in this subsidiary (Simetral S.A.) was consolidated since the company started operating as of January 1, 2002 was still in a development stage.

EDICIONES FINANCIERAS S.A.

On September 27, 2001, 523 shares of Ediciones Financieras S.A. were sold to Recoletos Chile Limitada, generating a profit of Ch$161 million.

On the other hand, Ciecsa S.A. contributed 523 shares of Ediciones Financieras S.A. to Ediciones Chiloe S.A., which generated a unrealized profit of Th Ch$160,697 to be amortized in 10 years.

With the sale of 523 shares of Ediciones Financieras S.A. to Recoletos Chile Ltda. and the contribution of 523 shares to Ediciones Chiloe S.A., Ciecsa S.A. has been left without any direct share of Ediciones Financieras S.A.

EDICIONES CHILOE S.A.

Ciecsa sold 443,731 shares of Ediciones Chiloe S.A. to Recoletos Chile Ltda. on September 27, 2001, whereby its stake in the company rose to 50%. This sale generated profits of $567,5 million, plus the acknowledgement of a non realized profit of $47,5 million as a result of having lowered the share in that company from 75% to 50%.

Likewise, in the Special Shareholders' Meeting held on September 27, 2001, the shareholders of Ediciones Chiloe S.A., agreed to increase the capital by Th $684,308 by issuing 1,500,395 shares, which were subscribed by Ciecsa S.A. and Recoletos Chile Ltda.

Of this issue 1,279,013 shares equivalent to Th Ch$583,339 were paid by contributing 1,046 shares of Ediciones Financieras S.A. valued at Th Ch$421,551 and the capitalization of loans for Th Ch$ 161,788 that the shareholders had granted the company.

Payment of 221,382 shares is pending whose value totals Th Ch$100,969 that will be paid within a period of three years.

On February 4, 2002, the partners of Ediciones Chiloe agreed to pay the 86,352 shares already subscribed. The subsidiary Ciecsa paid Th Ch$ 19,859 equivalent to 43,176 shares, raising its stake to 50%.

ENVASES CMF S.A.

A Special Shareholders' Meeting of Crowpla Reicolite S.A. was held on June 29, 2001, where it was agreed to increase the company's capital to Th
Ch$26,220,315 divided into 56,000 shares, through the capitalization of Th Ch$1,755,219 from the Revaluation Fund and Retained Earnings and the emission of 29,000 cash shares equivalent to Th Ch$15,648,300.

Of this issue, Andina Inversiones Societarias S.A. subscribed and paid for 28,000 shares valued at Th Ch$15,149,749.

On its part, Cristalerias de Chile S.A., subscribed and paid for 1000 shares valued at Th Ch$498,552.

With these operations, Cristalerias de Chile S.A.'s share rose to 28,000 shares, which represent 50% of the company's equity.

This association, which implied a reduction of the percentage share of Cristalchile in the equity of Crowpla-Reicolite S.A., as of June 30, 2001, resulted in a positive variation of the VPP of Th Ch$2,001,714, which was included in Other Non-Operating Income.

During November 2001, the company changed its firm name to Envases CMF S.A.

INVESTMENTS ABROAD

RAYEN CURA S.A.I.C.

As of December 28, 2001, the parent company sold its subsidiary CristalChile Inversiones S.A., the investment it had in Rayen Cura S.A.I.C., a company located in the city of Mendoza, Argentine, for Th Ch$18,340,577 equivalent to US$26,582,473 (including the irrevocable contribution made in July 2001 of US$4,800,000). This transaction had no effects on results.

According to the provisions of Circular 81 of the S.V.S. of 01/22/2002, the subsidiary adjusted Rayen Cura S.A.I.C.'s financial statements, considering a rate of exchange of $1.7 Argentine pesos per US dollar, although the devaluation of the peso with respect to the dollar was not registered in the accounts in Argentina

As of June 30, 2002 a rate of exchange of $3.8 Argentine pesos per dollar has been acknowledged in the financial statements of Rayen Cura S.A.I.C.. On its part the subsidiary CristalChile Inversiones S.A., has adjusted the financial statements of Rayen Cura S.A.I.C. to recognize a devaluation of between $1.7 to $3.8 Argentine pesos per dollar.

The accountable charge against results generated by the devaluation of the Argentine peso totaled Th Ch$2,735,619 as of June 30, 2002.

As stipulated in Technical Bulletin No. 64 of the Accountants Association of Chile, following is the information related to investments abroad:


                                                              2002
                                                               Th$
                                                               ---

CristalChile Inversiones's share of
Rayen Cura S.A.I.C.                                        15,477,198
Negative goodwill(net of amortization)                      5,380,266
                                                         ------------
TOTAL                                                      20,857,464
                                                         ============
Loss due to devaluation                                    (2,735,619)

Accrued losses                                             (2,397,216)

The investment in Rayen Cura S.A.I.C. is controlled in dollars of the United States of America.


VINA DONA PAULA S.A.

This company was organized on August 25, 1997 in Argentina. with the subsidiary S.A. Vina Santa Rita contributing 99% of the capital.

The company's balance has been consolidated as of June 30, 2002. As of June 30, 2001 it was not included in the consolidation because Dona Paula S.A. was still in a development stage.

This investment is recorded in pesos because it is considered an extension of the investing company.

CRISTALERIAS DE CHILE S.A.
NOTE 14-  INVESTMENTS IN RELATED COMPANIES
          BREAKDOWN OF INVESTMENTS

                                                Country    Investment                         Shareholder
                                                of         Control       Number of            (Percentage)
    R.U.T.                Company               Origin     Currency        Shares        03-30-2002   06-30-2001
    ------                -------               ------     --------        ------        ----------   ----------
78.619.410-5     Cordillera Comunicaciones      Chile       Peso                 0       50.000000    50.000000
                 Holding
78.619.370-2     Cordillera Comunicaciones      Chile       Peso                 0        0.250000     0.250000
                 Ltda.
89.150.900-6     Vina Los Vascos S.A.           Chile       Peso        60,000,000       43.000000    43.000000
90.684.000-6     Editorial Zig-Zag S.A.         Chile       Peso       114,516,900       49.894960    49.894960
96.793.770-3     Ediciones Chiloe S.A.          Chile       Peso         1,570,146       50.000000    75.000000
96.826.870-8     Inmobiliaria Don Alberto       Chile       Peso             3,817       38.170000    38.170000
                 S.A.
96.628.620-2     Inmobiliaira Y Const.          Chile       Peso                70        0.000000     7.000000
                 Richelieu S.A.
86.881.400-4     Envases CMF S.A.               Chile       Peso            28,000       50.000000    50.000000
96.939.140-6     Simetral S.A.                  Chile       Peso           815,000        0.000000    81.500000
0-E              Rayen Cura S.A.I.C           Argentina    Dollar        1,376,000       40.000000    40.000000
                 TOTAL

                                                 Company                    Net                     Result of
                                                 Equity                     Income                  Accrual
    R.U.T.                Company                06-30-2002    06-30-2001   06-30-2002  06-30-2001  06-30-2002  06-30-2001
    ------                -------                ----------    ----------   ----------  ----------  ----------  ----------

78.619.410-5     Cordillera Comunicaciones      147,902,374   162,243,329   -9,561,021  -9,157,515  -4,780,509  -4,578,757
                 Holding
78.619.370-2     Cordillera Comunicaciones      148,645,603   163,058,622   -9,609,066  -9,203,533     -24,023     -23,009
                 Ltda.
89.150.900-6     Vina Los Vascos S.A.            10,568,674     9,732,184      163,812     443,049      70,440     190,511
90.684.000-6     Editorial Zig-Zag S.A.             487,899       406,789     -180,652    -130,404     -90,104     -64,750
96.793.770-3     Ediciones Chiloe S.A.            1,599,060             0       63,532           0     -31,766           0
96.826.870-8     Inmobiliaria Don Alberto               725       369,880       -2,097     -25,305        -801      -9,659
                 S.A.
96.628.620-2     Inmobiliaira Y Const.                    0         2,431            0      -6,589           0        -461
                 Richelieu S.A.
86.881.400-4     Envases CMF S.A.                28,389,476    27,060,624     -402,546     127,772    -201,273      63,886
96.939.140-6     Simetral S.A.                            0        74,976            0           0           0           0
0-E              Rayen Cura S.A.I.C              38,692,994    29,349,999   -5,993,040     468,062  -2,397,216     187,225
                 TOTAL


                                                                           Income
                                                                             not                           Book value
                                                 VPP                      Realized                      of Investment
    R.U.T.                Company             06-30-2002    06-30-2001    06-30-2002   06-30-2001   06-30-2002    06-30-2001
    ------                -------             ----------    ----------    ----------   ----------   ----------    ----------
78.619.410-5     Cordillera Comunicaciones    73,951,187    81,121,665             0           0    73,951,187    81,121,665
                 Holding
78.619.370-2     Cordillera Comunicaciones       371,614       407,647             0           0       371,614       407,647
                 Ltda.
89.150.900-6     Vina Los Vascos S.A.          4,544,530     4,184,879             0           0     4,544,530     4,184,879
90.684.000-6     Editorial Zig-Zag S.A.          243,437       202,967             0           0       243,437       202,967
96.793.770-3     Ediciones Chiloe S.A.           799,530             0      -228,899    -145,664       570,631       145,664
96.826.870-8     Inmobiliaria Don Alberto            277       141,183             0           0           277       141,183
                 S.A.
96.628.620-2     Inmobiliaira Y Const.                 0           171             0           0             0           171
                 Richelieu S.A.
86.881.400-4     Envases CMF S.A.             14,194,738    13,530,311             0           0    14,194,738    13,530,311
96.939.140-6     Simetral S.A.                         0        61,105             0           0             0        61,105
0-E              Rayen Cura S.A.I.C           15,477,198    11,738,775             0           0    15,477,198    11,738,775
                 TOTAL                       109,582,511   111,388,703      -228,899    -145,664   109,353,612   111,243,039

                      15. INVESTMENTS IN OTHER COMPANIES


Investments in other companies that totaled Th Ch$1,445,645 in June 2002 (Th Ch$1,574,612 in 2001) are shown on attached charts.

                          CRISTALERIAS DE CHILE S.A.


                 NOTE 15 - INVESTMENTS IN OTHER CORPORATIONS



                                            Number of    Shareholding    Book Value
R.U.T.          Company Name                Shares       (Percentage)    06-30-2002        06-30-2001
------          ------------                ---------       ---------    ----------        ----------

96.895.100-9    Internet Holding S.A.        65,765         8.4500          859,036           988,496
0-E             Bazuca.com Inc.             206,650         7.8900          583,619           583,129
96.787.750-6    Metropolis Intercom S.A.          1         0.0000               21                21
96.806.690-0    Proser S.A.                      50         0.5000            2,969             2,966


                          16. GOODWILL AMORTIZATION


NEGATIVE GOODWILL


Stock purchases made in different periods of S.A. Vina Santa Rita, Vina Los Vascos S.A., Ciecsa S.A., Ediciones Financieras S.A., Envases C.M.F. S.A., and Rayen Cura S.A.I.C. have produced negative goodwill whose net balance to be amortized as of June 30, 2002 totaled Th Ch$8,875,922 (Th Ch$10,302,694 in
2001).


POSITIVE GOODWILL

As of June 30, 2002 and 2001 the parent company and the subsidiaries do not show any balance for this item.

More information is available on attached charts.

CRISTALERIAS DE CHILE S.A.

NOTE 15  GOODWILL ON INVESTMENTS
NEGATIVE GOODWILL


                                               06-30-2002                    06-30-2001
                                            Amount Amortiz.   Goodweill      Amount Amortiz.    Goodwill
     R.U.T.    Company Name                   this period     Balance        this period        Balance
     ------    ------------                   -----------     -------        -----------        -------


96.608.270-4   Ciecsa S.A.                       58,619       1,465,474        58,570          1,581,382
86.881.400-4   Envases CMF S.A.                       0               0       133,808                  0
99.999.999-9   Rayen Cura S.A.                  155,950       5,380,266       145,603          5,312,963
86.547.900-K   S.A. Vina Santa Rita              24,261         613,389        24,240            661,355
89.150.900-6   Vina Los Vascos S.A.              42,932       1,238,331        59,255          1,293,226
90.684.000-6   Editorial Zig-Zag S.A.             3,071         108,239         3,068            114,285
96.539.380-3   Ediciones Financieras S.A.             0               0        39,080          1,261,933
79.952.350-7   Red Televisiva Megavision S.A.     3,696          70,223         3,693             77,550
               TOTAL                            288,529       8,875,922       467,317         10,302,694


                               17. INTANGIBLES


INTANGIBLES

The following values are included in this item:


                                        Th Ch$           Th Ch$
                                        2002             2001
                                        ----             ----


Trademarks                           1,478,581        1,406,050
Concession of Channel 9
frequency and regional network       9,844,603        9,836,334
                                     ---------        ---------

TOTAL INTANGIBLES                   11,323,184       11,242,384
                                    ==========       ==========



ACCUMULATED AMORTIZATIONS

From Trademarks                        157,833         141,624
From Channel 9 Frequency               726,340         599,776
                                       -------         -------

TOTAL AMORTIZATIONS                    884,173         741,400
                                       =======         =======

                             18. OTHERS (ASSETS)


The following items are included under this item:


                                                   2002             2001
                                                Th Ch$            Th Ch$
                                                ------            ------

Price differential bond adquisition              242,879
Celulosa Arauco bonds (*)                      9,233,631
Cash Reserve                                      37,087           65,194
Local programs to be exhibited over
a year from the present                          511,780        1,090,688
Foreign programs to be exhibited over
a year from the present                            6,367           32,686
Negative goodwill Bond Sale (Net)              1,011,862        1,154,377
Future Contracts in foreign currency                   0          323,033
Expenses of bond sales                           214,589          252,298
Prepaid Custom Duty Interests                     81,384          475,917
Long-Term Tax VAT Vina Dona Paula                173,849          402,131
Tax Minimun Profit Supposed                       16,488           57,710
Other                                             25,998            1,119
                                              ----------        ---------
Total                                         11,555,914         3,855,153
                                              ==========        ==========



(*) Celulosa Arauco bond sales equivalent to US$13,420,000 at a rate of 6.95% annual due as September 15, 2005,

(**) Price differential paid in the acquisition of Celulosa Arauco bonds will be amortized in the same term of the due date.

Considering that there is the intention of maintaining the Celulosa Arauco and Constitucion S.A. bonds until their due date on September 15, 2005, the valuation and registration of the bonds fulfills the provisions in Circular Letter No. 368 of the S.V.S., as Long-term Fixed Rate Instruments.

                           18. OTHERS CURRENTS FIXED



        INSTRUMENT                 DATE              VALUE         ACCOUNT VALUE       VALUE MARKET    PROVISION
        ----------         ------------------        -----       ---------------       -------------   --------
                           Purchase  Maturity                    Amount      Rate
                           --------  --------                   ------      ----


 Bonds of Celulosa Arauco  11-15-2001  09-15-2005     4,157,397      4,319,653    6.95       4,202,703          -
 Bonds of Celulosa Arauco  11-21-2001  09-15-2005     5,266,973      5,457,481    6.95       5,325,075          -
          TOTAL                                   9,424,369      9,777,134               9,527,778

Note: 1. Did not carry out any Provision because there is not any intention of the Short-Term Sale.

      2. Th Ch$300,623 included account value. Corresponds interests earnings and overprice paid recorded in Short-Term

       19. SHORT-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS


A detailed list of operations is shown on the attached chart.

CRISTALERIAS DE CHILE S.A.
NOTE 19  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS, SHORT TERM

                                                                Type of Currency and Readjustment Index

                                                                                                            Other Foreign
                                                        Dollars            Euros              Yen            Currencies
                                                    ----------------   -------------     -------------     --------------
                    Bank or Financial               06-30     06-30    06-30   06-30     06-30    06-30    06-30    06-30
       R.U.T.        Institution                    2002       2001     2002    2001     2002     2001     2002     2001
       ------        -----------                    ----       ----     ----    ----     ----     ----     ----     ----
Short term (code: 5.21.10.10)
97.036.000-K    Banco Santiago                           0         0       0        0        0        0        0         0
0E              Banco Regional de Cuyo                   0         0       0        0        0        0    3,160         0
97.018.000-1    Scotiabank Sudamericano                  0         0       0        0        0        0        0         0
97.004.000-5    Banco Chile                              0         0       0        0        0        0        0         0
                Other                                    0         0       0        0        0        0        0         0
                TOTAL                                    0         0       0        0        0        0    3,160         0

                Amount capital due                       0         0       0        0        0        0    2,900         0

                Annual average interest rate          0.00      0.00    0.00     0.00     0.00     0.00     3.22      0.00

Long Term-Short Term (code: 5.21.10.20)
97.036.000-K    Banco Santiago                           0    18,424       0        0        0        0        0          0
0E              The Chase Manhattan Bank        20,348,771   130,850       0        0        0        0        0          0
97.008.000-7    Citibank NA                      1,894,956 2,408,518       0        0        0        0        0          0
0E              Banco Dresner                      999,559   981,361       0        0        0        0        0          0
0E              Banco Argentaria                   256,234   240,891       0        0        0        0        0          0
97.018.000-1    Scotiabank Sudamericano                  0         0       0        0        0        0        0          0
97.006.000-6    Banco Credito e Inversiones              0         0       0        0        0        0        0          0
97.024.000-4    Banco de A. Edwards                      0         0       0        0        0        0        0          0
97.004.000-5    Banco Chile
                Other                                    0         0       0        0        0        0        0          0
                TOTAL                           23,499,520 3,780,044       0        0        0        0        0          0
                Amount capital due              22,768,453 3,563,318       0        0        0        0        0          0
                Average annual interest rate          3.35      8.01    0.00     0.00     0.00     0.00     0.00       0.00
                   Percentage oblig. foreign curr. (%)     100.0000
                   Percentage oblig. foreign curr. (%)       0.0000


CRISTALERIAS DE CHILE S.A.
 NOTE 19 OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS, SHORT TERM (Cont'd)

                                                                       Non-Adjustable
                                                        U.F.                 $                    Total
                                                    ----------------   -------------           -------------
                    Bank or Financial               06-30      06-30    06-30     06-30         06-30       06-30
       R.U.T.        Institution                    2002       2001     2002      2001          2002        2001
       ------        -----------                    ----       ----    ----       ----          ----        ----

Short term (code:  5.21.10.10)
97.036.000-K    Banco Santiago                          0          0    1,002,600  1,024,543     1,002,600   1,024,543
0-E             Banco Regional de Cuyo                  0  1,018,415            0          0         3,160           0
97.018.000-1    Scotiabank Sudamericano                 0          0            0     92,531             0   1,110,946
97.004.000-5    Banco Chile                             0          0            2          0             2           0
                Other                                   0          0            0          0             0           0

                TOTAL                                   0  1,018,415    1,002,602  1,117,074     1,005,762    2,315,489

                 Amount capital due                     0  1,009,678    1,000,000  1,113,531     1,002,900    2,123,209
                 Annual average interest rate        0.00       5.99         4.68       8.01


Long Term-Short Term (code:  5.21.10.20)
97.036.000-K    Banco Santiago                        961  2,336,114           0           0           961    2,354,538
0-E             The Chase Manhattan Bank                0          0           0           0    20,348,771      130,850
97.008.000-7    Citibank NA                             0          0           0           0     1,894,956    2,408,518
0-E             Banco Dresner                           0          0           0           0       999,599      981,361
0E              Banco Argentaria                        0          0           0           0       256,234      240,891
97.018.000-1    Scotiabank Sudamericano           407,628    815,535           0           0       407,628      815,535
97.006.000-6    Banco Credito e Inversiones       165,073    123,059           0           0       165,073      123,059
97.024.000-4    Banco de A. Edwards                     0  1,831,313           0           0             0    1,831,313
97.004.000-5    Banco Chile                       188,012                                          188,012
                Other                                  0          0           0           0             0            0
                TOTAL                            761,674  5,106,021           0           0    24,261,194    8,886,065

                Amount capital due               736,339  5,076,763           0           0    23,504,792    8,640,081
                Average annual interest rate        4.44       5.86         0.00       0.00          0.00        0.00
                  Percentage oblig. foreign curr.    (%)   100.0000
                  Percentage oblig. foreign curr.    (%)     0.0000

                        20. OTHER CURRENT LIABILITIES

As of June 30, 2002 there are balances of Th Ch$ 389,768 corresponding to a differential in favor of financial institutions for future contracts in foreign currency subscribed by the parent company and the subsidiaries S.A. Vina Santa Rita and Ciecsa S.A.

As of June 30, 2001 there is not a balance for this item.

       21. LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS


The obligations with banks and financial institutions are presented on the charts attached.

                                      50

CRISTALERIAS DE CHILE S.A.
NOTE 21:  LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

                    Institution                           Years of Maturity
                    -----------                           -----------------
                      Bank or             Currency
                     Financial           adjustment    More than 1     More than 2  More than  More than 5
        R.U.T.      Institution            index         up to 2         up to 3    3 up to 5    up to 10     More than 10 years
        ------      -----------            -----         -------         -------    ---------    --------     ------------------
                                                                                                              Amount     Period
                                                                                                              ------     ------

                                                          Thou Ch$      Thou Ch$     Thou Ch$     Thou Ch$    Thou Ch$
                                                          --------      --------     --------     --------    --------
99.999.999-9    J.P. Morgan Chase Bank     Dollars      19,658,572    19,658,572    9,829,285            -      -           -
90.008.000-K    Citibank N.A.              Dollars       1,626,300       813,150            0            -      -           -
                                           Dollars         260,635       250,200            0            -      -           -
97.018.000-1    Banco Sudamericano         UF              392,491       392,491    1,177,473            -      -           -
0-E             Banco Dresner              Dollars               0             0            0            -      -           -
97.006.000-6    Banco Credito e
                 Inversiones               UF              163,552       163,552      122,664            -      -           -
97.036.000-K    Banco Santiago             UF              442,681       442,681    1,106,702            -      -           -
97.004.000-5    Banco Chile                UF              278,639     1,180,118            0            -      -           -
0-E             Banco Regional de Cuyo     Other             5,035         9,691       19,382       11,370      -           -
                                           currencies                                                                       -
0-E             Banco Argentaria           Dollars         262,017       250,450            0            -      -           -
                TOTAL                                   23,089,922    23,160,905   12,255,506       11,370      -


Percentage of obligations in foreign currency             89.9800%
Percentage of obligations in local currency               10.0200%



CRISTALERIAS DE CHILE S.A.
NOTE 21:  LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS (Cont'd)


                                                                 Closing date                    Closing date
                 Institution                                   Current period                   Previous period
                 -----------                                   --------------                   ---------------
                                                         Total Long-           Annual             Total Long-
                   Bank or                               Term at closing       average           Term at closing
                  Financial                              of Financial          interest           of Financial
    R.U.T        Institution                             Statements             rate              Statements
    -----        -----------                             ----------             ----              ----------


99.999.999-9   J.P. Morgan Chase Bank                   49,146,429                   3.375        64,220,900
90.008.000-K   Citibank N.A.                             2,439,450                   2.605         3,814,897
                                                           510,835                    4.39           720,614
97.018.000-1   Banco Sudamericano                        1,962,455             TAB 180+2.0           812,954
0-E            Banco Dresner                                     0                       0           917,444
97.006.000-6   Banco Credito e Inversiones                 449,768             TAB 90+2.00           612,689
97.036.000-K   Banco Santiago                            1,992,064             TAB 180+2.0                 0
97.004.000-5   Banco Chile                               1,458,757             TAB 180+2.0                 0
0-E            Banco Regional de Cuyo                       45,478                    3.22            83,492
0-E            Banco Argentaria                            512,467                    4.89           722,675
               TOTAL                                     58,517,70                                71,905,665


22.             SHORT-TERM AND LONG-TERM OBLIGATIONS WITH THE PUBLIC
                         (PROMISSORY NOTES AND BONDS)


As of June 30, 2002 and 2001, there are obligations with the public corresponding to bonds of series A, C, and D issued by the subsidiary S.A. Vina Santa Rita in UFs. This liability is shown in detail in the appendix.

CRISTALERIAS DE CHILE S.A.

NOTE 22:  SHORT-TERM AND LONG-TERM OBLIGATIONS WITH PUBLIC
                (PROMISSORY NOTES AND BONDS) BONDS

                                                                                                                               ISSUE
                                                                                                                                IN
 REGISTRATION OR                    CURRENT   INDEXING                           INSTALLMENTS                                  CHILE
IDENTIFICATION No.                  DEPOSIT    UNIT    INTEREST   FINAL      INTEREST   AMORTIZATION  PAR VALUE                OR
  OF INSTRUMENT         SERIES     FACE VALUE OF BOND    RATE     MATURITY   PAYMENT      PAYMENT     06-30-2002  06-30-2001  ABROAD
  -------------         ------     ------------------    ----     --------   -------      -------     ----------  ----------  ------

LONG-TERM BONDS-
CURRENT PORTION
144-7.12.91                A         25,000    UF       6.59   06-01-2003   SEMI-ANNUAL  SEMI-ANNUAL    411,089     412,874   LOCAL
241-15.12.00            C1 Interests      0    UF       6.29   12-15-2005   SEMI-ANNUAL  SEMI-ANNUAL      8,251       8,288   LOCAL
241-15.12.00            D1 Interests      0    UF       6.29   12-15-2021   SEMI-ANNUAL  SEMI-ANNUAL      4,126       4,144   LOCAL
241-15.12.00            D2 Interests      0    UF       6.29   12-15-2021   SEMI-ANNUAL  SEMI-ANNUAL     37,133      37,298   LOCAL

TOTAL CURRENT PORTION                                                                                   460,599     462,604


LONG-TERM BONDS
144-7.12.91               A              0     UF        6.59   06-01-2003   SEMI-ANNUAL  SEMI-ANNUAL          0     408,459  LOCAL
241-15.12.00              C1       200,000     UF        6.29   12-15-2005   SEMI-ANNUAL  SEMI-ANNUAL  3,271,040   3,267,674  LOCAL
241-15.12.00              D1       100,000     UF        6.29   12-15-2021   SEMI-ANNUAL  SEMI-ANNUAL  1,635,520   1,633,837  LOCAL
241-15.12.00              D2       900,000     UF        6.29   12-15-2021   SEMI-ANNUAL  SEMI-ANNUAL 14,719,680  14,704,532  LOCAL

LONG-TERM TOTAL                                                                                       19,626,240  20,014,502


                        23. PROVISIONS AND WRITE-OFFS


Provisions

The Company has short-term provisions of Th Ch$14,068,416 as of June 30, 2002, and Th Ch$10,194,923 in 2001.

Long-term provisions of Th Ch$7,140,084 and Th Ch$7,621,181 are recorded for the years 2002 and 2001 respectively.

In the attached chart a detail for provisioned amounts is shown.

Bad Debt Provisions:

The parent company and the subsidiaries S.A. Vina Santa Rita and Ciecsa S.A. have established a bad debt provision of Th Ch$735,271 and Th Ch$389,839, as of June 30, 2002 and 2001, respectively.

The companies charged Th Ch$7,670 against provisions in 2002.

This provision is deducted from the balance of Debtors from Sales and Documents Receivable.

Vacation Provision:

The parent company and its subsidiaries have established provisions for the total cost of vacations pending as of June 30, 2002 and 2001, as established in Technical Bulletin No. 47 of the Accountants Association of Chile.

The net balance for this item is Th Ch$803,258 as of June 30, 2002 (Th Ch$825,853 in 2001).

Provision for Furnace Reconstruction:

This reserve is established throughout the useful life of the refractory bricks of each smelting furnace so their repair will not distort the result of the fiscal year when the repairs are made.

The Company has established a reserve in the amount of Th Ch$4,715,514 and Th Ch$$4,077,760 as of June 30, 2002 and 2001, respectively.

CRISTALERIAS DE CHILE S.A.


NOTE 23:  PROVISIONS AND WRITE-OFFS

                                 CONSOLIDATED
                                                06-30-2002     06-30-2001
                                                Thou Ch$       Thou Ch$
                                                --------       --------
SHORT TERM
Share of Board of Directors                       224,804        419,331
Severance Legal                                    58,168         59,995
Reserve direct cost                               846,794        717,380
Furnace reconstruction                          1,169,685              -
Machinery repair                                1,207,849        339,985
Severance payments                                158,413        157,120
Packing return to clients                         952,226      1,159,133
Legal holidays                                    803,258        825,853
Spareparts reserve                                446,387        634,041
Advertising agency commission                     514,884              -
Insurance Policies                                 67,164              -
Purchases and sales comission                   2,779,783      1,900,338
Local and foreign suppliers                     1,060,855      1,510,773
Advertising and marketing                         294,996        304,945
Copyright                                         283,538        239,259
Negative net worth in subsidiaries                      -         26,586
Grape harvest expenses                          2,769,418      1,640,530
Other reserves                                    430,194        259,654

TOTAL                                           4,068,416     10,194,923

LONG TERM
Severance payment                               3,594,255      3,543,421
Furnace reconstruction                          3,545,829      4,077,760

TOTAL                                           7,140,084      7,621,181


                             24. SEVERANCE PAYMENT


The provision for severance payments to personnel is included at its current value, as expressed in note 2 t).

In 2002 it amounts to Th Ch$3,752,668 (Th Ch$3,700,541 in 2001).

As of June 30, 2002, the parent company has paid severance payments of Th Ch$34,716 (Th Ch$48,715 in 2001) chargeable against the provision.

                        25. OTHER LONG-TERM LIABILITIES


As of June 30, 2002 and 2001 there are no balances for this item.

                             26. MINORITY INTEREST


The subsidiaries that generate minority interests as of June 30, 2002 and 2001 are shown on the attached chart.

CRISTALERIAS DE CHILE S.A.

NOTE 26:  MINORITY INTEREST

                                           NET WORTH                    RESULTS                    SHAREHOLDING
                                           ---------                    -------                    ------------
                                     Thou Ch$      Thou Ch$       Thou Ch$      Thou Ch$           %          %
                                     --------      --------       --------      --------          ------     ----
   SUBSIDIARY COMPANY                 2002          2001           2002          2001             2002       2001

S.A.Vina Santa Rita                   33,371,564    30,362,343    (1,903,962)   (1,256,966)       45.90      45.90
CIECSA Consolidated                    2,190,441     2,173,079      (117,996)     (274,153)        1.79       1.81
Constructora Apoger S.A.                   9,288         9,381            851           995       20.00      20.00
Cristalchile Comunicaciones S.A.           1,471         1,729             95            89        0.01       0.01

TOTAL                                 35,572,764    32,546,531     (2,021,012)     (981,729)


                             27. CHANGES IN EQUITY

a.       Activity in 2002 and 2001

The activity of the capital and reserve accounts in the fiscal years ended in June 30, 2002 and 2001, are shown in the attached charts.

b.       Other Reserves

The detail of this item is as follows:


                                                         2002          2001
                                                         ThCh$        ThCh$
                                                        --------    ---------

Future capital increases                                4,187,346   4,031,108
Reserve for adjustment of value of fixed assets         1,797,464   1,948,675
Adjustment for conversion difference in investment
  in Rayen Cura S.A.I.C.                                3,359,655   1,901,548
Difference VPP                                          (211,058)    (210,880)
                                                       ----------   ---------

TOTAL OTHER RESERVES                                    9,133,407   7,670,451
                                                        =========   =========

c.       Accumulated Deficit for the Subsidiary Development Period

The negative variation in equity experimented by the company results from the application of the VPP method carried out by CIECSA S.A. in its subsidiary Simetral S.A., which was in a stage of development until December 31, 2001 and has not started to operate, and its expenditures correspond to pre-operating activities. In accordance with provisions in Circular Letter 981 of the Insurance and Securities Commission, this deficit is treated as an accumulated loss.

CRISTALERIAS DE CHILE S.A.
NOTE 27: CHANGES IN NET WORTH

                                                        Paid-in    Reserve capital    Premium in     Other          Reserve
                                                        Capital      revaluation   sale of shares    Reserves    Future Dividends
                                                        -------      -----------   --------------    --------    ----------------
       ITEM
Balances as of 06/30/2002
Initial balance                                        62,863,356           0       26,794,558      7,942,919      102,798,113
Distribution result previous fiscal year                        0           0                0              0       12,989,754
Final dividend previous fiscal year                             0           0                0              0       -4,230,400
Capital increases with cash stock issue                         0           0                0              0                0
Reserves and/or Profits Capitalization                          0           0                0              0                0
Development period Accumulated deficit                          0           0                0              0                0
Accumulated conversion difference adjustment                    0           0                0      1,142,830                0
Eventual Dividend                                               0           0                0              0                0
Owner's equity Revaluation                                      0     377,180          160,766         47,658          673,578
Fiscal Year Result                                              0           0                0              0                0
Provisional Dividends                                           0           0                0              0                0
Final balances as of 3/31/2002                         62,863,356     377,180       26,955,324      9,133,407      112,231,045
Initial balance as of 06/30/2001                       60,973,187           0       25,988,901      6,166,094       91,287,845
Distribution result previous fiscal year                        0           0                0              0       12,778,031
Final dividend previous fiscal year                             0           0                0              0       -2,660,480
Capital increases with cash stock issue                         0           0                0              0                0
Reserves and/or profit Capitalization                           0           0                0              0                0
Development period accumulated deficit                          0           0                0              0                0
Accumulated conversion difference adjustment                    0           0                0      1,254,099                0
Eventual Dividend                                               0           0                0              0        -1,728,00
Owner's equity revaluation                                      0     914,598          389,833         92,491        1,505,529
Fiscal Year Result                                              0           0                0              0                0
Provisional Dividends                                           0           0                0              0                0
Final balances                                         60,973,187     914,598       26,378,734      7,512,684      101,182,925
Updated Final Balances as of 3/30/2001                 62,253,624     933,806       26,932,687      7,670,451      103,307,766




CRISTALERIAS DE CHILE S.A.
NOTE 27: CHANGES IN NET WORTH

                                                      Accumulated       Provisional          Devel.            Fiscal
                                                        Results          Dividends       Period Deficit      Year Result
                                                        -------          ---------       --------------      -----------
         ITEM
Balances as of 06/30/2002

Initial balance                                        17,700,611        -4,657,728           -123,129                 0
Distribution result previous fiscal year              -17,770,611         4,657,728            123,129                 0
Final dividend previous fiscal year                             0                 0                  0                 0
Capital increases with cash stock issue                         0                 0                  0                 0
Reserves and/or Profits Capitalization                          0                 0                  0                 0
Development period Accumulated deficit                          0                 0                  0                 0
Accumulated conversion difference adjustment                    0                 0                  0                 0
Eventual Dividend                                               0                 0                  0                 0
Owner's equity Revaluation                                      0                 0                  0                 0
Fiscal Year Result                                              0                 0                  0         3,571,663
Provisional Dividends                                           0          -960,000                  0                 0
Final balances as of 3/31/2002                                  0          -960,000                  0         3,571,663
Initial balance as of 06/30/2001                       17,042,239        -4,156,672           -107,536                 0
Distribution result previous fiscal year              -17,042,239         4,156,672            107,536                 0
Final dividend previous fiscal year                             0                 0                  0                 0
Capital increases with cash stock issue                         0                 0                  0                 0
Reserves and/or profit Capitalization                           0                 0                  0                 0
Development period accumulated deficit                          0                 0            -90,778                 0
Accumulated conversion difference adjustment                    0                 0                  0                 0
Eventual Dividend                                               0                 0                  0                 0
Owner's equity revaluation                                      0            -5,376                  0                 0
Fiscal Year Result                                              0                 0                  0         8,956,136
Provisional Dividends                                           0        -1,344,000                  0                 0
Final balances                                                  0        -1,349,376            -90,778         8,956,136
Updated Final Balances as of 3/30/2001                          0        -1,377,713            -92,684         9,144,215


CRISTALERIAS DE CHILE S.A.

NOTE 27:  CHANGES IN NETWORTH - NUMBER OF SHARES

                          No.                 No.                No.
                        SHARES              SHARES           SHARES WITH
    SERIES            SUBSCRIBED             PAID            VOTING RIGHT
    ------            ----------           ----------        -----------

    SINGLE             64,000,000          64,000,000          64,000,000


CRISTALERIAS DE CHILE S.A.

NOTE 27:  CHANGES IN NETWORTH - CAPITAL (AMOUNT - TH CH$)


    SERIES            SUBSCRIBED             PAID-IN
                       CAPITAL               CAPITAL
    ------            ----------           -----------

    SINGLE            62,863,356           62,863,356

CRISTALERIAS DE CHILE S.A.

NOTE 27: CHANGES IN NETWORTH - DEFICIT ACCUMULATED IN DEVELOPMENT PERIOD OF SUBSIDIARY

                               AMOUNT
    RUT        COMPANY       FISCAL YEAR      ACCUMULATED      COMMENTS
   -----      ---------      -----------      -----------      --------
   0-E            0                0                0              0

               28. OTHER NON-OPERATING INCOME AND DISBURSEMENTS

As of June 30, 2002 and 2001 the non-operating income totals Th Ch$518,510 and Ch$5,410,810 respectively.

Non-operating Expenditures were Th Ch$1,638,641 in 2002 and Th Ch$917,085 in
2001.

More detail is shown on the attached chart.


CRISTALERIAS DE CHILE S.A.
NOTE 28:  OTHER NON-OPERATING INCOME AND EXPENSES

                                                     2002            2001
                                                    Th Ch$          Th Ch$
                                                    ------          ------
INCOME
Other income                                        164,996        172,703
Sales of shares                                                  2,931,587
Offices and establishments rental                   146,237        149,184
Tax exemptions                                       68,532        142,295
Sale of fixed assets                                 22,506              0
Indemnity for claims                                  5,340              0
Amortization of non-realized profits                 15,915          3,722
Sale of materials                                    16,869          9,605
Cesion derechos Crowpla-Recplite S.A.                            2,001,714
Other income                                         78,115              0

TOTAL NON-OPERATING INCOME                          518,510      5,410,810

EXPENSES
Professional advice                                 386,330        413,813
Drama series charge off (Stgo. City)                298,356        153,150
Severance payments                                    8,216         51,637
Share of Board of Directors                          81,187         53,562
Frequency amortization                               66,031         59,979
Contracts and contingencies                         149,194              0
Loss in sales of fixed assets                        28,129         17,848
Trademarks amortization                              23,771              0
Comunications                                           169              0
Amortization smaller value of bonds                  71,278         71,672
Insurance                                            10,818          5,219
Other expenses                                      515,162         90,204

TOTAL NON-OPERATING EXPENSES                      1,638,641        917,085


                  29. ADJUSTMENT FOR PRICE LEVEL RESTATEMENTS


As a result of the application of the adjustment for price level restatements as described in Note 2 e), there was a net credit to results in the 2002 fiscal year in the amount of Th Ch$923,251 and a net charge against results of Th Ch$200,519 in 2001.

Additional information organized by item on the Balance Sheet is shown on the attached chart.


CRISTALERIAS DE CHILE S.A.
NOTE 29:  ADJUSTMENT FOR PRICE LEVEL RESTATEMENTS



                                                ADJUSTABILITY
ASSETS (DEBITS)/CREDITS                            INDEX           06-30-2002     06-30-2001
                                                --------------     ----------     ----------
INVENTORY                                           CPI                  33,644         304,859
FIXED ASSETS                                        CPI                 791,363       1,643,618
INVESTMENTS IN RELATED COMPANIES                    CPI                 523,389         530,588
MARKETABLE SECURITIES                               CPI                  19,714               0
SHORT-TERM DEBTORS                                  CPI                  22,873               0
ACCOUNTS RECEIVABLE RELATED COMPANIES               CPI                       0               0
LONG-TERM DEBTORS                                   CPI                   1,107               0
OTHER NON-MONETARY ASSETS                           CPI                -116,590       1,957,337
EXPENSE AND COST ACCOUNTS                           CPI                 342,463         515,154
TOTAL (DEBITS)/CREDITS                                                1,617,963       4,951,556

LIABILITIES (DEBITS)/ CREDITS

NET WORTH                                           CPI                       0               0
OBLIGATIONS WITH THE PUBLIC                         CPI                -115,014        -272,240
BANK LOANS                                          CPI                -126,034               0
ACCOUNTS PAYABLE RELATED COMPANIES                  CPI                     -98               0
SHORT-TERM RESERVES                                 CPI                    -731               0
LONG-TERM CREDITORS                                 CPI                    -387               0
LONG-TERM RESERVES                                  CPI                  29,154               0
LONG-TERM BANK LOANS                                CPI                -306,232               0
OTHER LIABILITIES                                   CPI                -149,877        -403,186
SHAREHOLDERS' EQUITY                                CPI              -1,259,182      -2,957,915
MINNORITY INTEREST                                  CPI                 -31,938        -441,771
NON-MONETARY LIABILITIES                            CPI                       0               0
INCOME ACCOUNTS                                     CPI                -580,875        -675,925
TOTAL (DEBITS)/ CREDITS                                              -2,541,214      -4,751,037



(LOSS) PROFIT FROM ADJUSTMENT FOR CURRENCY DEVALUATION                 -923,251         200,519


                       30. RATE OF EXCHANGE DIFFERENTIAL


There is a net credit to results in the 2002 fiscal year of Th Ch$2,898,533 and of Th Ch$345,844 in 2001 because of a rate of exchange differencial.

More information is shown on the attached chart.

CRISTALERIAS DE CHILE S.A.

NOTE 30:  EXCHANGE DIFFERENCES


      ITEM                                    CURRENCY        AMOUNT
                                                             06-30-2002       06-30-2001
                                             ----------     ----------       -----------

CURRENT ASSETS                               DOLLARS           573,297        186,294
CURRENT ASSETS                               OTHER CUR.         20,850           -303
CLIENTS                                      DOLLARS           202,199        262,561
CLIENTS                                      OTHER CUR.        539,628         29,425
TIME DEPOSITS                                DOLLARS           557,094      1,520,558
INVENTORY                                    DOLLARS           193,247        317,242
INVENTORY                                    OTHER CUR.           -639              0
MARKETABLE SECURITIES                        DOLLARS           359,804              0
ACCOUNT RECEIVABLE   E.E.R.R.                DOLLARS                 0          4,804
LONG-TERM PLACEMENT                          DOLLARS           458,754              0
OTHER ASSETS                                 DOLLARS           296,522        334,404
OTHER ASSETS                                 OTHER CUR.          3,787          5,399

TOTAL (DEBITS) CREDITS                                       3,204,543      2,660,384

SHORT TERM BANK CREDITS                      DOLLARS                 0         -2,156
MISCELLANEOUS CREDITORS LONG TERM            DOLLARS          -122,774        -85,074
DOCUMENTS PAYABLE                            DOLLARS          -282,788       -978,540
DOCUMENTS PAYABLE                            OTHER CUR.        -83,459        -18,186
MISCELLANEOUS CREDITORS SHORT TERM           DOLLARS           -14,798        -20,122
SHORT TERM PROVISIONS                        DOLLARS           -59,923       -100,068
LONG TERM BANK CREDITS                       DOLLARS           596,267       -580,469
LONG TERM PROVISIONS                         DOLLARS          -168,650       -346,698
ACCOUNT PAYABLE                              DOLLARS                 0       -137,361
OTHER LIABILITIES                            DOLLARS           -83,925        -41,332
OTHER LIABILITIES                            OTHER CUR.        -85,960         -4.534

TOTAL (DEBITS) CREDITS                                        -306,010     -2,314,540

(LOSS) PROFIT FROM RATE OF EXCHANGE DIFFERENCE               2,898,533        345,844


                            31. EXTRAORDINARY ITEMS


As of June 30, 2001 the partial reversion of the provision for the repair of Furnace C of Th Ch$1,822,561 net of tax was acknowledged, because the furnace was completely rebuilt instead of being repaired.

As of June 30, 2002 there are no transactions in this item.

    32. EXPENSES FOR THE ISSUE AND PLACEMENT OF STOCKS AND DEBT INSTRUMENTS


The subsidiary S.A. Vina Santa Rita carried out a sale of bonds in March 2001, incurring in Sales Expenses that as of June 30, 2002 total Th Ch$252,348 and are classified as Short-Term Prepaid Expenses Th Ch$37,758 and Other Long-term Assets Th Ch$214,589. The charge against Results for the amortization of these expenses is Th Ch$21,542.


Following is an itemized list of the expenses.


                      2002           2002            2001           2001
                      ThCh$          ThCh$           ThCh$          ThCh$
                   Short-term      Long-term      Short-term      Long-term
                   ----------      ---------      ----------      ---------
Stamp tax             27,002        195,766           29,228        195,217
Sales commission      10,756         18,823           11,070         55,278
Printing expenses          0              0              268          1,803
                    --------       --------          -------       --------
TOTAL                 37,758        214,589           40.566        252.298


                           31. CASH FLOW STATEMENT


CASH FLOW STATEMENT

The values included in MISCELLANEOUS on the Cash Flow Statement are detailed in the attached appendix.


CRISTALERIAS DE CHILE S.A.


CASH FLOW STATEMENT

1.  The following it the detail of the item: OTHERS:


                                                           2002            2001
                                                          Th Ch$          Th Ch$
541.11.40     Other Income Received
              Recover VAT exportation                   1,027,389               0
              Franquicia Taxable                           68,352         142,295
              Discount for paid of customs duties         230,225               0
              Redemption Long-Term Bons                    68,465               0
              Other income                                272,853         111,916
                               Total                    1,667,284         254,211

541.11.80     Other expenses paid
              Drama area expenses                         298,356         153,150
              Colo Colo contract                          112,888               0
              Suppliers                                   382,480               0
              Severance payments                            8,216          51,637
              Advice Services                              67,059          60,855
              Participacion Profits                        81,187          53,563
              Customs Duties                               60,415               0
              Exchange difference                         429,997         569,545
              Donations                                    35,644          24,788
              Other expenses                              362,774         119,178
                               Total                    1,839,016       1,032,716

541.12.75     Other expenses for financing made (Payment for Financing)
              Tax de timbres Credit Bank Paid                 481          54,428
              Total                                           481          54,428

541.13.15     Sale of other investments
              LP bond share                                     0       5,436,701
              Sale of PRC                                       0       3,462,390
              Redemption Time Dep. over 90 days        10,748,618         922,202
                              Total                    10,748,618       9,821,293

541.13.30     Other investment income
              Maturity of future contracts              2,044,677         524,544
                              Total                     2,044,677         524,544

541.13.65     Other investment made

              Purchase of shares                          340,047          40,328
              Future contracts                            354,882               0
              Others                                        5,601
                              Total                       700,530          40,328


Following are financing and investment activities that did not generate cash flow during the fiscal year, but that commit future parent company cash flows:


   ITEM                              Amount Th Ch $             Due Date

   Dividend 150                         960,000                 July-02
   Amounts payable investment           248,925                 July-02
   Amounts payable investment           392,175         August-Sept.-02

                                      1,601,100

                           34. DERIVATIVE CONTRACTS


FUTURE CONTRACTS IN FOREIGN CURRENCY

The parent company and its subsidiaries S.A. Vina Santa Rita and Ciecsa S.A. have signed future sales contracts in foreign currency of Th US$139,800 in 2002 (Th US$140,430 in 2001) subject to the regulations of Chapter VII of the Compendium of International Exchange Regulations of the Central Bank of Chile and Chapter 13-2 of the compilation of Regulations of Banks and Financial Institutions.


Additional information is presented on the attached chart listed in the order of each quarterly expiration period. 31.

CRISTALERIAS DE CHILE S.A.
NOTE 34: DERIVATIVE CONTRACTS

CRISTALERIAS DE CHILE S.A. NOTE 34: DERIVATIVE CONTRACTS


                                                                       DESCRIPTION OF CONTRACTS
                                                             ---------------------------------------------------
                                                MATURITY OR                 PURCHASE/
   TYPE OF       TYPE OF       VALUE OF         EXPIRATION      SPECIFIC      SALE     PROTECTED ITEM OR TRANSACTION  Value of
  DERIVATIVE     CONTRACT       CONTRACT           DATE           ITEM      POSITION    NAME         AMOUNT          Protected Item
  ----------     --------       --------           ----           ----      --------    ----         ------          --------------

      FR            CI          36,466,650    THIRD 2002      EXCH RATE       P           0                0                0
      FR            CI          23,806,530    FOURTH 2002     EXCH RATE       P           0                0                0
      FR            CI          17,201,250    FIRST 2003      EXCH RATE       P           0                0                0
      FR            CI           4,816,350    SECOND 2003     EXCH RATE       P           0                0                0
      FR           CCPE            675,300    FIRST 2003      EXCH RATE       P      DOLLAR LOAN     675,300          668,050
      FR           CCPE          2,788,360    FOURTH 2002     EXCH RATE       P      DOLLAR LOAN   2,788,360        2,752,200
      FR           CCPE             62,260    FOURTH 2002     EXCH RATE       P      DOLLAR LOAN      62,260           68,805
      FR           CCPE             62,260    THIRD 2002      EXCH RATE       P      DOLLAR LOAN      62,260           68,805
      FR           CCPE          2,788,360    FOURTH 2002     EXCH RATE       P      DOLLAR LOAN   2,788,360        2,752,200
      FR           CCPE          1,331,880    FIRST 2003      EXCH RATE       P      DOLLAR LOAN   1,331,880        1,376,100
      FR           CCPE          1,331,000    FIRST 2003      EXCH RATE       P      DOLLAR LOAN   1,331,000        1,376,100
      FR           CCPE            675,300    FIRST 2003      EXCH RATE       P      DOLLAR LOAN     675,300          688,050
      FR           CCPE            668,000    FIRST 2003      EXCH RATE       P      DOLLAR LOAN     668,000          688,050
      FR           CCPE            668,000    FIRST 2003      EXCH RATE       P      DOLLAR LOAN     668,000          688,050
      FR           CCPE          1,328,880    FIRST 2003      EXCH RATE       P      DOLLAR LOAN   1,328,880        1,376,100
      FR           CCPE            665,940    FIRST 2003      EXCH RATE       P      DOLLAR LOAN     665,940          668,050
      FU            CI           1,334,140   SECOND 2003      EXCH RATE       P           0                0                0



CRISTALERIAS DE CHILE S.A.
NOTE 34: DERIVATIVE CONTRACTS (Cont'd)


                            ACCOUNTS AFFECTED

        ASSETS/LIABILITIES                EFFECT ON RESULT
    --------------------------         ------------------------
                                                          NOT
       NAME             AMOUNT         REALIZED         REALIZED
    ----------       -----------      ----------     ------------
    LIABILITIES         598,835        -598,835          0
    LIABILITIES         328,701        -328,701          0
    LIABILITIES         367,637         367,637          0
    LIABILITIES         173,643         173,643          0
      ASSETS              4,137           4,137          0
    LIABILITIES          90,259          90,259          0
      ASSETS              4,873           4,873          0
      ASSETS              4,939           4,939          0
    LIABILITIES          91,166          91,166          0
      ASSETS             41,021          41,021          0
      ASSETS             34,735          34,735          0
      ASSETS              4,091           4,091          0
      ASSETS             16,505          16,505          0
      ASSETS             16,859          16,859          0
      ASSETS             44,316          44,316          0
      ASSETS             20,985          20,985
    LIABILITIES           3,512           3,512          0


                      35. CONTINGENCIES AND RESTRICTIONS


CONTINGENCIES AND COMMITMENTS

As of June 30, 2002, there is a guarantee delivered in the amount of Th Ch$7,667 (Th Ch$ 6,843 in 2001), according to the detail in the attached chart.

LAWSUITS OR OTHER LEGAL ACTIONS THE COMPANY IS INVOLVED IN

As of June 30, 2002 and 2001 there are pending lawsuits and other legal actions corresponding to the subsidiary Red Televisiva Megavision, which are presented in the annexed chart.

OTHER CONTINGENCIES

In relation to the syndicated loan subscribed with JP Morgan Chase Bank and other 8 creditor banks for US$ 100 million, the following specific financial obligations exist:


a)  TOTAL CONSOLIDATED DEBT TO CAPITALIZATION RATIO

Cristalerias de Chile S.A will not allow the Total Consolidated Debt to Debt to Capitalization Ratio to exceed the 0.36 to 1.0 ratio at any time.

The capitalization ratio for Cristalerias de Chile S.A. and its subsidiaries is the sum: Net Equity plus Minority Interests plus Total Consolidated Debt.


b)  NON-CONSOLIDATED NET DEBT TO EBITDA RATIO

Cristalerias de Chile S.A will not allow the Non-consolidated Net Debt to EBITDA ration to exceed the 3.0 to 1.0 ratio at any time.

The non-consolidated EBTDA is the sum of the following: operating income plus depreciation and amortization, plus non-cash charges (in the extent that they have been deducted to determine the operating income and cash income for interests minus non-cash credits (in the extent that they have been added when determining operating income), in each case for such period.


c)  INTEREST COVERAGE RATIO

Cristalerias de Chile S.A. will not allow the Interest Coverage Ratio to be lower than the following ratios in any point in time during the following respective periods: the period from the date the Credit Agreement is entered into until December 31, 2000, ratio 4.00; period between January 1, 2001 and December 31, 2002, ratio 3.50; and period from January 1, 2003 and during the entire following period, ratio 4:00.

The Interest Coverage is understood as the day when it is determined, the ratio between the non-consolidated EBITDA for the four consecutive fiscal quarters ending on, or most recently ended before, that date, and the Interest Expenses for that period.


d)  NET EQUITY

Cristalerias de Chile S.A. will maintain a minimum of the following amounts: period from the date the Credit Agreement is entered into until December 31, 2002, UF 10,000,000 and period from January 1, 2003 and during the entire following period, UF 11,900,000.

Cristalerias de Chile S.A. and all its subsidiaries executed with 100% of restrictions of the creditors.

ECONOMY ARGENTINE CONTEXT

As of June 30, the fixed of Rep. Argentina, represents 5.6% of the consolidated fixed of the company. Likewise, the investments maintained in that country represents 10.5% of the company equity

Since is ampe knowlegdge the economy argentine context which is throught the Republic of Argentina do it possible, in this moments, to forsee which will be its evolution, likewise the consequences this could have in the economy and fonancial possition of the subsidiay S.A. Vina Santa Rita for its indirect investment in Vinla Dona Paula S.A., and the affiliate Cristalchile Investments S.A., for its investment in Rayen Cura S.A.I.C, both in Argentina. For which reason, the presents financial statements are not include the effects that could results of the adverse condotions thqt could occur in the future, in consequence, must be read to consider these condition.


OTHER CONTINGENCIES

As of June 30, 2002 and 2001, management is not aware of any other contingencies that could affect the company.

CRISTALERIAS DE CHILE S.A.

NOTE 35:  CONTINGENCIES AND RESTRICTIONS - DIRECT GUARANTEES

CREDITOR OF GUARANTEE                         DEBTOR       TYPE OF       ASSETS COMMITTED           BALANCES PENDING
                                                          GUARANTEE
                          ------------------------------------------   -------------------    ---------------------------
                          NAME                    RELATIONSHIP         TYPE        BOOK       PAYMENT AS OF CLOSING DATE
                                                                                   VALUE      OF FINANCIAL STATEMENTS
                                                                                              06/30/2001       06/30/2000
-----------------------   ----------------    ---------   ---------    ----      ---------    ----------       ----------
EDIFICIO METROPOLIS AGF   CRISTALERIAS DE
                          CHILE S.A.          COMMERCIAL  DEPOSIT      FLOOR         7,667         7,667            6,843

BANCO SANTIAGO            RED TELEVISIVA
                          MEGAVISION          COMMERCIAL  MORTGAGE     LAND      3,568,275     1,993,025        2,336,114

SCOTIABANK                RED TELEVISIVA
                          MEGAVISION          COMMERCIAL  PLEDGE       TV EQUIP    371,130     2,370,083        1,617,653

BANCO CREDITO E INVERS    RED TELEVISIVA
                          MEGAVISION          COMMERCIAL  MORTGAGE     TV EQUIP    176,575       614,841          735,748

SUNDRY CLIENTS            RED TELEVISIVA
                          MEGAVISION          COMMERCIAL  ADVERTISING     0              0     8,973,613        7,388,352

CREDITOR OF GUARANTEE                                 RELEASE OF GUARANTEES
                          ------------------------------------------------------------------------
                          06/30/2003     ASSETS   06/30/2004       ASSETS   06/30/2005     ASSETS
-----------------------   ----------   --------   ----------     --------   ----------    --------
EDIFICIO METROPOLIS AGF            0          0            0            0        7,667      7,667

BANCO SANTIAGO                     0          0      442,681            0      442,681          0

SCOTIABANK                   392,491          0      392,491            0      392,491          0

BANCO CREDITO E INVERS       163,552          0      163,552            0      163,552          0

SUNDRY CLIENTS                     0          0            0            0            0          0

CRISTALERIAS DE CHILE S.A.

NOTE 35:  CONTINGENCIES AND RESTRICTIONS - INDIRECT GUARANTEES

CREDITOR OF GUARANTEE                             DEBTOR        TYPE OF          ASSETS
                                                               GUARANTEE       COMMITTED
                           ---------------------------------------------     ---------------
                           NAME                       RELATIONSHIP           TYPE      BOOK
                                                                                       VALUE

---------------------      --------------------   ---------    ---------     ----      -----
       Societe des         RAYEN CURA S.A.I.C.    AFFILIATE    SOLIDARY        0           0
     Participations
      Financieres et
      Industrielles

CREDITOR OF GUARANTEE        BALANCES PENDING                                  RELEASE OF GUARANTEES
                           ------------------------     -------------------------------------------------------------------------
                                 PAYMENT AS OF CLOSING DATE
                                   OF FINANCIAL STATEMENTS

                           06-30-2002    06-30-2001     06-30-2003     ASSETS    06-30-2004     ASSETS     06-30-2005     ASSETS
---------------------      ----------    ----------     ----------     ------    ----------     ------     ----------     ------
       Societe des          3,566,851     3,699,124        792,634          0       792,634          0      1,981,583          0
     Participations
      Financieres et
      Industrielles

CRISTALERIAS DE CHILE S.A.

NOTE 35: Trials

Court   Cause Rol No.     Origin      Process                  Stage                     Committed amount
                                                                                      (approximately Th Ch$)
-----   -------------  ------------   -------     ---------------------------------   ----------------------
  22      5655-1999        Civil       First      Proof in cause not received yet             470,000

  16      4822-1999        Civil       Second      Revision and verdict pending               100,000

  12      3025-1997        Civil       Second      Revision and verdict pending               100,000

  1       1242-2000        Labor       First              Verdict pending                      10,000

  5       3468-2001        Labor       First              Verdict pending                      10,000

  1       3538-2000        Labor       First              Verdict pending                      15,000

  2       2294-1999    Local police    Second      Revision and verdict pending                 9,500

                  36. GUARANTEES OBTAINED FROM THIRD PARTIES


As of June 30, 2002 and 2001 the company has received guarantees from third parties that are shown below:


Item
                                                             2002        2001
                                                            ThCh$       ThCh$
----------------------------------------------            --------     -------
Rental of Property BankBoston UF 367.69                     6,017       6,011
Rental of Property to Telecomunicaciones
  Cono Sur Ltda. (UF 130)                                   2,126       2,124
Rental of Property Office 202 AGF Building                  3,843       3,839
Security Bank (UF 317.90)                                   5,199           0
Sight drafts suppliers                                     12,157       1,245
Installation of Buin Tanks (Tersanoix S.A.)                     0     158,990
Purchase of vine stem cuttings and plants (Intelmaq)       43,265           0
Underground materials storehouse Buin Salfa Montajes       32,355           0
Grape purchase                                            131,365      70,893
                                                          -------     -------
                                                          236,327     243,102
                                                          =======     =======

                        37. LOCAL AND FOREIGN CURRENCY


Charts are attached showing the foreign currency balance as of June 30, 2002 and 2001.

CRISTALERIAS DE CHILE S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY - ASSETS

                                                                                   Amount
                    Items                                Currency                06-30-2002         06-30-2001
                    -----                                --------                ----------         ----------
Available funds                                Non-adjust. Ch$                    1,122,015          1,783,962
                                               Dollars                              259,447            679,756
                                               Other currencies                       1,090                  0
                                               Euros                                 13,844                  0
                                               Argentinian Pesos                     38,533                  0

Time deposits                                  Adjustable Ch$                     6,153,816          9,306,420
                                               Dollars                           15,237,975         25,552,583

Marketable Securities                          Adjustable Ch$                     3,667,806          3,313,467
                                               Non-adjust. Ch$                      190,739            154,576
                                               Dollars                            6,521,246                  0

Sales receivable                               Non-adjust Ch$                    23,249,820         27,921,705
                                               Dollars                            3,694,690                  0
                                               Euros                              3,821,510                  0
                                               Other currencies                   1,811,822                  0

Documents Receivable                           Non-adjust. Ch$                    5,900,240          4,264,810
                                               Dollars                               36,993                  0
                                               Argentinian Pesos                      8,354                  0

Sundry Debtors                                 Adjustable Ch$                           589            144,626
                                               Non-adjust. Ch$                    1,075,332            568,304
                                               Dollars                               19,710             11,730
                                               Euros                                 14,421                  0
                                               Argentinian Pesos                     23,347                  0

Documentos and Accts. Receivable               Adjustable Ch$                       340,807            300,710
                                               Non-adjust. Ch$                       55,998             11,006
                                               Dollars                                    0             66,199

Inventory                                      Adjustable Ch$                    37,353,545         32,031,331
                                               Dollars                            2,376,726          2,434,649
                                               Argentinian Pesos                    272,985                  0

Taxes Receivable                               Non-adjust. Ch$                      254,080            983,139
                                               Argentinian Pesos                     41,743                  0

Prepaid expenses                               Adjustable Ch$                     1,036,539            766,423
                                               Dollars                              118,836             35,976

Deferred Taxes                                 Non-adjust. Ch$                    1,424,589          1,009,189

Other Current Assets                           Adjustable Ch$                     1,470,965                  0
                                               Non-adjust. Ch$                    6,801,850          4,420,118
                                               Dollars                            7,626,227          5,693,400

FIXED ASSETS                                   Adjustable Ch $                  130,893,468        131,374,398

Investments in other companies                 Non-adjust. Ch$                    1,445,645          1,574,612

Negative Goodwill                              Adjustable Ch$                     8,875,922          4,989,731
                                               Dollars                                    0          5,312,963

Long-term debtors                              Adjustable Ch$                       206,275            144,390

Intangibles                                    Adjustable Ch$                    11,323,184         11,242,384

Amortization                                   Adjustable Ch$                      -884,173           -741,400

Long-term documents receivable.                Non-adjust. Ch$                        1,362                  0

Other                                          Adjustable Ch$                    11,555,914                  0
                                               Non-adjust. Ch$                            0            979,689
                                               Dollars                                    0          2,875,464

Investments in related companies               Adjustable Ch$                   109,353,612         99,504,264
                                               Dollars                                    0         11,738,775

Total Assets                                   Non-adjust. Ch$                   41,267,590         42,687,971
                                               Dollars                           35,891,850         54,401,495
                                               Other currencies                   1,812,912                  0
                                               Euros                              3,849,775                  0
                                               Argentinian Pesos                    384,962                  0
                                               Adjustable Ch$                   321,602,349        293,359,883

CRISTALERIAS DE CHILE S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY - CURRENT LIABILITIES

ITEM                               Currency                    Up to 90 days
----                               --------                    -------------
                                                                 06.30.2002                    06.30.2001
                                                         ------------------------      --------------------------
                                                            Amount     Avg.Annual        Amount        Avg.Annual
                                                          Thou Ch$      Int. Rate       Thou Ch$       Int. Rate
                                                          --------      ---------       --------       ---------
Current Liabilities
Short-term obligations with banks  Adjust. Ch$                   0             0           92,531              0
and financial institutions         Adjust. Ch$           1,002,602          4.68        1,024,543           6.25
                                   Dollars                       0             0           18,424            7.6
                                   Dollars                       0             0          130,580           4.89
                                   Dollars                       0             0                0              0
                                   Other currencies              0             0                0              0
Long-term obligations with banks   Adjust. Ch$              42,980          4.44                0              0
and financial institutions         Dollars              21,109,874         3.375          756,288           6.25
                                   Dollars                  51,457          11.0                0              0
Long-term obligations              Adjust. Ch$                   0             0                0              0
Obligations with the public        Adjust. Ch$                   0             0          462,604              0
Dividends payable                  Non-adjust. Ch$         536,729             0          941,417              0
Accounts payable                   Non-adjust. Ch$      14,447,045             0       10,466,831              0
                                   Dollars                 496,525             0          993,499              0
                                   Euros                    13,940             0                0              0
                                   Argentinian Pesos        37,730             0                0              0
                                   Other currencies         12,040             0                0              0
Documents Payable                  Adjust. Ch$              50,033             0           48,366              0
                                   Dollars               1,859,687             0        3,878,565              0
                                   Euros                   100,422             0           40,163              0
                                   Other currencies        314,207             0          526,297              0
Sundry Creditors                   Non-adjust. Ch$         465,823             0          371,522              0
                                   Dollars                  34,403             0           32,110              0
Docts and accts payable to rel co. Adjust. Ch$             301,370             0          284,677              0
                                   Non-adjust. Ch$         377,960             0          168,933              0
                                   Dollars                 929,088             0          196,951              0
Provisions                         Adjust. Ch$              12,587             0          161,293              0
                                   Non-adjust. Ch$      10,442,793             0        7,146,836              0
                                   Dollars               1,437,454             0            7,738              0
                                   Argentinian Pesos         2,075             0                0              0
                                   Euros                   239,733             0                0              0
                                   Other currencies        461,479             0                0              0
Withholdings                       Non-adjust. Ch$       1,722,733             0        1,809,798              0
                                   Argentinian Pesos         5,550             0                0              0
Prepaid income                     Non-adjust. Ch$       2,325,044             0        3,457,796              0
Other Current Liabilities          Non-adjust. Ch$         389,768             0                0              0
Total Current Liabilities          Adjust. Ch$           1,409,572             -        2,074,014              -
                                   Dollars              25,918,488             -        6,014,425              -
                                   Other currencies        787,726             -          526,297              -
                                   Non-adjust Ch$       30,707,895             -       24,363,133              -
                                   Euros                   354,095             -           40,163              -
                                   Argentinian Pesos        45,355             -                0              -

CRISTALERIAS DE CHILE S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY - CURRENT LIABILITIES

ITEM                                Currency                   90 Days to 1 Year
----                                --------                   -----------------
                                                                    06.30.2002                   06.30.2001
                                                            ----------------------       ------------------------
                                                              Amount     Avg.Annual       Amount       Avg.Annual
                                                            Thou Ch$      Int. Rate      Thou Ch$      Int. Rate
                                                            --------      ---------      --------      ---------
Current Liabilities
Short-term obligations with banks   Adjust. Ch$                    0             0      5,106,021           5.86
and financial institutions          Adjust. Ch$                    0             0         28,170            7.0
                                    Dollars                        0             0      1,018,415           5.99
                                    Dollars                        0             0        173,024           11.0
                                    Dollars                        0             0      2,874,482              0
                                    Other currencies           3,160          3.22              0              0
Long-term obligations with banks    Adjust. Ch$              719,265          4.44              0              0
and financial institutions          Dollars                2,389,075          3.66              0              0
                                    Dollars                  149,062          11.0              0              0
Long-term obligations               Adjust. Ch$                1,182           7.0              0              0
Obligations with the public         Adjust. Ch$              460,599          6.44              0              0
Dividends payable                   Non-adjust. Ch$                0             0          1,104              0
Accounts payable                    Non-adjust. Ch$                0             0              0              0
                                    Dollars                  387,412             0        347,112              0
                                    Euros                          0             0              0              0
                                    Argentinian Pesos              0             0              0              0
                                    Other currencies               0             0              0              0
Documents Payable                   Adjust. Ch$               71,963             0         42,897              0
                                    Dollars                  644,011             0        692,722              0
                                    Euros                          0             0        259,918              0
                                    Other currencies               0             0              0              0
Sundry Creditors                    Non-adjust. Ch$               55             0              0              0
                                    Dollars                        0             0              0              0
Docts and accts payable to rel co.  Adjust. Ch$               13,776             0        277,753           6.80
                                    Non-adjust. Ch$                0             0              0              0
                                    Dollars                  303,606             0              0              0
Provisions                          Adjust. Ch$              158,413             0              0              0
                                    Non-adjust. Ch$          144,197             0        129,413              0
                                    Dollars                1,169,685             0      2,749,643              0
                                    Argentinian Pesos              0             0              0              0
                                    Euros                          0             0              0              0
                                    Other currencies               0             0              0              0
Withholdings                        Non-adjust. Ch$                0             0              0              0
                                    Argentinian Pesos              0             0              0              0
Prepaid income                      Non-adjust. Ch$                0             0              0              0
Other Current Liabilities           Non-adjust. Ch$                0             0              0              0
Total Current Liabilities           Adjust. Ch$            1,425,198             -      5,454,841              -
                                    Dollars                5,042,851             -      7,855,398              -
                                    Other currencies           3,160             -              0              -
                                    Non-adjust Ch$           144,252             -        130,517              -
                                    Euros                          0             -        259,918              -
                                    Argentinian Pesos              0             -              0              -

CRISTALERIAS DE CHILE S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES CURRENT PERIOD 06-30-2002

ITEM                                   Currency                    1-3 Years                     3-5 years
----                                   --------            --------------------------    ------------------------
                                                            Amount         Average        Amount        Average
                                                           Thou Ch$     Interest Rate    Thou Ch$    Interest Rate
                                                           --------     -------------    --------    -------------
Obligations with Banks and       Dollars                  39,317,142          3.375     9,829,287          3.375
Financial Institutions           Dollars                   3,462,752           3.29             0              0
Sundry creditors                 Dollars                     777,335          11.06       133,516          11.06
Obligations with Banks and       Other Currency               27,395           3.22        16,405           3.22
Financial Institutions           Adjustable Ch$            4,414,041           4.44     1,449,003           4.44
Obligations with the public      Adjustable Ch$                    0              0     3,271,040           6.05
Long-term creditors              Dollars                      78,685              0             0              0
                                 Adjustable Ch$               58,089              0             0              0
Sundry creditors                 Adjustable Ch$                2,353              7         1,176              7
                                 Dollars                     246,664             11         5,799             11
Notes payable                    Adjustable Ch$               45,968              0             0              0
Long-term provisions             Dollars                   3,545,829              0             0              0
                                 Adjustable Ch$            3,594,255              0             0              0
Deferred taxes                   Non-adjust. Ch$           2,592,495              0             0              0

Total long-term liabilities      Dollars                  47,428,407              -     9,968,602              -
                                 Other Currency               27,395              -        16,405              -
                                 Adjustable Ch$            8,114,706              -     4,721,219              -
                                 Non-adjust. Ch$           2,592,495              -             0              -

Cristalerias de Chile S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES CURRENT PERIOD 06-30-2002

ITEM                                   Currency                   5-10 Years                     More than 10 years
----                                   --------             -------------------------            ------------------
                                                            Amount          Average           Amount           Average
                                                           Thou Ch$      Interest Rate       Thou Ch$       Interest Rate
                                                           --------      -------------       --------       -------------
Obligations with Banks and       Dollars                           0                0                0                 0
Financial Institutions           Dollars                           0                0                0                 0
Sundry creditors                 Dollars                           0                0                0                 0
Obligations with Banks and       Other Currency                1,678             3.22                0                 0
Financial Institutions           Adjustable Ch$                    0                0                0                 0
Obligations with the public      Adjustable Ch$                    0                0       16,355,200              6.05
Long-term creditors              Dollars                           0                0                0                 0
                                 Adjustable Ch$                    0                0                0                 0
Sundry creditors                 Adjustable Ch$                    0                0                0                 0
                                 Dollars                           0                0                0                 0
Notes payable                    Adjustable Ch$                    0                0                0                 0
Long-term provisions             Dollars                           0                0                0                 0
                                 Adjustable Ch$                    0                0                0                 0
Deferred taxes                   Non-adjust. Ch$                   0                0                0                 0

Total long-term liabilities      Dollars                           0                -                0                 -
                                 Other Currency                1,678                -                0                 -
                                 Adjustable Ch$                    0                -       16,355,200                 -
                                 Non-adjust. Ch$                   0                -                0                 -

CRISTALERIAS DE CHILE S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES PERIOD PREVIOUS TO 06-30-2001

ITEM                                 Currency                         1-3 Years                          3-5 Years
----                                 --------                --------------------------        ----------------------------
                                                              Amount          Average           Amount            Average
                                                            Thou Ch$       Interest Rate       Thou Ch$        Interest Rate
                                                            --------       -------------       --------        -------------
Obligations with banks           Dollars                   36,697,657              489        27,523,243               489
and financial institutions       Dollars                    5,032,852              505         1,226,270               505
                                 Adjustable Ch$               575,278              180           564,442               180
Documents payable                Adjustable Ch$                25,969                0                 0                 0
Obligations with public          Adjustable Ch$                     0                0         3,707,076                 0
Sundry creditors                 Adjustable Ch$                24,128                7            21,685                 7
                                 Dollars                      723,314             1106           849,173              1106
                                 Dollars                      114,049                0                 0                 0
                                 Adjustable Ch$                59,964                0                 0                 0
                                 Dollars                      132,205               11           197,665                 0
Long-Term provisions             Dollars                    4,077,761                0                 0                 0
                                 Adjustable Ch$             3,543,420                0                 0                 0
Deferred taxes                   Non-Adj. Ch$                 722,460                0                 0                 0

Total long-term liabilities      Dollars                   46,777,838                -        29,796,351                 -
                                 Adjustable Ch$             4,228,759                -         4,293,203                 -
                                 Non-Adj. Ch$                 722,460                -                 0                 -


CRISTALERIAS DE CHILE S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES PERIOD PREVIOUS TO 06-30-2001

ITEM                                    Currency                5-10 Years                 More than 10 years
----                                    --------         -------------------------      --------------------------
                                                          Amount         Average         Amount         Average
                                                         Thou Ch$     Interest Rate     Thou Ch$     Interest Rate
                                                         --------     -------------     --------     -------------
Obligations with banks             Dollars                         0               0              0               0
and financial institutions         Dollars                         0               0              0               0
                                   Adjustable Ch$            285,923               0              0               0
Documents payable                  Adjustable Ch$                  0               0              0               0
Obligations with public            Adjustable Ch$          2,011,353               0     14,296,073               0
Sundry creditors                   Adjustable Ch$                  0               0              0               0
                                   Dollars                         0               0              0               0
                                   Dollars                         0               0              0               0
                                   Adjustable Ch$                  0               0              0               0
                                   Dollars                         0               0              0               0
Long-Term provisions               Dollars                         0               0              0               0
                                   Adjustable Ch$                  0               0              0               0
Deferred taxes                     Non-Adj. Ch$                    0               0              0               0
Total long-term liabilities        Dollars                         0               -              0               -
                                 - Adjustable Ch$          2,297,276               -     14,296,073               -
                                   Non-Adj. Ch$                    0               -              0               -

                                 38. PENALTIES


The SVS and other administrative authorities have not imposed any penalties during the 2002 and 2001 fiscal years.

                             39. SUBSEQUENT EVENTS


At of July 16, 2002 a provisional dividens N(degree)150 of Th Ch$15 for action, was paid by the company and was approved by Board of Directors on June 25, 2002.

At of August 14, 2002 an issue bonds for UF 4,100,000 , to the coupon unmaterialize, was put throught the stock exchange, this was registered in the Register of SVS with the N(degree) 296 on July 9, 2002 and subsequently was modified by Certificate at of August 12, 2002.

The issue bonds series C which are to 6 years, was of UF 2,000,000 with rate of 4.75% per year, and the issue bonds series D , which are to 21 years, was of UF 2,100,000 with rate of 5.8% per year.

The final amount obtained in the investment in stock exchange reached of UF 3,937,063 which reprensent 96.03% of the issue had being put the bonds in the series C to the cash rate of 5.3% an d the bonds of the series D to the cash rate of 6.5%. The difference between the amount of issue and the securities recovered , more the expenses incured in the issue, will be amortized in the term of payment of the respective issues.

                                40. ENVIRONMENT


ENVIRONMENT

The company is permanently committed with environment preservation.

During the first quarter of 2002 the parent company carried investments of Th Ch$181,326 corresponding mainly to the repair of an electrostatic pre ipitator to filter the gases discharged from smelting processes. This makes it possible for the company to ensure that is fulfills particulate matter discharge standards issued by the controlling agencies.

The subsidiary S.A. Vina Santa Rita has invested Th Ch$7,036 in the January - June, 2002 period to comply with the ordinances and laws related to Industrial Process and Installations.

                               41. TIME DEPOSITS


As of June 30, 2002 and 2001 the company presents the following information:


INSTITUTION                             CURRENCY      2002       2001
                                                       Th$        Th$
                                        --------    ---------   ----------
Banco de Santiago                          US$      5,071,858    2,762,890
Banco de Credito e Inversiones             US$      6,019,533    4,078,888
Banco Bilbao Viscaya N.Y.                  US$              0    2,629,092
Banco Santander N.Y.                       US$              0   12,936,870
Banco Scotiabank                           US$      3,699,351            0
Banco Santander                            US$      4,022,126            0
Banco Edwards                              UF          30,224            0
Banco de Chile                             UF         447,233    2,809,352
Banco de Santiago                           $       1,098,629    3,837,228
Banco de Chile                              $               0    5,463,481
Banco de Chile                              $       1,022,837      341,202
                                                   ----------   ----------

    TOTAL                                          21,391,791   34,859,003
                                                   ==========   ==========

                            42. STOCK TRANSACTIONS


During the 2002 and 2001 fiscal years members of the board, controlling stockholders, related individuals and entities carried out stock transactions.

In the fiscal years 2001 were carried out the following transactions:


                                   2002                        2001
                                   ----                        -----
    INSTITUTION           Purchases      Sales       Purchases       Sales
    -----------           ---------      -----       ---------       -----
Tjhe Bank of New York           0          0          104,439      2,398,359

                       43. DISTRIBUTION OF SHAREHOLDERS


The distribution of stockholders as of June 30, 2002 and 2001 is the following:

                                   % of Shareholding     No. of Shareholders
                                   -----------------     -------------------
TYPE OF SHAREHOLDER                  2002       2001        2002     2001
                                     ----       ----        ----     ----

10% or more shareholding             34.03     34.03           1        1

Less than 10% shareholding
with investment equal to or
higher than 200 UF                   65.81     65.80         250      246

Less than 10% shareholding
with investment lower than
200 UF                                0.16      0.17         826      855


TOTAL                               100.00    100.00       1,077    1,102

CONTROLLER OF
THE COMPANY                          52.14     52.14           3        3

                  44. REMUNERATIONS OF THE BOARD OF DIRECTORS

During the first quarter of 2002 and 2001, the Company and the subsidiary S.A. Vina Santa Rita paid for allowances, honoraries and participation in profits to the Board the sum of Th Ch$866,881 and Th Ch$827,079 respectively as follows:

                                                      2002            2001
                                                      ThCh$           ThCh$
                                                   -----------     -----------

Share of previous fiscal year profits                  855,944         818,834
Allowance for assistance to meetings                     4,085           3,714
Allowance for Directors Committee                        1,003             857
Honoraries for services appointed by the Board           5,849           3,674
                                                   -----------     -----------

TOTAL                                                  866,881         827,079
                                                   ===========     ===========

On the other hand, Th Ch$224,804 have been provisioned for the participation in profits of year 2002 (Th Ch$419,331 in 2001).

CRISTALERIAS DE CHILE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001

1.- CONSOLIDATED FINANCIAL INDICATORS

                                                                       06-30-2002       06-30-2001       12-31-2001
                                                                       ----------       ----------       ----------
LIQUIDITY
Current liquidity                                        times             2.01             2.60            2.38
Acid ratio                                               times             1.35             1.80            1.73

DEBT
Debt ratio                                               times             0.89             0.72            0.68
Short-term debt                                            %               34.5             31.1            34.7
Long-term debt                                             %               65.5             68.9            65.3
Coverage of interest expenses                            times             3.97             3.48            4.07

ACTIVITY
Total assets                                            Mill Ch$        404,809          390,449         395,631
Investments                                             Mill Ch$         12,176           34,198          33,994
Disposal of property                                    Mill Ch$             35            2,416           2,402
Inventory turnover                                       times             n.a.             n.a.            n.a.
Inventory permanence                                      days             n.a.             n.a.            n.a.

RESULTS
Operating income                                        Mill Ch$         68,792           65,362         142,780
Operating costs                                         Mill Ch$         41,271           42,196          87,987
Operating results                                       Mill Ch$         16,454           12,653          32,780
Financial expenses                                      Mill Ch$          2,412            3,730           6,973
Non-operating results                                   Mill Ch$         (8,135)          (1,882)         (8,496)
R.A.I.I.D.A.I.E.                                        Mill Ch$         16,398           19,083          40,435
After-tax profit                                        Mill Ch$          3,572            9,144          17,877

RATE OF RETURN
Return on equity                                           %                1.7              4.4             8.5
Return on assets                                           %                0.9              2.4             4.7
Return on operating assets                                 %                7.6              6.0            15.7
Profit per share                                           $               55.8            142.9           279.3
Return on dividends                                        %                3.7              3.2             3.1


Current liquidity              Ratio of current assets to current liabilities.
Acid ratio:                    Ratio of uncommitted funds to current
                               liabilities.
Debt ratio:                    Ratio of total current liabilities to net
                               worth.
Coverage of Interest Expenses: Result before taxes and interest divided by financial expenses.
Inventory turnover:            Ratio between sales cost of the period and
                               average inventory.
Inventory permanence:          Ratio between average inventory and sales cost
                               of the period, multiplied by 360 days.
R.A.I.I.D.A.I.E.:              Result before taxes, interest, depreciation,
                               amortization, and special items.
Return on dividends:           Sum of dividends paid in the last twelve months
                               divided by market price of stock at closing of period.

The main trends observed in the 2002 fiscal year indicators are:


LIQUIDITY INDICES

There is a reduction in the liquidity index in relation to 2001 because of the transfer of long-term syndicated loan installments to short-term, due to the increase in provisions. The reduction of the liquidity index has also been influenced by the investment in bonds, which is registered in others long-term fixed assets.


INDEBTEDNESS INDICES

The leverage ratio and the short and long-term debt distribution ratio show changes, which may be explained by the aforementioned reasons.

The interest expenses coverage ratio fell with respect to December of the previous year due to lower profits. However, this ratio rose compared to that of June 2001 due to lower interest expenses in the first half of 2002.


PROFITABILITY INDICES

These indices fell because of the decrease in profits during the first half of the year.

On the other hand, despite dividends distributed between July 2000 and June 2001 increased by 3% compared with dividends distributed for the July 2001/June 2002 period, the dividends' rate of return increased during this half of the year due to the drop in the share price in the stock market, which fell from Ch$4,090 per share as of June 30, 2001, to Ch$3,801 per share as of June 30, 2002.


2.   DIFFERENCE BETWEEN BOOK VALUE AND MARKET VALUE OF MAIN ASSETS.

The financial statements as of June 30, 2002 have been prepared according to generally accepted accounting principles and general and specific norms of the Chilean Securities and Insurance Commission (SVS), which is the agency that regulates the Company. The valuation of the assets includes adjustment for currency devaluation, provisions, and technical revaluations. We believe the foregoing is a reasonable way to value the Company's permanent investments.

As of June 30, 2002 there were financial investments in shares registered according to their purchase price at Ch$3,644 million, and whose market value on the same date was Ch$6,022 million.


3.   RESULTS FOR THE FIRST HALF OF 2002

3a. Consolidated Result

Cristalerias de Chile S.A. consolidates its results with Vina Santa Rita, CIECSA, Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A. and Apoger. Since the second quarter of 2001, the company does not consolidate its results with Envases CMF S.A. (formerly Crowpla-Reicolite S.A.). On the other hand, on September 27, 2001, stocks of Ediciones Chiloe and Ediciones Financieras were sold to Recoletos Chile Ltda. (Financial Times), leaving CIECSA with a 50% stake in Ediciones Chiloe. As of that date CIECSA no longer consolidates its financial statements with Ediciones Financieras S.A. ("El Diario").

As of June 30, 2002, the Company's net profit was Ch$3,572 million compared with $9,144 million in 2001. This is due to a higher non-operating loss of $8,135 million, compared with a $1,919 million loss in 2001. During 2001, the Company had an extraordinary income corresponding to the sale of shares of CGE for Ch$2,906 million, and Ch$2,002 million for the valuation of the Company's investment in the association between Crowpla-Reicolite and Multipack. In addition, in 2002 the Company registered a higher net loss from subsidiaries that reached $2,397 million, mainly due to the effect of the devaluation in Argentina for the Company's investment in Rayen Cura, applying an exchange rate of 3.8 Argentine Pesos per US Dollar. On the other hand, during the first half of 2001 the Company's net profit was increased by an extraordinary income of $1,823 million corresponding to the reverse of a maintenance provision for Furnace C in Cristalchile, which was included in "Extraordinary Items". On the other hand, during the first half of 2002 the operating income increased by Ch$3,696 million, from Ch$12,758 million in 2001, to Ch$16,454 million in the present year.

As of June 30, 2002, Cristalerias' consolidated sales reached Ch$68,792 million, a 7.6% increase compared to the previous period, and adjusting for the non-consolidation of Crowpla-Reicolite and Ediciones Financieras during the period.(*) The consolidated sales increase in Cristalerias results from higher sales in the glass business (1.4%), Santa Rita (9.9%) and CIECSA (41.8%). The consolidated operating income reached Ch$16,454 million, which represents a 29.0% increase, adjusting the operating profit of 2001 by Ch$105 million, corresponding to the loss generated by Ediciones Financieras during the period. Of the total operating income, the glass business accounted for Ch$9,975 million, Santa Rita Ch$4,703 million and CIECSA Ch$1,722 million.

The individual result of Cristalerias de Chile S.A. and its main subsidiaries is analyzed in greater detail below.

3b. Individual Result

As of June 2002, the Company had individual sales of Ch$30,382 million, a 1.4% increase compared with 2001. Sales Volume increased by 0.6%, reaching 108,080 tons. This higher sales volume is mainly due to higher sales of bottles for the wine and non-returnable beer markets.

Operating profit rose by 7.8% reaching Ch$9,975 million. The operating margin increased due to lower sales of imported products with a lower margin during 2002.

The Company's net profit was Ch$3,572 million in 2002 compared to Ch$9,144 million in 2001. This result can be explained partly by a decrease in the non-operating results, which passed from a loss of $46 million in 2001 to a loss of $4,332 million in 2002. During 2001, the Company recorded extraordinary income corresponding to the sale of shares of CGE, and the valuation of the Company's investment in the association between Crowpla-Reicolite and Multipack. In addition during 2002 the Company had a higher non operating loss from the effect of the devaluation of the Argentine Peso (from $1.7 to $3.8 Argentine Pesos per US Dollar) in Rayen Cura, that reached $2,424 million. This was partially offset by better results in Vina Santa Rita and CIECSA. It is worth noting that during 2001 the Company had an extraordinary income corresponding to the reverse of a maintenance provision for Furnace C, which was included as "extraordinary items".

3c. Result in Subsidiaries

As of June 30, 2002, Santa Rita's net profit reached Ch$4,147 million, which represents a 51.5% increase over the same period in 2001. In the local market, Santa Rita reached volumes that were 19.0% higher than in 2001. Prices in this market fell by 18.0% in real terms, as a result of increased competition and lower costs of musts, which led to a 3% sales decrease in this market. Sales in the export market increased by 12.5% in volume terms due to lower sales to the European and Latin American markets. During the period, exports represented 52.6% of total sales in the amount of US$25.2 million. The operating income increased by 21.2%, totaling Ch$4,703 million, mainly as a result of the increase in prices in the local market and an increase in volumes in the export market. The average price in dollars per case for the export market was US$30.5 whereas the average for the industry was US$22.23 per case. As of June 2002, Santa Rita registered a non-operating profit of Ch$311 million, compared with a loss of Ch$496 million in 2001. This is mainly explained by lower financial costs.


-------------
(*) As of Jun 30, 2001 the sales of Ediciones Financieras totaled Ch$1,432 million.

Megavision, CIECSA's main subsidiary reached an operating income of Ch$1,716 million, compared to a loss of Ch$397 million in 2001. Megavision reached a 24.6% audience share during the period. Net sales increased by 40.1%, reaching Ch$9,594 million, due to an increase in live programming. As of June 2002, Megavision reached a net profit of Ch$507 million, compared with a loss of Ch$916 million in 2001. CIECSA's final result was a profit of Ch$308 million compared with a loss of Ch$909 million in 2001.

Envases CMF S.A. registered net loss of Ch$403 million in 2002 compared with a profit of Ch$128 million in 2001. Sales increased by 114% during the period, totaling Ch$14,835 million. It is worth noting that this significant increase in sales is mainly due to the association with Multipack at the end of June 2001. Sales volumes increased by 97%, totaling 10,643 tons. The operating income reached Ch$718 million, which is 43% higher than in the previous year. On the non-operating side Envases CMF passed from a loss of Ch$352 million in 2001 to a loss of Ch$1,188 million in 2002. It is worth mentioning that the higher loss is mainly due to increase of interest expenses corresponding to the financing obtained of the joint venture of Crowpla-Reicolite with Multipack.

In cable TV area, Cristalchile Comunicaciones S.A. (99.99% subsidiary of Cristalerias), is the owner of 50% of Cordillera Comunicaciones Ltda., which is in turn the owner of 99% of Metropolis-Intercom S.A.

Metropolis-Intercom S.A. reached sales of Ch$22,538 million during 2002 compared with Ch$22,303 million during 2001. As of June 2002, Metropolis-Intercom had a net loss of Ch$7,582 million compared with a loss of Ch$7,277 million in 2001. This result includes a depreciation charge of Ch$5,484 million (Ch$5,317 million in 2001) corresponding to the HFC network acquired in July 2000. The company ended the period with 239,000 subscribers, a 14.6% decrease compared to the same date in 2001, due to the deteriorated domestic economic situation.

As a result of the aforementioned and the negative goodwill amortization in Cordillera Comunicaciones of $2,010 million in 2002 ($1,997 million in 2001), Cristalchile Comunicaciones registered a $4,806 million net loss ($4,604 million loss in the first half of 2001).

4.   CASH FLOW STATEMENT

During the first half of 2002 a total net positive flow of Ch$7,258 million was generated, which is explained by a Ch$18,492 million positive flow generated by operating activities, which were partially offset by a negative financing flow of Ch$9,097 million, and a negative flow of investment activities of Ch$2,137 million.

The operating flow corresponds basically to the collection of sales receivables and financial interests and other income received, which were partially reduced by payables to suppliers, taxes and interests.

The negative financing flow can be explained mainly by a net increase in loans from related companies of $316 offset by a reduction in loans of $1,308 million, and dividends paid that reached $7,077 million.

The investment flow is mainly explained by the incorporation of fixed assets (CAPEX) of Ch$8,963 million, and permanent investments for Ch$3,768 million and others investments for Ch$701 million, which are financed with the net redemption of Time Deposits for over 90 days for $11,255 million.

The aforementioned resulted in an increase in the final balance of cash and cash equivalent, which passed from Ch$38,002 million as of December 31, 2001 to $45,385 million as of June 30, 2002.

According to the current regulations of the SVS and the Association of Accountants of Chile, time deposits and agreements for less than 90 days have been considered as cash and cash equivalent.

5.   INTEREST RATES AND EXCHANGE RATE RISK ANALYSIS

a.   Interest rates

Cristalerias and its Subsidiaries are exposed to the risk of fluctuations in interest rates on its short-term and long-term liabilities. As of June 30, 2002 short-term and long-lerm bank liabilities and obligations with the public totaled Ch$103,871 million, which represents 25.7% of the Company's consolidated assets.

On the other hand, bank credits total Ch$83,785 million, Ch$76,109 million of which correspond to credits in foreign currency at variable rates related to the six-month LIBOR, Ch$6,625 million correspond to credits in Pesos adjustable in unidades de fomento (indexed currency units) that are exposed to changes in the six-month TAB rate, and Ch$1,003 million correspond to credits in Pesos at an annual rate of 4.68% and Ch$48 million correspond to credits in Argentinean Pesos.

Obligations with the public of Ch$20,086 million correspond to coupon Bonds issued by the subsidiary Vina Santa Rita at a fixed interest rate.

In addition, as of June 30, 2002, the Company had available funds of Ch$53,184 million invested in instruments with different tenors, like term deposits, bonds, fixed-rate mutual funds and resale agreements.

The Company and its subsidiaries do not use secondary financial instruments at the present time to reduce risk in the event of fluctuations in interest rates. This policy will be permanently studied to evaluate the different alternatives offered by the market.


b)   Exchange risk.

The Company and its Subsidiaries maintain liabilities in Dollars of US$128.4 million, which represent 21.8% of its consolidated assets, and include a long-term syndicated loan of US$100 million in the parent company and long-term bank credits in Vina Santa Rita of US$9.5 million. As of June 30 the Company and its Subsidiaries have investments in Dollars of US$51 million in time deposits, bonds and fixed rate mutual funds. It also has Dollar future contracts of US$139.8 million, and a contract that provides coverage for EURO/Dollar fluctuations for 3.5 million Euros, all of which provides a reasonable coverage for exchange rate variations risk.

                                RELEVANT EVENTS

There are no relevant events in this period.

ECU (Standardized Quarterly Financial Report)



1.       IDENTIFICATION


1.01.05.00        Firm Name

                          CRISTALERIAS DE CHILE S.A.


1.01.04.00        Company RUT                                 90331000-6



1.00.01.10        Starting date                               1/1/2002



1.00.01.21        Closing date                                6/30/2002



1.00.01.30        Type of Currency                            Chilean Pesos



1.00.01.40        Type of Financial Statements                Individual

                                                      ASSETS

2.0      FINANCIAL STATEMENTS
2.01     BALANCE SHEET

1.00.01.30   Type of Currency:  Chilean pesos
1.00.01.40   Type of Balance : Individual

ASSETS                                                  NOTE No.        06-30-02       06-30-01
5.11.00.00   TOTAL CURRENT ASSETS                                     59,198,752      59,024,082
             5.11.10.10  Cash                                            959,111         291,970
             5.11.10.20  Time deposits                   40           14,790,742      22,407,740
             5.11.10.30  Marketable securities (net)     4            10,356,038       3,274,874
             5.11.10.40  Debtors from sales (net)        5            13,485,303      13,751,936
             5.11.10.50  Documents receivable (net)      5             3,247,684       1,979,230
             5.11.10.60  Sundry debtors (net)            5               540,309         435,018
             5.11.10.70  Doc. & accts receivable         6             2,503,599       3,442,877
                         related Co.
             5.11.10.80  Inventories (net)               7             6,111,810       6,225,747
             5.11.10.90  Recoverable taxes               8               156,839         660,599
             5.11.20.10  Prepaid expenses                                239,117          59,465
             5.11.20.20  Deferred taxes                  8               706,946         372,236
             5.11.20.30  Other current assets            10-11         6,101,254       6,122,390
             5.11.20.40  Leasing contracts (net)                               0               0
             5.11.20.50  Leasing assets (net)                                  0               0
5.12.00.00   TOTAL FIXED ASSETS                                       72,682,802      73,626,112
             5.12.10.00  Land                            12            1,455,323       1,503,970
             5.12.20.00  High rises & infrastructure     12           17,055,663      17,145,772
             5.12.30.00  Machinery & equipment           12           91,595,238      85,852,583
             5.12.40.00  Other fixed assets              12           10,776,810       8,878,969
             5.12.50.00  Positive goodwill from
                         technical evaluation of fixed   12            8,336,157       8,342,060
                         assets
             5.12.60.00  Depreciation (minus)            12          (56,536,389)    (48,097,242)
5.13.00.00   TOTAL OTHER ASSETS                                      174,380,347     161,828,694
             5.13.10.10  Investment in related companies 14          137,856,652     151,144,403
             5.13.10.20  Investment in other companies                         0               0
             5.13.10.30  Negative goodwill               16            2,078,863       7,555,700
             5.13.10.40  Positive goodwill (minus)                             0               0
             5.13.10.50  Long-term debtors               5               176,836         106,159
             5.13.10.60  Doc. & accts receivable         6            24,710,102       2,222,018
                         related Co.
             5.13.10.65  Long-term deferred taxes                              0               0
             5.13.10.70  Intangibles                     17                    0           2,627
             5.13.10.80  Amortization (minus)                                  0               0
             5.13.10.90  Other                           18            9,557,894         797,787
             5.13.20.10  Long-term leasing contracts
                         (net)
5.10.00        TOTAL ASSETS                                          306,261,901     294,478,888

                                  LIABILITIES

1.00.01.30        Type of Currency:  Chilean pesos
1.00.01.40        Type of Balance : Individual

LIABILITIES                                               NOTE No.      06-30-02        06-30-01
5.21.00.00   TOTAL CURRENT LIABILITIES                                33,417,782      11,946,006
             5.21.10.10  Short-term oblig. Banks &                             0               0
                         Fin. Inst.
             5.21.10.20  Short-term portion - Long-term
                         oblig. Banks &                     19        20,348,771         149,274
                         Financial Institutions
             5.21.10.30  Obligations with the public                           0               0
                         (notes)
             5.21.20.40  Short-term portion oblig with                         0               0
                         public
             5.21.10.50  Long-term oblig. due within 1                         0               0
                         year
             5.21.10.60  Dividends payable                               536,033         714,733
             5.21.10.70  Accounts payable                              1,894,684       2,133,078
             5.21.10.80  Notes payable                                 2,160,037       3,534,936
             5.21.10.90  Sundry creditors                                463,847         367,471
             5.21.20.10  Notes & accts payable related      6            675,884         809,496
                         Co.
             5.21.20.20  Provisions                        23          6,139,193       3,519,479
             5.21.20.30  Withholdings                                    813,077         717,539
             5.21.20.40  Income tax                                            0               0
             5.21.20.50  Earned income                                         0               0
             5.21.20.60  Deferred taxes                                        0               0
             5.21.20.70  Other current liabilities         20            386,256               0
5.22.00.00   TOTAL LONG-TERM LIABILITIES                              58,672,144      73,760,730
             5.22.10.00  Oblig with Banks & Financial      21         49,146,429      64,220,900
                         Inst.
             5.22.20.00  Long-term oblig with public                           0               0
                         (bonds)
             5.22.30.00  Long-term notes payable                               0               0
             5.22.40.00  Long-term sundry debtors                        968,940       1,632,450
             5.22.50.00  Long-term notes & accts.
                         payable related companies         6                   0               0
             5.22.60.00  Long-term provisions                          7,140,084       7,621,181
             5.22.70.00  Long-term deferred taxes          8           1,416,691         286,199
             5.22.80.00  Other long-term liabilities                           0               0
5.23.00.00   MINORITY INTEREST                                                 0               0
5.24.00.00   TOTAL EQUITY                                            214,171,975     208,772,157
             5.24.10.00  Paid-in capital                  26          62,863,356      62,253,624
             5.24.20.00  Reserve capital revaluation      26             377,180         933,806
             5.24.30.00  Premium in sale of own shares    26          26,955,324      26,932,687
             5.24.40.00  Other reserves                   26           9,133,407       7,670,451
             5.24.50.00  Retained earnings (addition
                         of codes 5.24.51.00 to           26         114,842,708     110,981,584
                         5.24.56.00)
                         5.24.51.00 Reserve               26         112,231,045     103,307,766
                                    future dividends
                         5.24.52.00 Accrued               26                   0               0
                                    profits
                         5.24.53.00 Accrued                                    0               0
                                    losses (minus)
                         5.24.54.00 Profit                26           3,571,663       9,144,215
                                    (loss) for the year
                         5.24.55.00 Prov.                               (960,000)     (1,377,713)
                                    dividends (minus)
                         5.24.56.00 Accr.                 26                   0         (92,684)
                                    deficit dev. period
5.20.00.00  TOTAL LIABILITIES                                        306.261.901     294,478,888

                               INCOME STATEMENT

2.02     INCOME STATEMENT

1.00.01.30       Type of Currency:  Chilean pesos
1.00.01.40       Type of Balance : Individual


INCOME STATEMENT                                     NOTE No.        06-30-02        06-30-01
             5.31.11.00  OPERATING RESULTS                         9,975,009       9,251,371
                 5.31.11.10  Operating Margin                     12.271.583      11.632.337
                        5.31.11.11  Operating                     30.382.171      29.964.769
                                    income
                        5.31.11.12  Operating                    (18,110,588)    (18,332,432)
                                    costs (minus)
                 5.31.11.20  Adm. & sales expenses                (2,296,574)     (2,380,966)
                             (minus)
             5.31.12.00  NON-OPERATING RESULTS                    (4,332,181)         45,635
                 5.31.12.10  Interest income                         851,170       1,088,816
                 5.31.12.20  Profit investments        14          2,546,021       1,731,548
                             related Co.
                 5.31.12.30  Other non-operating       27            256,077       5,141,658
                             income
                 5.31.12.40  Profit investments                   (7,433,678)     (5,510,299)
                             rel- Co. (-)
                 5.31.12.50  Amortization              16            (82,880)       (362,221)
                             neg.goodwill (-)
                 5.31.12.60  Interest expenses                    (1,338,126)     (2,196,647)
                             (minus)
                 5.31.12.70  Other non-operat          28           (356,053)       (255,419)
                             expenses (-)
                 5.31.12.80  Price level               29           (288,207)        428,199
                             restatement
                 5.31.12.90  Exchange differences      30          1,513,495         (20,000)
             5.31.10.00  RESULTS BEFORE INCOME TAX                 5,642,828       9,297,006
                         AND EXTRAORDINARY ITEMS
             5.31.20.00  INCOME TAX                     8         (2,071,165)     (1,975,352)
             5.31.30.00  EXTRAORDINARY ITEMS                               0       1,822,561
             5.31.40.00  PROFIT (LOSS) BEFORE                      3,571,663       9,144,215
                         MINORITY INTEREST
             5.31.50.00  MINORITY INTEREST                                 0               0
5.31.00.00   NET PROFIT (LOSS)                                     3,571,663       9,144,215
5.32.00.00   Amortization of positive goodwill                             0               0
5.30.00.00   PROFIT (LOSS) FOR THE YEAR                            3,571,663       9,144,215

                          DIRECT CASH FLOW STATEMENT

2.03     CASH FLOW STATEMENT
1.00.01.30     Type of Currency:  Chilean pesos
1.00.01.40     Type of Balance : Individual

DIRECT CASH FLOW STATEMENT                                        NOTE No.        06-30-02        06-30-01
          5.41.11.00  NET FLOW FROM OP. ACT.                                    15,806,590     15,759,698
            5.41.11.10  Collection from sales debtors                           39,030,134     38,216,842
            5.31.11.20  Interests received                                       1,834,969      1,468,785
            5.31.11.30  Dividends & other distributions                          1,299,713      1,215,216
                        funds received
            5.31.11.40  Other income                                               298,690          2,037
            5.31.11.50  Payments to suppliers &                                (22,354,881)   (20,754,073)
                        personnel (-)
            5.31.11.60  Interest paid (minus)                                    (500,843)     (1,941,968)
            5.31.11.70  Income tax paid (minus)                                  (689,240)     (1,714,296)
            5.31.11.80  Other expenses                                           (469,588)       (612,565)
            5.31.11.90  V.A.T. & other taxes                                  ((2,642,364)       (120,280)
          5.41.12.00  CASH FLOW FINANCING ACTIVITIES                           (6,092,020)     (5,853,278)
            5.41.12.05  Proceeds from share issue
            5.41.12.10  Loans received
            5.41.12.15  Obligations with the public
            5.41.12.20  Secured loans from related
                        companies
            5.41.12.25  Other loans from related
                        companies
            5.41.12.30  Other financing resources
            5.41.12.35  Dividends paid (minus)                                 (6,072,585)     (5,782,047)
            5.41.12.40  Capital distributions (minus)
            5.41.12.45  Repayment of loans (minus)                                (18,954)        (16,803)
            5.41.12.50  Payment of obligations with the
                        public (-)
            5.41.12.55  Repayment of secured loans from
                        rel Co. (-)
            5.41.12.60  Repayment other loans from
                        related  Co. (-)
            5.41.12.65  Share issue payment (minus)
            5.41.12.70  Payment of issue publ oblig
                        (minus)
            5.41.12.75  Other financing payments (minus)                             (481)        (54,428)
          5.41.13.00  CASH FLOW FROM INVESTING ACTIVITIES                         384,499     (31,355,514)
            5.41.13.05  Sale of fixed assets                                        5,708         613,872
            5.41.13.10  Sale of permanent investments
            5.41.13.15  Sale of other investments                              10,748,618       9,821,293
            5.41.13.20  Proceeds secured loans to                                                  42,208
                        related Comp.
            5.41.13.25  Proceeds other loans to related                                         1,245,745
                        companies
            5.41.13.30  Other investment income                                 1,432,598         524,544
            5.41.13.35  Incorporation of fixed assets                          (5,807,892)    (21,497,985)
                        (minus)
            5.41.13.40  Capitalized interests payment
                        (minus)
            5.41.13.45  Permanent Investments                                                    (768,892)
            5.41.13.50  Investments in financial                               (1,538,111)    (21,145,514)
                        instruments (minus)
            5.41.13.55  Other loans to related companies                       (3,760,178)       (149,602)
                        (minus)
            5.41.13.60  Other loans to related companies                           (1,315)           (855)
                        (minus)
            5.41.13.65  Other distrib of funds on invest                         (694,929)        (40,328)
                        activities (-)
  5.41.00.00  TOTAL NET CASH FLOW FOR THE PERIOD                               10,099,069     (21,449,094)
  5.42.20.00  EFFECT OF INFLATION ON CASH & CASH EQUIV.                          (162,013)       (118,840)
5.41.00.00  NET CHANGE IN & CASH EQUIVALENT                                     9,937,056     (21,567,934)
5.42.00.00  CASH & CASH EQUI  AT BEGINNING OF PERIOD                           18,626,034      24,523,903
5.43.00.00  CASH & CASH EQUIV BALANCE AT END OF PERIOD                         28,563,090       2,955,969

                        INCOME STATEMENT RECONCILIATION

CONCILIATION BETWEEN CASH FLOW GENERATED BY THE OPERATION'S
ACTIVITIES AND THE INCOME STATEMENT FOR THE YEAR

1.00.01.30        Type of Currency:  Chilean pesos
1.00.01.40        Type of Balance :  Individual

CASH FLOW - INCOME STATEMENT RECONCILIATION                       NOTE No.        06-30-02        06-30-01
5.50.10.00  Profit (Loss) for the year                                          3,571,663       9,144,215
5.50.20.00  Profit  in sale of assets                                             (22,505)     (1,989,433)
      5.50.20.10  (Profit) Loss in sale of fixed assets                           (22,505)         12,280
      5.50.20.20  Profit in sale of investments (minus)                                        (2,001,713)
      5.50.20.30  Loss in sale of investments
      5.50.20.40  (Profit) Loss in sale of other assets
5.50.30.00  Non-cash losses (gains)                                            11,623,244       6,859,519
      5.50.30.05  Depreciation for the year                                     4,301,230       3,562,934
      5.50.30.10  Amortization of intangibles                                     610,011          55,779
      5.50.30.15  Write-offs and provisions                                     2,978,493       1,201,251
      5.50.30.20  Accrued earnings from investments in                         (2,546,021)      1,731,548
                  related companies (minus)
      5.50.30.25  Accured losses from investments in                            7,433,678       5,510,299
                  related Co.
      5.50.30.30  Negative goodwill amortization                                   82,880         362,221
      5.50.30.35  Positive goodwill amortization (minus)
      5.50.30.40  Price level restatement                                         288,207         428,199
      5.50.30.45  Net exchange difference                                      (1,513,495)         20,000
      5.50.30.50  Other non-cash credits to results (minus)                       (15,915)     (1,841,611)
      5.50.30.55  Other non-cash debits to results                                  4,176         148,393
5.50.40.00  Changes in Assets affecting cash flow (incr)                        1,577,369        (457,174)
            decreases
      5.50.40.10  Debtors from sales                                              962,393         354,297
      5.50.40.20  Inventory                                                       276,803         229,371
      5.50.40.30  Other assets                                                    338,173         582,100
5.50.50.00  Changes in liabilities affecting cash flow                           (943,181)      2,202,571
            increases (decr)
      5.50.50.10  Accounts payable related to results for                      (1,248,337)        795,551
                  the year
      5.50.50.20  Interests payable                                               613,387         106,285
      5.50.50.30  Income tax payable (net)                                      1,018,046          37,423
      5.50.50.40  Other accounts payable related to                            (1,242,893)      1,383,711
                  non-oper results
      5.50.50.50  VAT and other taxes payable (net)                               (83,384)       (120,399)
5.50.60.00  Profit (Loss) of minority interest
5.50.00.00  NET OPERATING CASH FLOW                                            15,806,590      15,759,698

                  01. Registration In The Securities Register



1.   IDENTIFICATION OF THE COMPANY AND REGISTRATION IN THE SECURITIES REGISTER


The company is registered in the Securities Register under N 061 and it is supervised by the Securities and Insurance Commission.

                       02. Applied Accounting Criteria


APPLIED ACCOUNTING CRITERIA

a)   Accounting Period

These financial statements correspond to the period between January 1 and June 30 of 2002 and 2001.


b)   Preparation basis of financial statements:

These individual financial statements as of June 30, 2002 and 2001 have been prepared on the basis of generally accepted accounting principles and specific norms issued by the S.V. S., with the former prevailing in case of discrepancies.

Investments in subsidiaries are recorded on one line in the general balance sheet at their net worth and, therefore, they have not been consolidated line by line. This treatment does not modify the net profit of the fiscal year or the net worth.

These financial statements have been issued only for purposes of making an individual analysis of the company and, in consideration thereof, they shall be read together with the consolidated statements, which are required by generally accepted accounting principles.


c)   Presentation Basis

For comparison purposes, the financial statements and figures included in the disclosures for the 2001 fiscal year are presented updated according to non-accounting terms as of June 30, 2002 by 2.1%.


d)   Adjustment for Currency Devaluation (Price Level Restatement)

Financial statements have been corrected monetarily on the basis of considering the variation in the purchasing power of the currency which occurred in the 2002 fiscal year, which was -0.6% (1.5% in 2001).


e)   Conversion Basis

Balances in foreign currency and indexed currency units have been converted to pesos at the indicated parities:

                                       2002            2001
                                        Ch$             Ch$

U.S. Dollar                           688.05          629.00
Pound Sterling                      1,052.71          888.92
Swiss Franc                           464.80          350.63
EURO                                  681.41          534.23
Unidad de Fomento                  16,355.20       16,002.32


f)   Marketable Securities and Time Deposits

Transactions in fixed income instruments (PRC) are shown at the return value of the investment, which does not exceed the market value as of June 30, 2002.

Investments in stock are shown at the lowest value between the corrected cost and market value.

Time deposits are shown at the value of the investment, plus adjustments and interest accrued as of the date of the fiscal year.

g)   Inventory

Inventory of finished products has been valued as of June 30, 2002 and 2001 at the direct production cost, duly updated, and raw materials and materials at the cost of the last purchase or its corrected cost. Those valuations do not exceed the net liquidation value.


h)   Bad Debts (Uncollectables)

The parent company and subsidiaries have made provision for bad debts that is deducted from debtors for sales. The criterion adopted to estimate them is the age of the balances.


i)   Fixed Assets

The fixed assets are shown at purchase cost plus legal and regulatory revaluations accumulated until June 30, 2002 and 2001.


j)   Depreciation of Fixed Assets

Depreciation of this property is calculated on updated values, according to the straight-line depreciation system, considering the estimated useful life of the property.


k)   Assets in Leasing

None.


l)   Sales Transactions with Leaseback

None.


m)   Intangibles

At June 30, 2002 there are no intangibles; in the 2001 fiscal year there is a balance for trademarks.


n)   Investments in Related Companies

Investments in stocks and rights in related companies have been valued according to the percentage of the holding that corresponds to the Company in the equity of its affiliates (VPP), according to procedures established for these purposes by circular 368 of the Securities and Insurance Commission.


o)   Negative and Positive Investment Goodwill:

Negative and positive investment goodwill has arisen when comparing the price paid for the investment made and the proportional value that corresponds to that investment in the net worth of the company.

Those values are amortized over a twenty-year period. At June 30, 2002 and 2001 there was no positive investment goodwill.


p)   Operations with buyback and sellback agreement

Financial instruments acquired with a sellback agreement are shown at their purchase value plus interest and adjustments accrued at the closing of the fiscal year, and they are classified in Other Current Assets, in the terms established in Circular No. 768 of the Securities and Insurance Commission.

q)   Deferred Taxes and Income Tax

The company has complied with deferred taxes, in accounting terms, as established in Technical Bulletin No. 60 and the norms indicated in Circular 1466 of the S.V.S.

Income tax is recorded in the accounting on the basis of the calculation of net taxable income determined according to norms established in the Income Tax Law.


r)   Severance payment

The parent company has established a reserve for all of the personnel's severance payment, according to the union contracts signed with their workers. This reserve is shown at the present value of the obligation.


s)   Operating income

The company recognizes the income from its operations on an accrued basis according to generally accepted accounting principles.


t)   Derivative Contracts

The company maintains Future contracts in foreign currency, which have been recorded as established in Technical Bulletin 57 of the Accountants Association of Chile.


u)   Computer Software

The company develops computer software with its own resources, and it also acquires computer packages from third parties. Disbursements for its own development are charged to results as they are generated. Computer packages are recorded in Fixed Assets and amortized in 36 months.


v)   Research and Development Expenses

The companies do not show any expenses for this item.


w)   Cash Flow Statement:

According to current regulations of the Securities and Insurance Commission and the Accountants Association of Chile, in preparing the cash flow statement, the Company has considered time deposits, fixed rate mutual fund investments and deposits with maturities under 90 days as cash.

Such cash flows related to the Company's line of business, interest paid, interest income received, dividends received, and all such that is not defined as investment or Financing is included under the heading "Flow Originating in Activities of the Operation."

                            03. Accounting Changes



In the 2002 and 2001 period, there have not been any changes in the accounting criteria that affect the individual financial statements.

                           04. Marketable Securities



At June 30, 2002 investments in stock are included in the amount of Th Ch$ 3,644,054; Th Ch$ 6,521,246 in Mutual Funds and Th Ch$ 190,738 in interests accrued for Bonds.

Note No. 18 provides detailed information about the Fixed Rate Instruments classified in short and long term.

At June 30, 2001 investments in stock in the amount of Th Ch$ 3,274,874 have been included.


CRISTALERIAS DE CHILE S.A.

NOTE 4 -MARKETABLE SECURITIES- BALANCE COMPOSITION

            Type of Security                         Book Value
            ---------------               ---------------------------------
                                          06-30-2002             06-30-2001
                                          ----------             ----------
Stock                                      3,644,054              3,274,874
Bonds                                        190,738                      0
Mutual fund shares                         6,521,246                      0
Investment fund shares                             0                      0
Public tender promissory notes                     0                      0
Mortgage bonds                                     0                      0

Total Marketable Securities               10,356,038              3,274,874

CRISTALERIAS DE CHILE S.A.

NOTE 4 - MARKETABLE SECURITIES - SHARES

                                                                                               Unit       Market
   R.U.T.                  Company Name                        Number of        Share          Market    Investment     Corrected
                                                                Shares        Percentage       Value       Value           Cost
------------     -------------------------------------         ---------      ----------       ------    ----------     ---------
96.512.200-1     Bodegas y Vinedos Santa Emiliana S.A.         59,627,851       9.3690          101      6,022,413      3,644,054


Value Investment Portfolio                                                                               6,022,413      3,644,054
Adjustment Reserve                                                                                                              0
Book value, Investment Portfolio                                                                                        3,644,054


CRISTALERIAS DE CHILE S.A.

NOTE 4 - MARKETABLE SECURITIES - MUTUAL FUNDS

                             Date                          Capital Placed         Interests Accrued       Current Placement
                   ------------------------    Anual   -----------------------    -----------------     ----------------------
 Institution        Starting      Maturity     Rate       US$           M$         US$        M$          US$           M$
-------------      ----------    ----------    -----   ---------     ---------    ------    ------      ---------    ---------
JP MORGAN AL       01.01.2002    07.30.2002    1.70    9,458,036     6,507,602    19,830    13,644      9,477,866    6,521,246

Total                                                                                                                6,521,246

                     05. Short-Term and Long-Term Debtors


At June 30, 2002 and 2001 there are balances of short-term debtors of Th Ch$ 17,273,296 (Th Ch$ 16,166,184 in 2001).

There is also a balance of Th Ch$ 176,836 for Long-Term debtors in 2002 (Th Ch$ 106,159 in 2001).

At June 30 2002 and 2001 the company has established a reserve for bad debts of Th Ch$ 128,313 in 2002 (Th Ch$ 131,008 in 2001), which is deducted from
Debtors for Sales.

The balance of Short-term Debtors is shown net the reserve for bad debtors and customer advances.

CRISTALERIAS DE CHILE S.A.

NOTE 5 -SHORT AND LONG TERM DEBTORS

                                Current Assets
                                                        Over 90 days                                             Long Term
          Area                    Up to 90 days         up to 1 year                  Total Assets (net)
----------------------------  --------------------- ---------------------  Subtotal  --------------------- ---------------------
                              06-30-2002 06-30-2001 06-30-2002 06-30-2001            06-30-2002 06-30-2001 06-30-2002 06-30-2001
                              ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Debts from Sales              13,251,275 12,542,360    362,341  1,209,576 13,613,616 13,485,303 13,751,936          0          0
Estimate of non-collectable
  debt                                 -          -          -          -    128,313          0          0          0          0
Documents receivable           2,737,922  1,940,297    509,762     38,933  3,247,684  3,247,684  1,979,230          0          0
Estimate of bad debtors                -          -          -          -          0          0          0          0          0
Misc. debtors                    534,812    395,302      5,497     39,716    540,309    540,309    435,018    176,836    106,159
Estimate of bad debtors                -          -          -          -                                           0          0
   Total Long Term Debtors                                                                                    176,836    106,159

             06. Balances and Transactions with related entities


I.- Balances receivable in the Short-Term as of June 30, 2002 and 2001 are composed of Th Ch$ 2,503,599 and Th Ch$ 3,442,877. In the Long-Term a balance is recorded of Th Ch$ 24,710,102 and Th Ch$ 2,222,018, respectively, which correspond to Th Ch$ 22,207,757 in 2002 for the sale of Rayen Cura S.A.I.C. stocks to the subsidiary Cristalchile Inversiones S.A., equivalent to UF 1,357,841, which are payable within a maximum term of two years as of December 28, 2001, without interests and Th Ch$ 2,502,345 in 2002 (Ch$ 2,222,018 in
2001), which correspond to loans granted to Red Televisiva Megavision S.A.


Detail of outstanding credits from related companies:


1) Loan to Red Televisiva Megavision S.A.
Annual Rate 6.36%, UF adjustability

05.01.2003        17,000 UF         Th Ch$  278.039
05.07.2003        17,000 UF         Th Ch$  278.038
05.01.2004        17,000 UF         Th Ch$  278.038
05.07.2004        17,000 UF         Th Ch$  278.038
05.01.2005        17,000 UF         Th Ch$  278.038
05.07.2005        17,000 UF         Th Ch$  278.038
05.01.2006        17,000 UF         Th Ch$  278.039
05.07.2006        17,000 UF         Th Ch$  278.039
05.01.2007        17,000 UF         Th Ch$  278.039
05.07.2007        17,000 UF         Th Ch$  278.038


2)  Loan to Cristal Chile Comunicaciones S.A.
UF adjustability

06.30.2002        842.292 UF        Th Ch$   13,776


3) There are balances for invoicing of Sales of bottles and services with the following related companies with expiration under 90 days:

                                              Th Ch$
S.A. Vina Santa Rita                        2,130,511
Vina Los Vascos S.A.                           81,090
Rayen Cura S.A.                                   183

Total                                       2,211,784


II.- Balances Payable in the Short-Term are in the amount of Th Ch$ 675,884 in 2002 and Th Ch$ 809,496 in 2001, which correspond to Dividend payable for Th Ch$ 500,864 in 2002, (Th Ch$ 715,527 in 2001) and the balance for Commercial Transactions under 90 days.

For invoicing there are accounts payable of related companies for the following balances with expirations under 90 days:

                                              Th Ch$
S.A. Vina Santa Rita                          138,331
Servicios y Consultorias Hendaya S.A.             286
Vina Los Vascos S.A.                            3,389

TOTAL                                         142,006

CRISTALERIAS DE CHILE S.A.

NOTE 6 - BALANCE AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS RECEIVABLE

                        Company
  R.U.T.                                                  Short Term                     Long Term
                                                  --------------------------     --------------------------
                                                  06-30-2002      06-30-2001     06-30-2002      06-30-2001
----------      ----------------------------      ----------      ----------     ----------      ----------
86547900-K      S.A. VINA SANTA RITA               2,130,511       1,640,580              0               0
79952350-7      RED TEL. MEGAVISION S.A.             278,039         555,505      2,502,345       2,222,018
87941700-7      VINA CARMEN S.A.0                          0         278,553              0               0
96721580-5      CRISTACHILE COM. S.A.                 13,776          12,102              0               0
79534600-7      VINA CENTENARIA S.A                        0          13,271              0               0
83032100-4      SERV. Y CONS. HENDAYA S.A.                 0             493              0               0
89150900-6      VINA LOS VASCOS S.A.                  81,090          28,037              0               0
99999999-9      RAYEN CURA S.A. I.C.                     183           7,599              0               0
96972440-5      CRISTALCHILE INVERSIONES S.A.              0               0     22,207,757               0
96767580-6      APOGER S.A.                                0         906,737              0               0
                TOTAL
                                                   2,503,599       3,442,877     24,710,102       2,222,018

CRISTALERIAS DE CHILE S.A.

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS PAYABLE

  R.U.T.                Company                                   Short Term                     Long Term
                                                          -------------------------     --------------------------
                                                          06-30-2002     06-30-2001     06-30-2002      06-30-2001
----------      ----------------------------              ----------     ----------     ----------      ----------
86547900-K      S.A. VINA SANTA RITA                         138,331         58,520              0              0
89150900-6      VINA LOS VASCOS S.A.                           3,389              0              0              0
87941700-7      VINA CARMEN S.A.                                   0         28,624              0              0
96608270-4      CIECSA S.A.                                   23,331          6,629              0              0
96539380-3      EDICIONES FINANCIEROS S.A.                         0            196              0              0
90320000-6      CIA. ELECTROMETALURGICA S.A.                 326,700        466,985              0              0
96972440-5      CRISTALCHILE INVERSIONES S.A.                  9,969              0              0              0
86755600-1      BAYONA  S.A.                                  88,688        126,770              0              0
83032100-4      SERVICIOS Y CONSULTORIAS HENDAYA  S.A.        85.476        121.772              0              0
                TOTAL                                        675,884        809,496              0              0

CRISTALERIAS DE CHILE S.A.
NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
TRANSACTIONS

                                                                             03-31-2002               03-31-2001
                                                                       -----------------------  ------------------------
                                                       Description of              Effect on                Effect on
       Company            R.U.T.       Relationship      Transaction     Amount     Earnings      Monto      Earnings
--------------------   ----------    ---------------   --------------  ----------  -----------  ----------- ------------
                                                                                       (Debit/Credit)      (Debit/Credit)
ENVASES CMF S.A.       86881400-4    Affiliate                                 74            0           0            0
                                     Affiliate                                  0            0      40,951       40,951
                                     Affiliate                                  0            0      19,851       19,851
                                     Affiliate                                  0            0   1,271,447            0
                                     Affiliate                                  0            0     510,394            0
CRISTALCHILE           96721580-5    Subsidiary                                 0            0       3,300            0
COMUNICACIONES
                                     Subsidiary                                83           83         144          144
                                     Subsidiary                                 0            0         249          249
S.A. VINA SANTA RITA   86547900-K    Subsidiary                         3,300,477      816,154   2,323,142      636,563
                                     Subsidiary                                 0            0       2,899        2,899
                                     Subsidiary                                 0            0       4,804        4,804
                                     Subsidiary                           328,718         -310     174,391       -2,283
                                     Subsidiary                         1,170,685            0     993,536            0
                                     Subsidiary                            46,137       30,572      28,647       11,746
SERV. Y CONS. HENDAYA  83032100-4    Controlling                          503,933     -503,933     416,720     -416,720
S.A.                                 stockholder
                                     Controlling                          545,786            0     525,182            0
                                     stockholder
                                     Controlling                            9,660        9,660      10,267       10,267
                                     stockholder
CIECSA S.A.            96608270-4    Subsidiary                                 0            0     411,766            0
                                     Subsidiary                                98          -98          80          -80
CIA.                   90320000-6    Controlling                        2,093,058            0   2,014,040            0
ELECTROMETALURGICA                   stockholder
S.A.
                                     Controlling                              823            0       1,047            0
                                     stockholder
CLARO Y CIA.           79753810-8    With the Chairman                     15,776      -15,776       6,949       -6,949
NAVARINO S.A.          96566900-0    Indirect                               4,874        4,874       4,849        4,849
                                     subsidiary
QUEMCHI S.A.           96640360-8    Indirect                               4,874        4,874       4,849       4,8490
                                     affiliate
                                     Indirect                                   0            0      51.050            0
                                     affiliate
                                     Indirect                                   0            0      51.050            0
                                     affiliate
                                     Indirect                                   0            0         155          155
                                     affiliate
VINA CENTENARIA S.A.   79534600-7    Indirect                                   0            0      15,307        4,194
                                     subsidiary
                                     Indirect                                   0            0       3.758            0
                                     subsidiary
VINA CARMEN S.A.       87941700-7    Indirect                                   0            0     517,496      141,799
                                     affiliate
                                     Indirect                                   0            0      58,338            0
                                     affiliate
RAYEN CURA S.A.I.C.    0-E           Affiliate                                  0            0      22.085        7.119
                                     Affiliate                                183            0           0            0
CIA. SUDAMERICANA DE   90160000-7    Indirect                              12,265            0     320,484            0
VAPORES S.A.                         affiliate
EDICIONES FINANCIERAS  96793770-3    Indirect                               3,260       -3,260       4,725       -4,725
S.A.                                 affiliate
BAYONA S.A.            86755600-1    Controlling stockholder              568,195            0     546,744            0
VINA LOS VASCOS S.A.   89150900-6    Indirect                             234,654       58,026     111,990       30,686
                                     affiliate
                                     Indirect                              16,238            0      19,629            0
                                     affiliate
INMOBILIARIA DON       96826870-8    Affiliate                                  0            0         962          962
ALBERTO
                                                                                0            0      43,073            0
                                                                                0            0      12,525            0

                                07. Inventory


The balance of the inventory item corresponds to finished products and materials that are valued as described in Note 2 g). A detail of its composition is shown below:

                                           2002 Th Ch$         2001 Th Ch$

Finished Products                           2,598,562          2,934,423
Raw Materials and Fuel                      1,812,791          1,294,982
Materials and spare parts to be consumed    1,048,374          1,201,989
Materials in transit                          652,083            794,353
                                           ----------          ---------

         TOTAL                              6,111,810          6,225,747

                     08. Deferred taxes and income taxes


A)   DEFERRED TAXES.

Accumulated balances of deferred taxes for temporary differences, and their composition in the income tax account for effects of fiscal year results and recognition of deferred taxes, are presented on the attached charts.

Estimated amortization periods of deferred taxes have been estimated on the average at 1 years for Short-Term Assets, 4.1 for Long-Term Assets, and 14.4 for Long-Term Liabilities.


B)   INCOME TAX

The Company established tax provisions of 16% of First Cateogry Income Tax in 2002 (15% in 2001) and 35% as single tax under Art. 21, for the 2002 and 2001 fiscal years.

Credits against taxes are shown deducting the payable obligation.

The itemized list is the following:

                                              2002                 2001
                                             Th Ch$               Th Ch$
Fiscal year income tax reserve            (1,590,799)          (1,871,594)
Single tax reserve                            (4,729)              (4,978)
                                          ----------           ----------
SUBTOTAL                                  (1,595,528)          (1,876,572)

Credits:
Monthly reserve payments                   1,497,955            1,951,531
Training expenditures                         18,775               16,398
Credit from donations                              0                3,324
Recoverable VAT                                    0              387,033
                                          ----------           ----------
CREDIT SUBTOTAL                            1,516,730            2,358,286
INCOME TAX TOTAL

Taxes to be Recovered
VAT Tax Credit previous fiscal yr            235,637             178,885
                                          ----------           ----------
TOTAL TAXES TO BE
RECOVERED                                    156.839             660,599


C)   TAXABLE PROFIT FUND

The company showed taxable profits to be distributed:

Generated as of 12.31.1983:                   2002                  2001
                                            Thou Ch$              Thou Ch$

Profit adjustment                          1,854,413            1,854,413

Generated since 01.01.1984:
Without Credit                             1,012,116                8,408
With 10% First Category Credit                79,860               79,773
With 15% First Category Credit            92,897,950           95,997,214
With 15% Additional Rate Credit                  720                  720
With 16% First Category Credit            10,050,905                    0
                                         -----------          -----------
SUBTOTAL TAX PROFITS                     104,041,551           96,086,115
    Non-income revenues                    6,611,407            6,604,151

TOTAL EARNINGS                           110,652,958          102,690,266

CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX
DEFERRED TAXES

                                                     06-30-2002                                    06-30-2001
                                    --------------------------------------------  --------------------------------------------
           Item                      Asset Deferred Tax   Liability Deferred Tax   Asset Deferred Tax   Liability Deferred Tax
---------------------------------   --------------------- ----------------------  --------------------- ----------------------
                                    Short term  Long Term  Short Term  Long Term  Short Term  Long Term  Short Term  Long Term
                                    ----------  ---------  ----------  ---------  ----------  ---------  ----------  ---------
    Temporary Differences
Reserve non-collectable accounts       20,530          0           0           0      19,651          0           0            0
Expected revenue                            0          0           0           0           0          0           0            0
Vacation reserve                       47,251          0           0           0      47,351          0           0            0
Amortization intangibles                    0          0           0           0           0          0           0            0
Leased assets                               0          0           0           0           0          0           0            0
Manufacturing expenses                      0          0           0           0           0          0           0            0
Fixed asset depreciat                       0          0           0   4,233,384           0          0           0    3,261,493
Ion
Severance                               1,381     26,241           0           0       1,592     30,252           0            0
Other events                                0     97,597           0      13,592           0     83,723           0            0
Packaging reserv157,117e0             157,117          0           0           0     180,891          0           0            0
Machinery repair reserve              196,275          0           0           0      50,998          0           0            0
Furnace repair reserve                187,150    592,154           0           0           0    611,664           0            0
Spare parts obsolescence reserve       94,005          0           0           0      95,106          0           0            0
Refractories obsolescence reserve       6,373          0           0           0           0          0           0            0
Deferred customs duties                 7,354          0           0     156,011      12,762          0           0            0
Unrealized profit, building sale            0      1,829           0           0           0     13,453           0            0
Accumulated depreciation automoviles        0     10,896           0           0           0      5,696           0            0
Fixed asset, molds                          0          0           0     271,323           0          0           0      140,936
OTHERS
Complementary accounts-
  net amortization                     10,490    117,702           0   2,646,604      36,115    313,812           0    2,685,254
Valuation reserve                           0          0                                              0           0
Total                                 706,946    611,015           0   2,027,706     372,236    430,976           0      717,175

CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX

               INCOME TAX

                               ITEM                                     06-30-2002            06-30-2001
----------------------------------------------------------------        ----------            ----------
Current tax costs (tax reserve)                                         -1,595,528            -1,876,572
Adjustment tax cost (previous year)                                              0              -125,714
Effect on assets or liabilities from deferred tax of fiscal year          -407,145               -30,718
Tax benefit from tax losses                                                      0                     0
Effect of amortization of complementary accounts of deferred               -68,492                57,652
  assets and liabilities
Effect on assets or liabilities of deferred tax for changes in                   0                     0
  evaluation reserve
Other debits or credits in the account                                           0                     0

Total                                                                   -2,071,165            -1,975,352

    09. Short-term and long-term leasing contracts and leasing assets (note required only for leasing companies defined in circular
                               No. 939 of 1990).



There are no elements for this item.

                           10. Other current assets



As of June 30, 2002, investments in financial instruments with resale agreements, valued as stated in note 2 p) for Th Ch$6,101,254 are included under this heading.

In June 2001 there was a balance of Th Ch$1,210,984 for investments in Financial Institutions with resale agreement, and a balance of Th Ch$4,911,406 for Future Contracts.

11. Information on operations involving purchase agreements, sales agreements, sale with buyback agreement, and purchase with sellback agreement of commercial paper or bearer securities


Information about these transactions is presented on attached charts.

CRISTALERIAS DE CHILE S.A.

NOTE 11 -  INFORMATION ON OPERATIONS WITH PURCHASE COMMITMENT, SALE COMMITMENT,
           BUY BACK AND RESELL BACK AGREEMENTS FOR
           NEGOTIABLE SECURITIES
           PURCHASE (CV) AND SALE (CV) OPERATIONS

                Dates
      ----------------------
Code                          Counterpart          Original     Price      Rate  Final Value     Document ID           Market
      Start       End                              Currency      Set                                                   Value
----  ----------  ----------  -------------------- --------   ---------    ----  -----------  -------------------    ----------
CRV   06.10.2002  07.01.2002  BANCO CHILE            Pesos    4,000,000    0.35    4,009,800       PDBC-PRD          4,009,333
CRV   06.24.2002  07.01.2002  BCI                    Pesos    1,000,000    0.33    1,000,770         PDBC            1,000,660
CRV   06.27.2002  07.01.2002  SANTIAGO C.B.          Pesos      175,000    0.3       175,070  PDBC-DPF-CERO BANCO      175,053
CRV   06.28.2002  07.05.2002  JP MORGAN CHASE BANK   Pesos      916,000    0.34      916,727         PRBC              916,208

                               12. Fixed Assets


Fixed Assets:

The Fixed Assets are shown at purchase cost plus the legal and regulatory revaluations accumulated as of June 30, 2002 and 2001.

The items that make up the Company's fixed assets as of June 30, 2002 and 2001 include mainly Land, Industrial Constructions, Infrastructure Works, Machinery, and Equipment.

Technical Reappraisal and Adjustment of Accounting Values

The company carried out a technical reappraisal of its fixed assets in 1979. In Junee 1986 it also adjusted the assets. Both operations were carried out according to the provisions established in Circular Letters No. 1529 and No. 550 respectively of the Securities and Insurance Commission.

The effects of these operations, including write-offs of property, are shown on the attached chart.

Depreciations

The charge against results for this item is Th Ch$4,301,230 in 2002 and Th Ch$3,562,934 in 2001.

The detail is shown on an attached chart.

NET ASSETS

                                                 2002             2001
                                                Th Ch$           Th Ch$
LAND
Land & mining claims                          1,455,323         1,503,970
Subtotal land                                 1,455,323         1,503,970
Depreciation Mining Claims
Accrued                                               0           (13,712)
For the fiscal year                                   0                 0
Subtotal dep.                                         0           (13,712)
*Subtotal land                                1,455,323         1,490,258

CONSTRUCTIONS & INFRASTRUCTURE
High rises and industrial const.             12,454,541        12,706,541
Facilities                                    4,575,773         4,413,903
Housing developments                             25,349            25,328
*Subtotal                                    17,055,663        17,145,772

DEPRECIATION
Accrued                                      (7,022,035)       (6,246,198)
For the fiscal year                            (402,286)         (369,001)
Subtotal depreciation                        (7,424,321)       (6,615,199)

SUBTOTAL CONSTRUCTIONS & INFRASTRUCTURE       9,631,342        10,530,573


MACHINERY & EQUIPMENT
Furnaces                                     52,820,533        49,094,259
Machinery                                    36,569,855        34,655,618
Tools                                         1,660,769         1,566,715
Furniture and Materials                         345,056           339,074
Vehicles                                        199,025           196,917
*Subtotal                                    91,595,238        85,852,584

DEPRECIATION
Accrued                                     (38,775,283)      (32,036,410)
For the fiscal year                          (3,798,091)       (3,038,536)
Subtotal depreciation                       (42,573,374)      (35,074,946)

Subtotal machinery & equip                   49,021,864        50,777,637

OTHER FIXED ASSETS
Spare parts                                   4,978,225         5,441,762
Imports in transit                               58,609           612,869
Works underway                                5,079,730         2,365,383
Lots in Pirque and Leyda                        459,342           458,956
Other                                           200,904                 0
Subtotal other assets                        10,776,810         8,878,970

TOTAL FIXED ASSETS                          120,883,034       113,381,295
TOTAL ACCRUED DEPREC.                       (45,797,318)      (38,296,320)
TOTAL DEPREC FOR YEAR                        (4,200,377)       (3,407,537)
TOTAL NET FIXED ASSETS                       70,885,339        71,677,438

           TECHNICAL REVALUATION AND ADJUSTMENT OF ACCOUNTING VALUES

                                                  2002             2001
                                                 Th Ch$           Th Ch$
LAND
Land                                              302,442         302,060
Subtotal land and mining claims net               302,442         302,060

CONSTRUCTIONS & INFRASTRUCTURE
High rises and industrial constructions         6,046,285       5,986,472
Facilities                                        428,896         428,536
Subtotal Constructions                          6,475,181       6,415,008

DEPRECIATION
Accrued prior fiscal years                     (4,879,306)     (4,673,673)
For the fiscal year                              (100,853)       (100,769)
Subtotal depreciations                         (4,980,159)     (4,774,442)

Subtotal constuctions net                       1,495,022       1,640,566

MACHINERY AND EQUIPMENT
Furnaces                                          511,862         556,066
Machinery                                         979,760       1,002,071
Tools                                              52,866          52,821
Furniture and materials                            14,046          14,034

Subtotal machinery & equipment                  1,558,534       1,624,992

DEPRECIATION
Accrued prior fiscal years                     (1,558,535)     (1,564,315)
For the fiscal year                                     0         (54,628)
Subtotal depreciation                          (1,558,535)     (1,618,943)

Subtotal machinery & equip                             (1)          6,049

Total Net Technical Revaluation                 1,797,463       1,948,675

TOTAL                                           8,336,157       8,342,060
TOTAL ACCRUED DEPREC.                          (6,437,841)     (6,237,988)
TOTAL DEPREC FOR YEAR                            (100,853)       (155,397)
                                                1,797,463       1,948,674

                    13. Sales transactions with leaseback


These type of transactions were not carried out as of JUN 30, 2002 and 2001.

                     14. Investments in related companies


The Company has valued its investments in related companies according to the norms indicated in note 2 n).

CIECSA S.A.

On April 20, 2000 the Shareholders of Ciecsa S.A. agreed to increase company capital in the equivalent to UF 359,921 by issuing 343,750,000 shares that were fully subscribed by Cristalchile. Of such subscription, the company has paid 288,250,000 shares for an amount of UF 301,093.05 totaling a stake of 98.21% in the subsidiary.

ENVASES CMF S.A.

On Junee 29, 2001 a Special Stockholders Meeting of Crowpla Reicolite S.A. was held where agreement was reached to increase the company's capital to Th Ch$26,220,314,772 divided into 56,000 shares, by capitalizing Th Ch$1,755,219 from the Revaluation and Retained Earnings Fund, with the issue of 29,000 cash shares equivalent to Th Ch$ 15,648,300.

Andina Inversiones Societarias S:A. subscribed and paid for 28,000 shares of this issue, worth Th Ch$ 15,149,749.

Cristalerias de Chile S.A. subscribed and paid for 1,000 shares worth Th Ch$ 498,552.

With the operations referred to above, the shareholding of Cristalerias de Chile S.A. totals 28,000 shares, representing 50% of the equity of Crowpla-Reicolite S.A.

The reduction in the percentage of Cristalchile's share in the equity of Crowpla Reicolite S.A. as of Junee 30, 2001 produced a positive variation in the calculation of the VPP of Th Ch$ 2,001,714 adjusted, which is included in Other Non-Operating Income.

Subsequently the company's name was modified to Envases CMF S.A.

CRISTALCHILE INVERSIONES S.A.

This company was created on December 11, 2001 with the participation of Cristalerias de Chile S.A., which holds 99.99% and the subsidiary CIECSA S.A. with a 0.01%.

On December 28, 2001, the company sold to its subsidiary Cristalchile Inversiones S.A., the investment it had in Rayen Cura S.A.I.C., a company established in the city of Mendoza, Argentina in Th Ch$18,340,577. The operation had no effect on results.

According to the provisions in Circular Letter 81 of the SVS dated 01/22/02, the subsidiary adjusted the financial statements of Rayen Cura S.A.I.C. as of December 31, 2001, considering a rate of exchange of 1.7 Argentine pesos per US dollar, although no devaluation of the Argentine pesos with respect to the dollar was recorded in the accounts in Argentina.

As of June 30, 2002, the financial statements of Rayen Cura S.A.I.C. has acknowledged an exchange rate of 3.8 Argentine pesos per US dollar. On its part the subsidiary Cristalchile Inversiones S.A., has adjusted the financial statements of Rayen Cura S.A.I.C. in order to acknowledge the devaluation from $1.7 to $3.80 per dollar.

The accounting charge against results, as a consequence of the devaluation of the Argentine peso totaled Th Ch$2,397,216 as of June 30, 2002..

                       CRISTALERIAS DE CHILE S.A.

NOTE 14 -  INVESTMENTS IN RELATED COMPANIES
           BREAKDOWN OF INVESTMENTS

                                                  Investment                      Shareholder               Company
  R.U.T.     Company                  Country of  Control      Number of          (Percentage)              Equity
                                        Origin    Currency       Shares    06-30-2002   06-30-2001  06-30-2002    06-30-2001
------------------------------------  ----------  ----------  -----------  ----------   ----------  ----------    ----------
96721580-5   Cristalchile               Chile       Peso      101,213,160    99.9980      99.9900   74,318,963    81,525,102
             Comunicaciones S.A.
86547900-K   S.A. Vina Santa Rita       Chile       Peso      493,959,797    54.0970      54.1000   72,680,454    66,126,569
             S.A.
86881400-4   Envases CMF S.A.           Chile       Peso           28,000    50.0000      50.0000   28,389,476    27,060,624
0-E          Rayen Cura S.A.          Argentina     Dollar              0     0.0000      40.0000            0    29,349,999
966088270-4  Ciecsa S.A.                Chile       Peso      597,401,305    98.2110     98.18540   10,438,437     8,855,355
96826870-8   Inmobiliaria Don           Chile       Peso            3,817    38.1700      38.1700          725       370,390
             Alberto S.A.
96767580-6   Constructora Apoger S.A.   Chile       Peso          800,000    80.0000      80.0000       46,407        46,868
96628620-2   Inmobiliaira Richelieu     Chile       Peso               70     0.0000       7.0000            0         2,431
             S.A.
96972440-5   Cristalchile               Chile       Peso            9,999     99.990       0.0000   -1,203,750             0
             Inversiones S.A.
             TOTAL

                                                  Net                     Result of
  R.U.T.     Company                             Income                    Accrual                       VPP
                                        06-30-2002    06-30-2001   06-30-2002    06-30-2001    06-30-2002     06-30-2001
-------------------------------------   ----------    ----------   ----------    ----------    ----------     ----------
96721580-5   Cristalchile               -4,805,696    -4,603,559   -4,805,602    -4,603,468    74,317,477     81,523,491
             Comunicaciones S.A.
86547900-K   S.A. Vina Santa Rita        4,147,264     2,736,633    2,243,546     1,480,437    39,317,945     35,772,497
             S.A.
86881400-4   Envases CMF S.A.             -402,456       127,772     -201,273        63,886    14,194,738     13,530,311
0-E          Rayen Cura S.A.                     0       468,062            0       187,225             0     11,738,775
966088270-4  Ciecsa S.A.                   307,985      -909,247      302,475      -892,748    10,251,693      8,694,665
96826870-8   Inmobiliaria Don               -2,097       -25,305         -801        -9,659           277        141,183
             Alberto S.A.
96767580-6   Constructora Apoger S.A.       -2,259        -4,953       -1,807        -3,963        37,126         37,494
96628620-2   Inmobiliaira Richelieu              0        -6,589            0          -461             0            171
             S.A.
96972440-5   Cristalchile               -2,424,438             0   -2,424,196             0             0              0
             Inversiones S.A.
             TOTAL                                                                            138,119,254    151,438,587

                                                     Income not                   Book value
  R.U.T.     Company                                  Realized                  of Investment
                                            06-30-2002    06-30-2001      06-30-2002      06-30-2001
------------------------------------------  ----------    ----------     -----------     -----------
96721580-5   Cristalchile                          0            0         74,317,477      81,523,491
             Comunicaciones S.A.
86547900-K   S.A. Vina Santa Rita                  0            0         39,317,945      35,772,497
             S.A.
86881400-4   Envases CMF S.A.                      0            0         14,194,738      13,530,311
0-E          Rayen Cura S.A.                       0            0                  0      11,738,775
966088270-4  Ciecsa S.A.                    -262,602     -294,184          9,989,089       8,400,481
96826870-8   Inmobiliaria Don                      0            0                277         141,183
             Alberto S.A.
96767580-6   Constructora Apoger S.A.              0            0             37,126          37,494
96628620-2   Inmobiliaira Richelieu                0            0                  0             171
             S.A.
96972440-5   Cristalchile                          0            0                  0               0
             Inversiones S.A.
             TOTAL                          -262,602     -294,184        137,856,652     151,144,403

                      15. Investments in other companies


    At June 30, 2002 and 2001 there are no investments in other companies.

                           16. Goodwill Amortization


NEGATIVE GOODWILL

Stock purchases made in different periods of S.A. Vina Santa Rita, Ciecsa S.A., and Envases C.M.F. S.A., have produced negative goodwill whose net balance to be amortized as of June 30, 2002 totaled Th Ch$ 2,078,863 (Th Ch$7,555,700 in 2001).

CRISTALERIAS DE CHILE S.A.

NOTE 16 - SHORTFALL AND GOODWILL ON INVESTMENTS

                                                06-30-2002                      06-30-2001
                                    --------------------------------  -----------------------------
  R.U.T.      Company Name
                                    Amount Amortiz.       Shortfall   Amount Amortiz.    Shortfall
                                      this period           Value       this period        Value
----------------------------------  ---------------      ----------   ---------------    ----------
96608270-4    Ciecsa S.A.               58,619           1,465,474        58,570         1,581,382
86881400-4    Envases CMF S.A.               0                   0       133,808                 0
0-E           Rayen Cura S.A.                0                   0       145,603         5,312,963
86547900-K    S.A. Vina Santa Rita      24,261             613,389        24,240           661,355
              TOTAL                     82,880           2,078,863       362,221         7,555,700

                                17. Intangibles


At June 30, 2002 there are no values for these items, in June 2001 there is a value of Th Ch$ 2,627 corresponding to a trademark.

                              18. Other (Assets)


As of June 30, 2002, the following is included in Other Long-term Assets:

1. The sum of Th Ch$9,233,631 for sale of Bonds of Celulosa Arauco equivalent to US$13,420,000, at a rate of 6.95% annual with maturity on September 15, 2005.


2. In addition the amount of Th Ch$242,880 for the premium paid for their purchase, which will be amortized in the Bond's same term.

Considering that there is the intention of maintaining the Celulosa Arauco and Constitucion S.A. bonds until their due date on September 15, 2005, the valuation and registration of the bonds fulfills the provisions in Circular Letter No. 368 of the S.V.S., as Long-term Fixed Rate Instruments.

3. The amount of Th Ch$81,383 for previus interests of the right of customs duties


At June 30, 2001, there was a balance of Th Ch$321,871 for a difference in favor of Cristalerias de Chile S.A., in future contracts in foreign currency with long-term maturity and previus interests of the right of customs duties deferres for Th Ch$475,916.

   NOTE 18. OTHERS FIXED

         INSTRUMENT                   DATE              VALUE         ACCOUNT VALUE          VALUE
                                                                                            MARKET      PROVISION
---------------------------  ----------------------               -------------------
                              Purchase    Maturity                  Amount       Rate
                             ----------  ----------   ---------   ---------      ----     -----------   ---------
  Bonds of Celulosa Arauco   11-16-2001  09-15-2005   4,157,397   4,319,653      6.95      4,202,703        -

  Bonds of Celulosa Arauco   11-21-2001  09-15-2005   5,266,973   5,457,481      6.95      5,325,075        -

           TOTAL                                      9,424,369   9,777,134                9,527,778


Note:
1. Did not carry out any Provision because there is not any intention to sell in the short-term.
2. Th Ch$300,623 included account value. Corresponds to interests earnings and overprice paid recorded in Short-Term

       19. Short-term obligations with banks and financial institutions


Short-term obligations with Banks and Financial Institutions (5.21.10.10).

As of June 30, 2002 and 2001, there are no short-term bank obligations.

b)  Long-term obligations with Banks and Financial Institutions (5.21.10.20).

A list of operations is shown on the attached chart.

CRISTALERIAS DE CHILE S.A.
     NOTE 19 -  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS, SHORT TERM
                         Type of Currency and Readjustment Index

                                                                                                               Other Foreign
    R.U.T.       Bank or Financial              Dollars                 Euros                  Yen               Currencies
                   Institution          06-30-2002  06-30-2001  06-30-2002 06-30-2001 06-30-2002 06-30-2001 06-30-2002 06-30-2001
--------------------------------------  ----------  ----------  ---------- ---------- ---------- ---------- ---------- ----------
Short term (code:  5.21.10.10)
Long Term - Short Term
(code:  5.21.10.20)
97036000-K      Banco Santiago                   0      18,424         0         0         0         0           0         0
0-E             J.P Morgan Chase Bank   20,348,771     130,850         0         0         0         0           0         0
                Others                           0           0         0         0         0         0           0         0
                TOTAL                   20,348,771     149,274         0         0         0         0           0         0

                Capital amount due      19,658,572     149,274         0         0         0         0           0         0

                Average annual
                interest rate              3,375        5,22           0         0         0         0           0         0


              Percentage oblig. foreign curr. (%)    100.0000
              Percentage oblig. foreign curr. (%)      0.0000

                                                                          $ Non adjustable              Total
    R.U.T.            Bank or Financial                U.F.
                         Institution          06-30-2002 06-30-2001   06-30-2002   06-30-2001  06-30-2002    06-30-2001
--------------------------------------------  ---------- ----------   ----------   ----------  ----------    ----------
Short term (code:  5.21.10.10)
Long Term - Short Term
(code:  5.21.10.20)
97036000-K      Banco Santiago                        0          0             0          0             0       18,424
0-E             J.P Morgan Chase Bank                 0          0             0          0    20,348,771      130,580
                Others                                0          0             0          0             0            0
                TOTAL                                 0          0             0          0    20,348,771      149,274

                Capital amount due                    0          0             0          0    19,658,572      149,274

                Average annual interest rate          0          0             0          0

                         20. Other Current Liabilities


As of June 30, 2002 there is a balance of Th Ch$ 386,256 in Other Current Liabilities as detailed in note 34.

        21. Long term liabilities with banks and financial institutions



The obligations with banks and financial institutions are presented on the charts attached.

CRITALERIAS DE CHILE S.A.

NOTE 21:  LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

           Institution           Maturity Years
           Bank or        Adjustment        From 1     From 2      From 3       From 5    More than 10 years
R.U.T.     Financial      index              to 2       to 3        to 5         to 10     Amount     Term
           Institution    currency
                                              M$         M$          M$           M$         M$
-----------------------   -------------  ---------- ----------  ----------     --------   ---------   -------
0-E      J.P. Morgan
           Chase Bank     Dollars        19,658,572 19,658,572  9,829,285        0          0         2005

                          Euros                   -          -          -        -          -            -
                          Yen                     -          -          -        -          -            -
                          UF                      -          -          -        -          -            -
                          Non-adj.CH$             -          -          -        -          -            -
                          Others                  -          -          -        -          -            -
               Total                     19,658,572 19,658,572  9,829,285        0          0

Porcentaje de obligaciones en moneda extranjera    100.00%
Porcentaje de obligaciones en moneda nacional        0.00%

                                      Closing date           Closing date
                                      Current Period         Previous period
           Institution
           Bank or          Total Long-Term       Average    Total Long-Term
R.U.T.     Financial         at closing of        annual     at closing of
           Institution        Financial           interest   Financial
                              Statements          rate       Statements
-------------------------  -----------------      --------   ----------------
0-E      J.P. Morgan
           Chase Bank
                              49,146,429            3.375%    64,220,900
                                       -                -
                                       -                -
                                       -                -
                                       -                -
                                       -                -
               Total          49,146,429                      64,220,900

           22. Short-term and long-term obligations with the public
                         (promissory notes and bonds)



As of June 30, 2002 and 2001, there are no obligations with the public.

                         23. Reserves and Write-offs


Reserves:

As of June 30, 2002, the Company has short-term reserves of Th Ch$6,139,193 and Th Ch$3,519,479 in 2001.

In the Long-term, reserves are recorded of Th Ch$7,140,084 and Th Ch$7,621,181 respectively.


Bad Debt Reserves:

The Company has established a reserve for bad debts of Th Ch$128,313, and Th Ch$ 131,008, respectively, as of June 30, 2002 and 2001.

This reserve is deducted from the balance of debtors from sales.

No charges have been made against the reserve in the 2002 and 2001 fiscal years.

Vacation Reserve:

The company has established a reserve for the total cost of vacations pending as of June 30, 2002 and 2001, as established in Technical Bulletin No. 47 of the Accountants Association of Chile. The net balance for this item is Th Ch$295,322 as of June 30, 2002 (Th Ch$ 315,671 in 2001).


Reserve for Furnace Reconstruction:

This reserve is established throughout the useful life of the refractories of each smelting furnace so their repair will not have a distort the result of the fiscal year when the repairs are made.

The Company has established a reserve for this item in the amount of Th Ch$4,715,514 and Th Ch$4,077,760 as of June 30, 2002 and 2001, respectively.

An itemized list of the amounts provided is shown in the attached chart.

Other Reserves:

A reserve is recorded in the amount of Th Ch$178,296 (Th Ch$634,041 in 2001) for the obsolescence of refractory bricks and spare parts, which is deducted from the relevant assets

Cristalerias de Chile S.A.

Note    Reserves and Write-offs            06/30/2002         06/30/2001
Individual

Board Share                                   142,867            365,769
Legal Bonus                                    58,168             59,995
Provision Indirect Cost                       442,202            421,290
Furnace Reconstruction                      1,169,685                  -
Machinery Repair                            1,207,849            339,985
Severance Pay                                 158,413            157,119
Packing for Client Return                     952,226          1,159,133
Legal Holiday                                 295,322            315,671
Reserve Spare Parts                           446,387            634,041
Reserve Subsidiary Losses                   1,206,629                  -
Other Reserves                                 59,445             66,476

Short Term                                  6,139,193          3,519,479


Severance Pay                               3,594,255          3,543,421
Furnace Reconstruction                      3,545,829          4,077,760

Long-Term                                   7,140,084          7,621,181

                            24. Severance Payments


The reserve for severance payments to personnel is included at its current value, as expressed in note 2 r). In 2002 it totals Th Ch$3,752,668 (Th$3,700,540 in 2001)


As of June 30, 2002 and 2001 the parent company has paid severance payments of Ch$34,716 and Th Ch$48,715 chargeable against the reserve.

                        25. Other long-term liabilities


As of June 30, 2002 and 2001 there are no balances for this item.

                             26. Minority interest


Not applicable to individual financial statements.

                             27. Changes in equity


a.   Activity in 2002 and 2001

The activity of the capital and reserve accounts in the fiscal years ended in June 30, 2002 and 2001, are shown in the attached charts.

The detail of this item is as follows:

                                                            2002        2001
                                                           Th Ch$      Th Ch$

Future capital increases                                 4,187,346   4,031,108
Reserve for adjustment of value of fixed assets          1,797,464   1,948,675
Adjustment for conversion difference in investment
in Rayen Cura S.A.I.C.                                   3,359,655   1,901,548
Difference VPP Sodex                                      (211,058)   (210,880)
                                                         ---------   ---------

TOTAL OTHER RESERVES                                     9,133,407   7,670,451
                                                         =========   =========

CRISTALERIAS DE CHILE S.A.

NOTE 27: CHANGES IN NET WORTH

                                                                    Reserve        Premium                        Reserve
                                                     Paid-in        capital       in sale of       Other          Future
                                                     Capital      revaluation       shares        Reserves       Dividends
                                                     -------      -----------       ------        --------       ---------
Balances as of 06-30-2002
Initial balance                                    62,863,356              0     26,794,558      7,942,919     102,798,611
Distribution result previous fiscal year                    0              0              0              0      12,989,754
Final dividend previous fiscal year                         0              0              0              0      -4,230,400
Capital increases with cash stock issue                     0              0              0              0               0
Reserves and/or Profits Capitalization                      0              0              0              0               0
Development period Accumulated deficit                      0              0              0              0               0
Accumulated conversion difference adjustment                0              0              0      1,142,830
Eventual Dividend                                           0              0              0              0               0
Owner's equity Revaluation                                  0        377,180        160,766         47,658         673,578
Fiscal Year Result                                          0              0              0              0               0
Provisional Dividends                                       0              0              0              0               0
                                                   ==========        =======     ==========      = === ===     ===========
Final balances                                     62,863,356        377,180     26,955,324      9-133-407     112,231,045
                                                   ==========        =======     ==========      = === ===     ===========
Balances as of 06-30-2001
Initial balance                                    60,973,187              0     25,998,901      6,166,094      91,287,846
Distribution result previous fiscal year                    0              0              0              0      12,778,031
Final dividend previous fiscal year                         0              0              0              0      -2,660,480
Capital increases with cash stock issue                     0              0              0              0               0
Reserves and/or profit Capitalization                       0              0              0              0               0
Development period accumulated deficit                      0              0              0              0               0
Accumulated conversion difference adjustment                0              0              0      1,254,099               0
Eventual Dividend                                           0              0              0              0      -1,728,000
Owner's equity revaluation                                  0        914,598        389,833         92,491       1,505,529
Fiscal Year Result                                          0              0              0              0               0
Provisional Dividends                                       0              0              0              0               0
                                                   ==========        =======     ==========      =========     ===========
Final balances                                     60,973,187        914,598     26,378,734      7,512,684     101,182,925
                                                   ==========        =======     ==========      =========     ===========
Updated balances                                   62,253,624        933,805     26,932,687      7,670,451     103,307,766
                                                   ==========        =======     ==========      =========     ===========

                                                 Accumulated     Provisional      Devel.         Fiscal
                                                   Results        Dividends       Period          Year
                                                                                  Deficit        Result
                                                 -----------     -----------      --------      ----------
Balances as of 06-30-2002
Initial balance                                    17,770,611     -4,657,728      -123,129              0
Distribution result previous fiscal year          -17,770,611      4,657,728       123,129              0
Final dividend previous fiscal year                         0              0             0              0
Capital increases with cash stock issue                     0              0             0              0
Reserves and/or Profits Capitalization                      0              0             0              0
Development period Accumulated deficit                      0              0             0              0
Accumulated conversion difference adjustment                0              0             0              0
Eventual Dividend                                           0              0             0              0
Owner's equity Revaluation                                                 0             0              0
Fiscal Year Result                                          0              0             0      3,571,663
Provisional Dividends                                       0       -960,000             0              0
Final balances                                              0       -960,000             0      3,571,663
Balances as of 06-30-2001
Initial balance                                    17,042,239     -4,156,672      -107,536              0
Distribution result previous fiscal year           -7,042,239      4,156,672       107,536              0
Final dividend previous fiscal year                         0              0             0              0
Capital increases with cash stock issue                     0              0             0              0
Reserves and/or profit Capitalization                       0              0             0              0
Development period accumulated deficit                      0              0       -90,778              0
Accumulated conversion difference adjustment                0              0             0              0
Eventual Dividend                                           0              0             0              0
Owner's equity revaluation                                  0         -5,376             0              0
Fiscal Year Result                                          0              0             0      8,956,136
Provisional Dividends                                       0     -1,344,000             0              0
                                                   ==========      =========        ======      =========
Final balances                                              0     -1,349,376       -90,778      8,956,135
                                                   ==========      =========        ======      =========
Updated balances                                            0     -1,377.713       -92,684      9,144,215
                                                   ==========      =========        ======      =========

CRISTALERIAS DE CHILE S.A.

NOTE 27:  CHANGES IN EQUITY - NUMBER OF SHARES

     SERIES            No.              No.               No.
                     SHARES           SHARES             SHARES
                   SUBSCRIBED          PAID           WITH VOTING

     SINGLE        64,000,000       64,000,000         64,000,000





CRISTALERIAS DE CHILE S.A.

NOTE 27:  CHANGES IN NETWORTH - CAPITAL (AMOUNT - TH CH$)

           SERIES        SUBSCRIBED           PAID-IN
                           CAPITAL            CAPITAL

           SINGLE        62,863,356         62,863,356

CRISTALERIAS DE CHILE S.A.

NOTE 27: CHANGES IN NETWORTH - DEFICIT ACCUMULATED IN DEVELOPMENT PERIOD OF SUBSIDIARY

RUT          COMPANY     AMOUNT                                    COMMENTS
                                  FISCAL YEAR   ACCUMULATED

 -              -           -          -              -

               28. Other Non-operating Income and Disbursements


As of June 30, 2002 non-operating income totaled Th Ch$256,077 and Th Ch$ 5,141,658 in 2001.

Non-operating disbursements amounted to Th Ch$356,053 in 2002 and Th Ch$255,419 in 2001

                              Cash Flow Statement


An itemized list is included in the attached chart.
CRISTALERIAS DE CHILE S.A.

CASH FLOW STATEMENT


1.  The following it the detail of the item: OTHERS:


                                                                   2002                    2001
                                                                  Th Ch$                  Th Ch$
541.11.40     Other income paid
              Discount for Custom Duties                          230,225                       0
              Redemption long term credits                         68,465                       0
              Other income                                              0                   2,037
                               Total                              298,690                   2,037

541.11.80     Other expenses paid
              Exchange difference                                 429,997                 569,545
              Donations                                            35,644                  24,788
              Other expenses                                        3,947                  18,232
                               Total                              469,588                 612,565

541.11.75     Other financing income
              Stamp Tax of credit bank                                481                  54,428
                               Total                                  481                  54,428

541.13.15     Sale of other investments
              CGE share                                                 0               5,436,701
              Sale of PRC                                               0                   3,462
              Redemption Time Dep. over 90 days                10,748,618                 922,202         -
                              Total                            10,748,618               9,821,293

                                     -63-

541.13.30         Other investment income
              Maturity of future contracts                      1,432,598                 524,544
                                                                1,432,598                 524,544

541.13.65         Other investment made

              Purchase of shares                                  340,047                  40,328
              Future contracts                                    354,882                       0
                              Total                               694,929                  40,328


Following are financing and investment activities that did not generate cash flow during the fiscal year, but that commit future parent company cash flows:

ITEM                          Amount Th Ch $                Due Date

Dividend 150                         960,000                 July-02
Amounts payable investment           248,925                 July-02
Amounts payable investment           392,175        August-Sept.- 02

TOTAL                              1,601,100

                    Non-operating Income and Disbursements

CRISTALERIAS DE CHILE S.A.

NOTE 28: NON-OPERATING INCOME AND EXPENSES

INDIVIDUAL                                               2,002          2,001
                                                        Thou Ch$       Thou Ch$
---------------------------------------                 -----------    -----------
Income
Material Sales                                               16,869          9,606
Lease of Offices and Business Premises                      100,470        129,876
Fixed Asset Sales                                            22,506              0
Miscellaneous Income                                         59,745         67,080
Sales of Grapes                                              30,572         12,003
Sales of Shares                                                   0      2,905,479
Amortization of Unrealized Income                            15,915         15,902
Difference % Shareholding in CMF S.A                              0      2,001,712

Total Non-Operating Income                                  256,077      5,141,658

Expenses
Professional advisory services                              317,700        249,528
Other expenses                                               27,366            671
Comunicactions                                                  169              0
Insurance                                                    10,818          5,220
Total Non-Operating Expenses                                356,053        255,419

                          29. Price-level Restatement


As a result of the application of price-level restatement as described in Note 2 d), a net credit to results was generated in the 2002 and 2001 fiscal year of Th Ch$288,207 and Th Ch$428,199 respectively.


Cristalerias de Chile S.A.

NOTE 29:  ADJUSTMENT FOR PRICE LEVEL RESTATEMENTS

                                                            ADJUSTABILITY
ASSETS (DEBITS)/CREDITS                                         INDEX             06-30-2002     06-30-2001
-----------------------------------------                   -------------       -------------   ------------
INVENTORY                                                        IPC                  -29,236        147,793
FIXED ASSET                                                      IPC                  416,570        800,741
INVESTMENTS IN RELATED COMPANIES                                 IPC                  851,233      2,368,722
MARKETABLE SECURITIES                                            IPC                   19,714              0
SHORT TERM DEBTORS                                               IPC                    1,557              0
ACCOUNTS RECEIVABLE RELATED COMPANIES                            IPC                  148,350              0
LONG-TERM DEBTORS                                                IPC                    1,107              0
OTHER NON-MONETARY ASSETS                                        IPC                    8,755        239,592
EXPENSE AND COST ACCOUNTS                                        IPC                  100,689        160,041
TOTAL (DEBITS)/CREDITS                                            -                 1,518,649      3,716,889

LIABILITIES (DEBITS)/ CREDITS

NET  WORTH                                                       IPC               -1,259,182     -2,957,915
ACCOUNTS RECEIVABLE RELATED COMPANIES                            IPC                      -98              0
SHORT-TERM BANK LOANS                                            IPC                 -112,250              0

                                     -66-

SHORT-TERM RESERVES                                              IPC                     -731              0
LONG-TERM BANK LOANS                                             IPC                 -280,622              0
LONG-TERM RESERVES                                               IPC                   29,154              0
LONG-TERM CREDITORS                                              IPC                     -328              0
NON-MONETARY LIABILITIES                                         IPC                      268        -65,365
INCOME ACCOUNTS                                                  IPC                 -183,067       -265,410
TOTAL (DEBITS)/ CREDITS                                           -                -1,806,856     -3,288,690

(LOSS) PROFIT FROM ADJUSTMENT FOR PRICE LEVEL RESTATEMENT                            -288,207        428,199

                          30. Difference in Exchange


A net charge against results was made because of exchange rate difference of Th Ch$ 1,513,495 in 2002 and a net credit of Th Ch$20,000 in 2001.

According to the provisions in Circular Letter 1560 of the SVS of 09/20/2001, the net effect of the adjustment of adjustable assets and liabilities in foreign currency on results deducting the effect of inflation is presented in this item.

Further information is shown on the table attached.

Cristalerias de Chile S.A.

NOTE 30:  EXCHANGE DIFFERENCES

         ITEM                                 CURRENCY                             AMOUNT
--------------------------------------       ------------                ----------------------------
                                                                          06-30-2002      06-30-2001
                                                                         ------------    ------------
FIXED (DEBITS) CREDITS
CURRENT ASSETS                                DOLLARS                          6,088           9,268
TIME DEPOSITS                                 DOLLARS                        557,094       1,520,558
MARKETABLE SECURITIES                         DOLLARS                        359,804               0
SUNDRY DEBTORS                                DOLLARS                            341               0
ACCOUNTS RECEIVABLE RELATED COMPANIES         DOLLARS                              0           4,804
INVENTORY                                     DOLLARS                         73,527          97,844
LONG TERM INVESTMENT                          DOLLARS                        458,754               0
OTHER ASSETS                                  DOLLARS                         20,486         241,382

TOTAL (DEBITS) CREDITS                                                     1,476,094       1,873,856


LIABILITIES (DEBITS) CREDITS
SHORT-TERM BANK LOANS                         DOLLARS                              0          -1,621
NOTES PAYABLE                                 DOLLARS                       -169,730        -866,779
NOTES PAYABLE                                 OTHER URRENCY                  -46,720               0
SHORT-TERM RESERVES                           DOLLARS                        -56,542               0
LONG-TERM BANK LOANS                          DOLLARS                        596,267        -580,469
LONG-TERM RESERVES                            DOLLARS                       -168,650        -343,337
SUNDRY CREDITORS - LONG TERM                  DOLLARS                       -115,938         -85,074
OTHER LIABILITIES                             DOLLARS                         -1,286         -16,576

TOTAL (DEBITS) CREDITS                                                        37,401      -1,893,856
                                     -69-



(LOSS) PROFIT FROM EXCHANGE DIFFERENCE                                     1,513,495         -20,000

                            31. Extraordinary Items


As of June 30, 2001, a partial reversion of the reserve for the repair of Furnace C was acknowledged in the amount of Th Ch$1,822,561, net of taxes.

As of June 30, 2002, there are no transactions for this item.

       32. Expenses incurred in the sale of shares and debt instruments


As of June 30, 2002 and 2001, there are expenses of Th Ch$13,565 for issue of credits serie C and D.

                            33. Cash Flow Statement


An itemized list is included in the attached chart.

CRISTALERIAS DE CHILE S.A.

CASH FLOW STATEMENT


1.  The following it the detail of the item: OTHERS:

                                                                   2002                    2001
                                                                  Th Ch$                  Th Ch$
                                                              ----------------        -------------
541.11.40     Other income paid
              Discount for Custom Duties                          230,225                       0
              Redemption long term credits                         68,465                       0
              Other income                                              0                   2,037
                               Total                              298,690                   2,037

541.11.80     Other expenses paid
              Exchange difference                                 429,997                 569,545
              Donations                                            35,644                  24,788
              Other expenses                                        3,947                  18,232
                               Total                              469,588                 612,565
541.11.75     Other financing income
              Stamp Tax of credit bank                                481                  54,428
                               Total                                  481                  54,428

541.13.16     Sale of other investments
              CGE share                                                 0               5,436,701
              Sale of PRC                                               0                   3,462
              Redemption Time Dep. over 90 days                10,748,618                 922,202
                              Total                            10,748,618               9,821,293

                                     -73-

541.13.31     Other investment income
              Maturity of future contracts                      1,432,598                 524,544
                                                                1,432,598                 524,544

541.13.66     Other investment made

              Purchase of shares                                  340,047                  40,328
              Future contracts                                    354,882                       0
                              Total                               694,929                  40,328


Following are financing and investment activities that did not generate cash flow during the fiscal year, but that commit future parent company cash flows:

ITEM                          Amount Th Ch $                Due Date

Dividend 150                     960,000                     July-02
Amounts payable investment       248,925                     July-02
Amounts payable investment       392,175             August-Sept.-02

TOTAL                          1,601,100

                           34. Derivative Contracts


FUTURE CONTRACTS IN FOREIGN CURRENCY

The parent company has signed future contracts in foreign currency of Th US$ 119,600 in 2002 (Th US$ 120,325 in 2001) subject to the regulations of Chapter VII of the Compendium of International Exchange Regulations of the Central Bank of Chile and Chapter 13-2 of the compilation of Regulations of Banks and Financial Institutions.

As of June 30, 2002 there was a difference in favor of the financial institutions of Th Ch$386,256, which is presented in Other Current Liabilities.

As of June 30, 2001 there was a difference in favor of the company of Th Ch$321,870, which is presented in Other Current Assets.

CRISTALERIAS DE CHILE S.A.

NOTE 34: DERIVATIVE CONTRACTS

 TYPE OF    TYPE OF  VALUE OF  MATURITY OR               DESCRIPTION OF CONTRACTS  VALUE OF            ACCOUNTS AFFECTED
DERIVATIVE CONTRACT  CONTRACT  EXPIRATION   SPECIFIC    PURCHASE/ PROTECTED ITEM   PROTECTED  ASSETS/LIABILITIES  EFFECT ON RESULT
                                                                  OR TRANSACTION                                              NOT
                                  DATE        ITEM        SALE    NAME  AMOUNT     ITEM       NAME        AMOUNT  REALIZED REALIZED
                                                        POSITION
---------- -------- ---------- ---------- ------------- --------  ----  ------   ----------  -----------  ------- -------- --------
   FR         CI    36,466,650 THIRD 2002 EXCHANGE RATE    P       -      0      36,466,650  LIABILITIES  598,835 -598,835     0
   FR         CI    23,806,530 THIRD 2002 EXCHANGE RATE    P       -      0      23,806,530  LIABILITIES  328,701 -328,701     0
   FR         CI    17,201,250 THIRD 2002 EXCHANGE RATE    P       -      0      17,201,250    ASSETS     367,637  367,637     0
   FR         CI     4,816,350 FIRST 2003 EXCHANGE RATE    P       -      0       4,816,350    ASSETS     173,643  173,643     0

                      35. Contingencies and Restrictions


CONTINGENCIES AND COMMITMENTS

As of June 30, 2002, there is a guarantee delivered in the amount of Th Ch$7,667 (Th Ch$ 6,843 in 2001), according to the detail in the attached chart.


LAWSUITS OR OTHER LEGAL ACTIONS THE COMPANY IS INVOLVED IN

As of June 30, 2002 and 2001 there are no pending lawsuits and other legal actions corresponding


OTHER CONTINGENCIES

In relation to the syndicated loan subscribed with JP Morgan Chase Bank and other 8 creditor banks for US$ 100 million, the following specific financial obligations exist:


a)   TOTAL CONSOLIDATED DEBT TO CAPITALIZATION RATIO

Cristalerias de Chile S.A will not allow the Total Consolidated Debt to Capitalization Ratio to exceed the 0.36 to 1.0 ratio at any time.

The capitalization ratio for Cristalerias de Chile S.A. is the sum: Net Equity plus Monority Interests plus Minority Interests plus Total Consolidated Debt.


b)   NON-CONSOLIDATED NET DEBT TO EBITDA RATIO

Cristalerias de Chile S.A will not allow the Non-consolidated Net Debt to EBITDA ration to exceed the 3.0 to 1.0 ratio at any time.

The non-consolidated EBTDA is the sum of the following: operating income plus depreciation and amortization, plus non-cash charges (in the extent that they have been deducted to determine the operating income and cash income for interests minus non-cash credits (in the extent that they have been added when determining operating income), in each case for such period.


c)   INTEREST COVERAGE RATIO

Cristalerias de Chile S.A. will not allow the Interest Coverage Ratio to be lower than the following ratios in any point in time during the following respective periods: the period from the date the Credit Agreement is entered into until December 31, 2000, ratio 4.00; period between January 1, 2001 and December 31, 2002, ratio 3.50; and period from January 1, 2003 and during the entire following period, ratio 4:00.

The Interest Coverage is understood as the day when it is determined, the ratio between the non-consolidated EBITDA for the four consecutive fiscal quarters ending on, or most recently ended before, that date, and the Interest Expenses for that period.


d)   NET EQUITY

Cristalerias de Chile S.A. will maintain a minimum of the following amounts: period from the date the Credit Agreement is entered into until December 31, 2002, UF 10,000,000 and period from January 1, 2003 and during the entire following period, UF 11,900,000.

Cristalerias de Chile S.A. and all its subsidiaries executed with 100% of restrictions of the creditors.

ECONOMY ARGENTINE CONTEXT

As of June 30, the fixed of Rep. Argentina, represents 5.6% of the consolidated fixed of the company. Likewise, the investments maintained in that country represents 10.5% of the company equity

Since is ample knowlegdge the economy argentine context which is throught the Republic of Argentina do it possible, in this moments, to forsee which will be its evolution, likewise the consequences this could have in the economy and fonancial possition of the subsidiay S.A. Vina Santa Rita for its indirect investment in Vinla Dona Paula S.A., and the affiliate Cristalchile Investments S.A., for its investment in Rayen Cura S.A.I.C, both in Argentina. For which reason, the presents financial statements are not include the effects that could results of the adverse condotions thqt could occur in the future, in consequence, must be read to consider these condition.


OTHER CONTINGENCIES

As of June 30, 2002 and 2001, management is not aware of any other contingencies that could affect the company.

CRISTALERIAS DE CHILE S.A.

NOTE 35:  CONTINGENCIES AND RESTRICTIONS - DIRECT GUARANTEES

CREDITOR OF GUARANTEE     DEBTOR                                  TYPE OF      ASSETS COMMITTED
                                                                 GUARANTEE
-----------------------   ---------------------                  ---------     -----------------
                          NAME                           RELATIONSHIP          TYPE       BOOK
                                                                                          VALUE
                          ---------------------   ------------------------     -----      ------
EDIFICIO METROPOLIS AGF   CRISTALERIAS DE CHILE   COMMERCIAL      DEPOSIT      FLOOR      7,667
                            S.A.

                             BALANCES PENDING                           RELEASE OF GUARANTEES
                           PAYMENT AS OF CLOSING DATE    -----------------------------------------------------------
                           OF FINANCIAL STATEMENTS
                           ----------------------------------------
                               06-30-2002   06-30-2001   06-30-2003  ASSETS  06-30-2004  ASSETS  06-30-2005  ASSETS
                               ----------   ----------   ----------  ------  ----------  ------  ----------  -------
EDIFICIO METROPOLIS AGF           7,667       7,667        6,843          0           0       0       7,667      0


CREDITOR OF GUARANTEE     DEBTOR                                  TYPE OF      ASSETS COMMITTED
                                                                 GUARANTEE
-----------------------   ---------------------                  ---------     -----------------
                          NAME                           RELATIONSHIP          TYPE       BOOK
                                                                                          VALUE
                          ---------------------   ------------------------     -----      ------
Societe de
  Participations          Rayen Cura S.A.         Affiliate       Solidary       0           0


                             BALANCES PENDING                           RELEASE OF GUARANTEES
                           PAYMENT AS OF CLOSING DATE    -----------------------------------------------------------
                           OF FINANCIAL STATEMENTS
                           ----------------------------------------
                               06-30-2002   06-30-2001   06-30-2003  ASSETS  06-30-2004  ASSETS  06-30-2005  ASSETS
                               ----------   ----------   ----------  ------  ----------  ------  ----------  -------
Societe de
  Participations
  Financieres et
  Industrielles                 3,566,851    3,699,124      792,634       0     792,634       0   1,981,583      0

                  36. Guarantees obtained from third parties


As of June 30, 2002 and 2001 the company has received guarantees from third parties, which are shown below:


ITEM                                            2002           2001
                                               Th Ch$         Th Ch$

Real Estate Lease Bank Boston 367,690 UF       6,017          6,011
Real Estate Lease to Telecomunicaciones
Cono Sur Ltda. (130 UF)                        2,126          2,124
Lease Real Estate Office 202 AGF Building      3,843          3,839
Suppliers Sight Drafts                        12,157          1,245
Security Bank (317.90 UF)                      5,199              0
                                              ------         ------

TOTAL                                         29,342         13,219

                        37. Local and Foreign Currency


Charts are attached showing the foreign currency balance as of June 30, 2002 and 2001.

Cristalerias de Chile S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY - ASSETS

                  ITEMS             Currency             Amount
                                                        06-30-2002      06-30-2001
----------------------------  -----------------        -------------   -------------
Current Assets
CASH                          Adjustable Ch$                 839,888         188,337
CASH                          Dollars                        119,223         103,633
TIME DEPOSITS                 Dollars                     14,790,742      22,407,740
MARKETABLE SECURITIES         Adjustable Ch$               3,644,054       3,274,874
MARKETABLE SECURITIES         Dollars                      6,521,246               0
MARKETABLE SECURITIES         Non-adjust. Ch$                190,738               0
DEBTORS FROM SALES            Non-adjust. Ch$             13,485,303      13,751,936
DOCUMENTS RECEIVABLE          Non-adjust. Ch$              3,247,684       1,979,230
MISCELLANEOUS DEBTORS         Adjustable Ch$                  72,624         128,937
MISCELLANEOUS DEBTORS         Non-adjust. Ch$                461,655         302,631
MISCELLANEOUS DEBTORS         Dollars                          6,030           3,450
DOC.&ACTS. REC. REL. CO'S.    Adjustable Ch$                 291,814         567,607
DOC.&ACTS. REC. REL. CO'S.    Dollars                              0          66,199
DOC.&ACTS. REC. REL. CO'S.    Non-adjust. Ch$              2,211,785       2,809,071
STOCK                         Adjustable Ch$               6,111,810       6,225,747
REFUNDABLE TAX                Non-adjust Ch$                 156,839         660,599
EXPENSES PAID IN ADVANCE      Dollars                        109,885          33,492
EXPENSES PAID IN ADVANCE      Adjustable Ch$                 129,232          25,973
DEFERRED TAXES                Non-adjust Ch$                 706,946         372,236
OTHER CURRENT ASSETS          Non-adjustable Ch$           6,101,254       1,210,984
OTHER CURRENT ASSETS          Dollars                              0       4,911,406
Fixed Assets
FIXED ASSETS                  Adjustable Ch$              72,682,802      73,626,112
Other Assets
INVESTMENT REL. CO'S.         Adjustable Ch$             137,856,652     151,144,403
NEG. INVESTMENT GOODWILL      Adjustable Ch$               2,078,863       7,555,700
LONG-TERM DEBTORS             Adjustable Ch$                 176,836         106,159
L-T DOC. REC. REL. CO'S.      Adjustable Ch$              24,710,102       2,222,018
INTANGIBLES                   Adjustable Ch$                       0           2,627
DEFERRED TAX                  Non-adjustable Ch$                   0               0
MISCELLANEOUS                 Dollars                      9,557,894         797,787
Total Assets
                              Non-adjust. Ch$             27,402,092      21,275,024
                              Dollars                     31,105,020      28,323,707
                              Adjustable Ch$             247,754,789     244,880,157

Cristalerias de Chile S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY - CURRENT LIABILITIES

                ITEM                 Currency                    Up to 90 days                         90 Days to 1 Year
------------------------------  ----------------  ----------------------------------------  ---------------------------------------
                                                     06-30-2002               06-30-2001          06-30-2002        06-30-2001
                                                  -------------------- ------------------- -------------------- -------------------
                                                  Amount       Avg.      Amount     Avg.     Amount     Avg.      Amount    Avg.
                                                              Annual               Annual              Annual              Annual
                                                  Thou Ch$   Int.Rate   Thou Ch$  Int.Rate  Thou Ch$  Int.Rate   Thou Ch$ Int.Rate
                                                 ----------  -------- ----------  -------- ---------  --------  --------- ---------
Current Liabilities
Long-Term Obligations           Dollars          20,348,771     3.375    149,274     7.47          0        0           0       0
1-year maturity
Dividend Payable                Non-adjust. Ch$     536,033         0    714,733        0          0        0           0       0
Accounts Payable                Non-adjust. Ch$   1,894,684         0  2,133,078        0          0        0           0       0
Documents Payable               Dollars           1,846,444         0  3,055,575        0          0        0           0       0
Documents Payable               Other Currencies    313,593         0    479,361        0          0        0           0       0
Miscellaneous Creditors         Non-adjust. Ch$     463,847         0    367,471        0          0        0           0       0
Doc. and Accts. Payable rel Co  Adjustable Ch$       23,331         0      6,629        0          0        0           0       0
Doc. and Accts. Payable rel Co  Non-adjust. Ch$     652,553         0    802,867        0          0        0           0       0
Reserves                        Adjustable Ch$      295,322         0    472,790        0    158,413        0     157,119       0
Reserves                        Dollars                   0         0          0        0  1,169,685        0           0       0
Reserves                        Non-adjust. Ch$   4,515,773         0  3,046,689        0          0        0   1,040,487       0
Withholding                     Non-adjust. Ch$     813,077         0    717,539        0          0        0           0       0
Other Current Liabilities       Adjustable Ch$      386,256         0          0        0          0        0           0       0

Total Current Liabilities
                                Dollars          22,195,215       -    3,204,849      -    1,169,685      -             0      -
                                Non-adjust. Ch$   8,875,967       -    7,782,377      -            0      -     1,040,487      -
                                Other Currencies    313,593       -      479,361      -            0      -             0      -
                                Adjustable Ch$      704,909       -      479,419      -      158,413      -       157,119      -

Cristalerias de Chile S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES
         CURRENT PERIOD 06-30-2002

              ITEM                   Currency              1-3 Years                3-5 years
----------------------------  -------------------  -------------------------  -------------------------
                                                     Amount      Average        Amount      Average
                                                    Thou Ch$   Interest Rate   Thou Ch$  Interest Rate
                                                   ----------  -------------  ---------  --------------
Obligations with Banks and    Dollars              39,317,142      3.375      9,829,287       3.375
Financial Institutions
Deferred Custom Duties        Dollars                 777,335      11.06        133,516       11.06
Long-term Creditors           Adjust. Ch$              58,089          0              0           0
Long-term Reserves            Dollars               3,545,829          0              0           0
Long-term Reserves            Adjust. Ch$           3,594,255          0              0           0
Deferred Taxes                Non-adjust. Ch$       1,416,691          0              0           0

Total Long-term Liabilities
                              Dollars              43,640,306       -         9,962,803         -
                              Adjust. Ch$           3,652,344       -                 0         -
                              Non-adjust. Ch$       1,416,691       -                 0         -

              ITEM                   5-10 Years             More than 10 years
----------------------------    -----------------------  --------------------------
                                 Amount     Average       Amount         Average
                                Thou Ch$  Interest Rate  Thou Ch$     Interest Rate
                                --------  -------------  --------     -------------
Obligations with Banks and           0           0           0               0
Financial Institutions
Deferred Custom Duties               0           0           0               0
Long-term Creditors                  0           0           0               0
Long-term Reserves                   0           0           0               0
Long-term Reserves                   0           0           0               0
Deferred Taxes                       0           0           0               0

Total Long-term Liabilities
                                     0         -             0            -
                                     0         -             0            -
                                     0         -             0            -

Cristalerias de Chile S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES
          PREVIOUS PERIOD 06-30-2001

          ITEM                        Currency                                    1-3 Years                  3-5 years
-------------------------------       --------------                   ------------------------------  ---------------------------
                                                                          Amount          Average        Amount         Average
                                                                        Thou Ch$        Interest Rate   Thou Ch$     Interest Rate
                                                                       ----------       -------------  -----------   -------------
Obligations with banks                Dollars                          36,697,657             4.89     27,523,243         7.43815
and financial institutions
Sundry creditors                      Dollars                             723,314                0        849,173           11,06
Sundry creditors                      Adjust. Ch$                          59,963            11.06              0               0
Long-term Reserves                    Dollars                           4,077,761                0              0               0
Long-term Reserves                    Adjustable Ch$                    3,543,420                0              0               0
Deferred Taxes                        Non-adjust. Ch$                     286,199                0              0               0
Total Long-term Liabilities
                  -                   Dollars                          41,498,732        -             28,372,416        -
                  -                   Adjust. Ch$                       3,603,383        -                      0        -
                  -                   Non-adjust. Ch$                     286,199        -                      0        -

          ITEM                                     5-10 Years                 More than 10 years
-------------------------------             --------------------------     --------------------------
                                              Amt.         Average         Amount         Average
                                            Thou Ch$     Interest Rate     Thou Ch$     Interest Rate
                                            --------     -------------     --------     -------------
Obligations with banks                          0              0              0               0
and financial institutions
Sundry creditors                                0              0              0               0
Sundry creditors                                0              0              0               0
Long-term Reserves                              0              0              0               0
Long-term Reserves                              0              0              0               0
Deferred Taxes                                  0
Total Long-term Liabilities
                  -                             0            -                0             -
                  -                             0            -                0             -
                  -                             0            -                0             -

                                 38. Penalties


In the 2002 and 2001 fiscal years no penalties have been applied to the company, the Members of the Board or Company Managers by the SVS or other administrative authorities.

                             39. Subsequent Events


As of July 16, 2002 a provisional dividend N(degree)150 of Th Ch$15 was paid by the company and was approved by the Board of Directors on June
25, 2002.

At of August 14, 2002 bonds were issued for UF 4,100,000, this was registered in the Register of SVS with the N(degree) 296 on July 9, 2002 and subsequently was modified by Certificate at of August 12, 2002.

Tje Series C bonds are 4.75% bonds due in 6 years for UF 2,000,000. The Series D bonds are 5.9% bonds due in 21 years for UF 2,000,000. The bond offering realized UF 3,937,063 or 96.02% of the total offering. The differnce, less expenses, will be amortized over the period in which the bonds are outstanding.

                                40. Environment


ENVIRONMENT

In its commitment to preserve the environment, as of June 30
2002 the Company has made investments of Th Ch$ 181,326 for the repair of an electrostatic precipitator to filter the gases issued by our smelting processes. The company thereby would comply with the emission standards for particulate material issued by the supervisory agencies.

                               41. TIME DEPOSITS


At June 30, 2002 and 2001 the Company presents the following information:


INSTITUTION                      Currency      2002             2001
                                              Th Ch$           Th Ch$

Banco Santiago                      US$      5,071,858          2,762,890
Banco Scotiabank                    US$      3,699,351                  0
Banco Credito e Inversiones         US$      6,019,533          4,078,888
Banco Bilbao Viscaya New York       US$              0          2,629,092
Banco Santander N. York             US$              0         12,936,870
                                            ----------         ----------

TOTAL                                       14,790,742         22,407,740
                                            ==========         ==========

                            42. STOCK TRANSACTIONS


During the 2002 and 2001 fiscal years, members of the board, controlling stockholders, related individuals and entities carried out transactions in the company's stock.

In the fiscal year 2001, the following transactions were carried out:


                                   2002                        2001
                           -----------------        ------------------------
     INSTITUTION           Purchases   Sales        Purchases       Sales
-----------------------    ---------   -----        ---------    -----------
The Bank of New York           0         0           104,439      2,398,359

                       43. DISTRIBUTION OF SHAREHOLDERS


The distribution of stockholders as of June 30, 2002 and 2001 is the following:

                                  % of Shareholding       No. of Shareholders
                                  -----------------       -------------------
TYPE OF SHAREHOLDER                2002       2001          2002       2001
-----------------------------     ------     ------        ------     -----
10% or more shareholding          34.03       34.03            1         1

Less than 10% shareholding
with investment equal to or
higher than 200 UF                65.81       65.80          250      246

Less than 10% shareholding
with investment less than
200 UF                             0.16        0.17          826      855

TOTAL                            100.00      100.00        1,077    1,102

CONTROLLING
SHAREHOLDER                       52.14       52.14            3        3

                            44. BOARD COMPENSATION


During the years 2002 and 2001 reserves were made for legislative assembly and the profit sharing in the amount of Th Ch$715,912 and Th Ch$700,577, respectively, according to the following details:

                                                      2002            2001
                                                      ThCh$          ThCh$

Share of previous fiscal year profits                  710,824       696,005
Legislative assembly for meeting asistance               4,085         3,714
Legislative assembly the Board of the Directors          1,003           858
                                                      --------      --------

TOTAL                                                  715,912       700,577
                                                      ========      ========

The share for 2002 totaled Th Ch$142,867 (Th Ch$365,769 in 2001)

CRISTALERIAS DE CHILE S.A.

NOTES TO FINANCIAL STATEMENTS AS OF June 30, 2002 AND 2001

1.- FINANCIAL INDICATORS

                                                          06-30-2002      06-30-2001        12-31-2001
                                                          ----------      ----------        ----------
LIQUIDITY
Current liquidity                            times             1.77           4.94               2.35
Acid ratio                                   times             1.56           4.33               2.01
DEBT
Debt ratio                                   times              0.4            0.4                0.4
Short-term debt                                %               36.3           13.9               27.9
Long-term debt                                 %               63.7           86.1               72.1
Coverage of interest expenses                times              4.6           4.74                5.5
ACTIVITY
Total assets                                Mill Ch$        306,262        294,479            306,527
Investments                                 Mill Ch$          5,735         20,909             28,513
Disposal of property                        Mill Ch$              6            614              1,353
Inventory turnover                           times              8.0            7.5                7.1
Inventory permanence                          days             44.8           48.1               50.7
PROFITS (LOSSES)
Operating income                            Mill Ch$         30,382         29,964             66,178
Operating costs                             Mill Ch$         18,111         18,332             40,041
Operating profit                            Mill Ch$          9,975          9,251             20,865
Financial expenses                          Mill Ch$          1,338          2,196              3,957
Non-operating result                        Mill Ch$         (4,332)            46             (1,423)
R.A.I.I.D.A.I.E.                            Mill Ch$         10,514         13,840             29,875
After-tax profit                            Mill Ch$          3,572          9,144             17,877
RATE OF RETURN
Return on equity                               %                1.7            4.4                8.5
Return on assets                               %                1.2            3.2                6.0
Return on operating assets                     %              10.25           10.2               22.9
Profit per share                               $               55.8          142.8              279.3
Return on dividends                            %                3.7            3.2                3.1

Current liquidity       Ratio of current assets to current liabilities.
Acid ratio:             Ratio of uncommitted funds to current liabilities.
Debt ratio:             Ratio of total current liabilities to net worth.
Coverage of Interest
  Expenses:             Profit before taxes and interest divided by financial
                        expenses.
Inventory turnover:     Ratio between sales cost of the period and average
                        inventory.
Inventory permanence:   Ratio between average inventory and sales cost of the
                        period, multiplied by 360 days
R.A.I.I.D.A.I.E.:       Profit before taxes, interest, depreciation,
                        amortization, and special items.
Return on dividendes:   Sum of dividends paid in the last twelve months
                        divided by market price of stock at closing of period.

The main trends observed in the 2002 fiscal year indicators are:


LIQUIDITY INDICES

There is a reduction in the liquidity index in relation to June 2001 despite a significant reduction in notes and account payable, because of the transfer to the short term of long-term syndicated loan installment.


DEBT INDICES

Although the debt index has had a slight increase because of the rise in the rate of exchange, this financial index remained steady during the periods studied because of the increase in equity resulting from the increase in profits.

On the other hand, the distribution of the short-term and long-term debt shows variations due to the expiry of installments payable in less than one year of Long Term Liabilities that have been transferred to Short Term.

The coverage index of financial expenses fell with respect to the previous year because of lower profits.


ACTIVITY INDICES

The indices of inventory turnover and permanence improved because of the stocks bought by management to reduce product stock inventories.


PROFITABILITY INDICES

Profitability indices fell during the fiscal year because of a reduction in profits.

On the other hand, although dividends distributed between July 2000 and June 2001 rose by 3% compared to the July 2001/June 2002 period, the rate of return of dividends show the increase because of the dropped in the price of stocks in the stock exchange, which rose from $4,090 per share as of June 30, 2001, to $3,801 per share as of June 30, 2001.



2.   DIFFERENCE BETWEEN BOOK VALUE AND MARKET VALUE OF MAIN ASSETS.


The financial statements of the company have been prepared according to generally accepted accounting principles and general and specific norms of the Securities and Insurance Commission, which is the agency that regulates the Company. The valuation of the assets includes adjustment for currency devaluation, reserves, and technical revaluations. We believe the foregoing is a reasonable way to value the company's permanent investments.

As of June 30, 2002, there were financial investments in stocks recorded in the accounting according to their purchase price of Th Ch$ 3,644 million whose market value on the same date was Th Ch$6,022 million.

3.   RESULTS OF THE FIRST QUARTER OF 2002

3a.  Individual Result

The Company had non-consolidated sales of Ch$30,382 million as of June 2002, which is a 1.4% increase compared to the previous fiscal year. Volumes sold increased by 0.6%, reaching 108.080 tons. This volume level is mainly due to higher sales of bottles for the non-returnable beer and wine markets.

Operating profit rose by 7.8%, totaling Ch$9,975 million. For comparison purposes the operating margin increased due the lower sale of lower-margin imported products.

The Company's net profit amounted to Ch$3,572 million compared to Ch$9,144 million the previous year. This result can be explained in part by the reduction in the non-operating result, which passed from a profit of Ch$46 million in 2001 to a loss of $4,332 million in 2002. During 2001, extraordinary income were recorded by the company corresponds to the sales share of the CGE and because the valuation of their investment in the asociating between Crowpla-Reicolite and Multipack. In Addition, a greater loss results from the effect of the devaluation of the Argentine pesos (from $1.7 to $3.8 Argentine pesos per dollar) in the accounting of the financial statements of Rayen Cura, which generated a loss of $2,424 million for the quarter. This was compensated in part in Vina Santa Rita and CIECSA. In addition, in the year 2001 the company had an extraordinary income of Ch$976 million corresponding to the reversion of the reserve for the repair of Furnace C, included in the account "Extraordinary Items".

3b.  Result in Subsidiaries

As of June 30, 2002, Santa Rita's profit was Ch$4,147 million, which was a 51.5% increase over the same period in 2001. In the local market, the volumes of the Company were 19.0% higher than in 2001. The prices in this market dropped 18.0% in real terms, as a result of increased competition and lower cost of musts, which led to valued sales in the local market dropping 3.0%. Sales in the export market increased 12.5% in volume due to higher sales to the European and Latin American markets. During the period, exports represented 52.6% of total income with US$ 25,2 million. The operating result was increased 21.2%, reaching Ch$4,703 million, mainly as a result of the increase in prices in the local market and the increase in volumes in the export market. The average price in dollars per case for the export market was US$ 30,5, whereas the average price for the industry was US$22,23 per case. As of June 2002, Santa Rita showed a non-operating profit of Ch$311 million, compared to a loss of Ch$496 million in 2001, which can be mainly explained by lower financial costs.

Megavision, the main subsidiary of CIECSA, showed an operating profit of Ch$1,716 million, compared with an operating loss of Ch$397 million in the previous year. Megavision had a 24.6% share of the audience during the period.(1) Net sales increased by 40.1% totaling Ch$9,594 million because of the live programs. As of June 2002, Megavision had a net profit of Ch$507 million, compared to a loss of Ch$916 million in 2001. CIECSA's final result was a profit of Ch$308 million compared to a loss of Ch$909 million the year before.

Envases CMF S.A. showed a net loss of C0h$403 million in 2002 compared with a profit of Ch$128 million in 2001. The company increased its sales 144%, reaching Ch$14,835

_______________
(1) Measured between 9:00 A.M. and 1:00 A.M. (in other words 16 hours a day) from Monday to Sunday.

million during the year. This significant increase in sales is largely attributable to the partnership entered into with Multipack at the end of Junee 2001. Sales volume increased 97%, reaching 10,643 tons. Operating profit was Ch$718 million, which is 43% higher than the profit obtained during 2001.

The non-operating profit of the company declined from Ch$352 million in 2001 to Ch$1,188 million in 2002. The higher loss is mainly due to an increase of the financial expenses corresponds to the recourse obtained for the financing of the joint venture of Crowpla-Reicolite with Multipack.

In the area of cable TV, Cristalchile Comunicaciones S.A. (99.99% subsidiary of Cristalerias), is the owner of 50% of Cordillera Comunicaciones Ltda., which in turn is the owner of 99% of Metropolis-Intercom S.A.

Metropolis-Intercom S.A. registered sales of Ch$22,538 million during 2002 compared with Ch$22,303 million during the same period the previous year. As of June 2002, Metropolis-Intercom had a net loss of Ch$7,582 million compared with a loss of Ch$7,277 million in 2001. This result includes a depreciation charge of Ch$5,484 million (Ch$5,317 million in 2001) corresponding to the HFC network adquired in July 2000. The company ended the period with 239,000 subscribers, 14.6% down compared to the same date in 2001, due to a greater number of discontinued subscriptions because of the deteriorated domestic economic situation.

As a result of the foregoing and the amortization of the lower value of investments through Cordillera Comunicaciones from $2,010 million in the quarter ($1,997 million in 2001), Cristalchile Comunicaciones recorded a net loss of $4,806 million (loss of $4,604 in the first quarter of 2001).

4.   CASH FLOW STATEMENT

During the first quarter of 2002 a total net positive flow of Ch$10,099 million was generated, which is explained by a positive flow generated by operating activities of Ch$15,807 million, which was reduced by a negative financing flow of Ch$6,092 million and a positive flow of investment activities of Ch$384 million.

The operating flow corresponds basically to the collection of sales, dividends recovered and financial interests that were reduced by payment to suppliers, interests and income tax.

The financing flow can be explained mainly by payment of dividends for Ch$3,073 million in January and April 2002.

The investment flow is mainly explained by the redemption of Term Deposits at over 90 days and the expiry of future contracts. This flow was used in part in the incorporation of fixed assets and in the investment of financial instruments.

The foregoing results in an increase in the final balance of cash and cash equivalent, which passed from Ch$18,626 million as of December 31, 2001 to $28,563 million as of June 30, 2002.

According to the current regulations of the SVS and the Association of Accountants of Chile, term deposits and agreements with due date less than 90 days have been considered cash and cash equivalent.

5.   INTEREST RATES AND EXCHANGE RATE RISK ANALYSIS

a.   Interest rates

The Company is exposed to the risk of fluctuations in interest rates on its long-term debt, corresponding to a credit of US$100 million, which was agreed at a variable rate Libo plus 1.125 percentage points on average. On the other hand, as of June 30, 2002 the Company had available funds of $36,837 million invested at different terms in instruments like term deposits, bonds, fixed rate and repurchase agreement mutual funds.

The company does not use derivative financial instruments at the present time to reduce risk in the event of fluctuations in interest rates. That policy will be studied permanently to evaluate the alternatives offered by the market.

The Company maintains liabilities in dollars of US$111.9 million, which represent 25.1% of its assets, and include a long-term syndicated loan of US$100 million. As of June 30 the Company has investments in dollars of US$44.4 million in term deposits, bonds and fixed rate mutual funds. It also has dollar purchase contracts of US$119.6 million, and a contract that provides coverage for Euro/Dollar fluctuations for 3.5 million Euros, all of which provides a reasonable coverage for exchange rate variations risk.

                                RELEVANT EVENTS


There are no in this item.

ab


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


CRISTALERIAS DE CHILE S.A.




                                       By:  /s/ Benito Bustamante C.
                                           --------------------------
                                              Benito Bustamante C.
                                                  Comptroller


Date: October 8, 2002.